

2022 ANNUAL REPORT

PORTFOLIO OVERVIEW



☐ States with Xenia Assets

● Markets with Xenia Assets

ALABAMA

Grand Bohemian Hotel Mountain Brook, Autograph Collection

ARIZONA

Hyatt Regency Scottsdale Resort & Spa at Gainey Ranch

Royal Palms Resort & Spa, The Unbound Collection

CALIFORNIA

Andaz Napa

Andaz San Diego

Hyatt Regency Santa Clara

Kimpton Canary Hotel Santa Barbara

Marriott San Francisco Airport Waterfront

Park Hyatt Aviara Resort, Golf Club & Spa

COLORADO

The Ritz-Carlton, Denver

FLORIDA

Grand Bohemian Hotel Orlando, Autograph Collection

Hyatt Centric Key West Resort & Spa

Hyatt Regency Grand Cypress

GEORGIA

Andaz Savannah

Bohemian Hotel Savannah Riverfront, Autograph Collection

Renaissance Atlanta Waverly Hotel & Convention Center

Waldorf Astoria Atlanta Buckhead

LOUISIANA

Loews New Orleans Hotel

OREGON

Hyatt Regency Portland at the Oregon Convention Center

Kimpton RiverPlace Hotel

PENNSYLVANIA

Fairmont Pittsburgh

Kimpton Hotel Palomar Philadelphia

SOUTH CAROLINA

Grand Bohemian Hotel Charleston, Autograph Collection

TENNESSEE

W Nashville

TEXAS

Fairmont Dallas

Marriott Dallas Downtown

Marriott Woodlands Waterway Hotel & Convention Center

Westin Galleria Houston

Westin Oaks Houston at The Galleria

UTAH

Kimpton Hotel Monaco Salt Lake City

VIRGINIA

Lorien Hotel & Spa

The Ritz-Carlton, Pentagon City

32 HOTELS, COMPRISING 9,508 ROOMS ACROSS 14 STATES AND 22 MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ended to

Commission file number 001-36594

Xenia Hotels & Resorts, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**20-0141677**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**
200 S. Orange Avenue Suite 2700, Orlando, Florida	**32801**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (407) 246-8100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	XHR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the 113,569,881 shares of common stock held by non-affiliates of the registrant was approximately $1.65 billion based on the closing price of the New York Stock Exchange for such common stock as of June 30, 2022.

As of February 28, 2023, there were 111,481,129 shares of the registrant's common stock, $0.01 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant incorporates by reference portions of its Definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which is expected to be held on May 16, 2023, into Part III of this Form 10-K to the extent stated herein.

XENIA HOTELS & RESORTS, INC.

2022 FORM 10-K ANNUAL REPORT

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K ("Annual Report"), other than purely historical information, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements include statements about Xenia Hotels & Resorts, Inc.'s ("Xenia") plans, objectives, strategies, financial performance and outlook, trends, the short- and longer-term effects of the COVID-19 pandemic, the amount and timing of future cash distributions, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual financial results, performance, achievements or prospects may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "guidance," "predict," "potential," "continue," "likely," "will," "would," "illustrative" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by Xenia and its management based on their knowledge and understanding of the business and industry, are inherently uncertain. These statements are not guarantees of future performance, and stockholders should not place undue reliance on forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Annual Report. Such risks, uncertainties and other important factors, include, among others, the risks, uncertainties and factors set forth under "Part I-Item 1A. Risk Factors" and "Part II-Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," and the risks and uncertainties related to the following:

- general economic uncertainty and a contraction in the U.S. or global economy or low levels of economic growth;

- macroeconomic and other factors beyond our control that can adversely affect and reduce demand for hotel rooms, food and beverage services, and/or meeting facilities;

- inflation which increases our labor and other costs of providing services to guests and meeting hotel brand standards as well as costs related to construction and other capital expenditures, property and other taxes, and insurance which could result in reduced operating profit margins;

- the pace and evenness of recovery following the COVID-19 pandemic and the long-term effects of the pandemic, COVID-19 variants or any future resurgence, including with respect to global and regional economic activity, travel limitations or bans, the demand for travel, levels of spending in transient or group business and leisure segments, and levels of consumer confidence;

- the ability of third-party managers or other partners to successfully navigate the impacts of the COVID-19 pandemic or variants of COVID-19, including the ability to provide adequate staffing levels required to effectively operate our hotels and meet customer needs;

- the impact of supply chain disruptions on our ability to source furniture, fixtures, and equipment required to comply with brand standards and guest expectations and the ability of our third-party managers to source supplies and other items required for operations;

- our ability to comply with contractual covenants;

- business, financial and operating risks inherent to real estate investments and the lodging industry;

- seasonal and cyclical volatility in the lodging industry;

- adverse changes in specialized industries, such as the energy, technology and/or tourism industries, that result in a sustained downturn of related businesses and corporate spending that may negatively impact our revenues and results of operations;

- levels of spending in transient or group business and leisure segments as well as consumer confidence;

- declines in occupancy ("OCC") and average daily rate ("ADR");

- decreased business travel for in-person meetings due to technological advancements in virtual meetings and/or changes in guest and consumer preferences, including consideration of the impact of travel on the environment;

- fluctuations in the supply of hotels due to hotel construction and/or renovation and expansion of existing hotels and demand for hotel rooms;

- changes in the competitive environment in the lodging industry, including due to consolidation of management companies, franchisors, and online travel agencies and changes in the markets where we own hotels;

- events beyond our control, such as war, terrorist or cyber-attacks, mass casualty events, government shutdowns and closures, travel-related health concerns, global outbreaks of pandemics or contagious diseases, or fear of such outbreaks, weather and climate-related events, such as hurricanes, tornadoes, floods, wildfires, and droughts, and natural or man-made disasters;

- cyber incidents and information technology failures, including unauthorized access to our computer systems and/or our vendors' computer systems, and our third-party management companies' or franchisors' computer systems and/or their vendors' computer systems;

- changes in interest rates and operating costs, including labor and service related costs;

- our inability to directly operate our properties and reliance on third-party hotel management companies to operate and manage our hotels;

- our ability to maintain good relationships with our third-party hotel management companies and franchisors;

- our failure to maintain and/or comply with required brand operating standards;

- our ability to maintain our brand licenses at our hotels;

- relationships with labor unions and changes in labor laws, including increases to minimum wages;

- retention and attraction of our senior management team or key personnel;

- our ability to identify and consummate additional acquisitions and dispositions of hotels;

- our ability to integrate and successfully operate any hotel properties that we acquire in the future and the risks associated with these hotel properties;

- the impact of hotel renovations, repositionings, redevelopments and re-branding activities;

- our ability to access capital for renovations, acquisitions and general operating needs on terms and at times that are acceptable to us;

- the fixed cost nature of hotel ownership;

- our ability to service, restructure or refinance our debt;

- compliance with regulatory regimes and local laws;

- uninsured or underinsured losses, including those relating to weather and climate-related events, natural disasters, civil unrest, terrorism or cyber-attacks and the physical effects and transition-related impacts of climate change;

- changes in distribution channels, such as through internet travel intermediaries or websites that facilitate the short-term rental of homes and apartments from owners;

- the amount of debt that we currently have or may incur in the future;

- provisions in our debt agreements that may restrict the operation of our business;

- our organizational and governance structure;

- our status as a real estate investment trust ("REIT");

- our taxable REIT subsidiary ("TRS") lessee structure;

- the cost of compliance with and liabilities under environmental, health and safety laws;

- adverse litigation judgments or settlements or regulatory proceedings;

- changes in real estate and zoning laws;

- increases in real property tax valuations or rates;

- increases in insurance costs or other fixed costs;

- changes in federal, state or local tax law, including legislative, administrative, regulatory or other actions affecting REITs;

- changes in governmental regulations or interpretations thereof; and

- estimates relating to our ability to make distributions to our stockholders in the future.

These factors are not necessarily all of the important factors that could cause our actual financial results, performance, achievements or prospects to differ materially from those expressed in or implied by any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and we do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

The "Company," "Xenia," "we," "our" or "us" means Xenia Hotels & Resorts, Inc. and one or more of its subsidiaries (including XHR LP (the "Operating Partnership") and XHR Holding, Inc. (together with its wholly-owned subsidiaries, "XHR Holding")), or, as the context may require, Xenia Hotels & Resorts, Inc. only, the Operating Partnership only or XHR Holding only.

MARKET AND INDUSTRY DATA

The market data and certain other statistical information used throughout this Annual Report are based on independent industry publications, government publications or other published independent sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. STR Inc. ("STR") is the primary source for third-party market data and industry statistics and forecasts. STR does not guarantee the performance of any company about which it collects and provides data. The reproduction of STR's data without their written permission is strictly prohibited. Nothing in the STR data should be construed as advice. Some data is also based on our good faith estimates.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

Xenia Hotels & Resorts® and related trademarks, trade names and service marks of Xenia appearing in this Annual Report are the property of Xenia. Unless otherwise noted, all other trademarks, trade names or service marks appearing in this Annual Report are the property of their respective owners, including Marriott International, Inc., Hyatt Corporation, Kimpton Hotel & Restaurant Group, LLC, Fairmont Hotels & Resorts, Loews Hotels, Inc., and Hilton Worldwide Inc. or their respective parents, subsidiaries or affiliates ("Brand Companies"). In the event that any of our management agreements or franchise agreements with the Brand Companies are terminated for any reason, the use of all applicable trademarks and service marks owned by the Brand Companies will cease at the hotel where the management agreement or franchise agreement was terminated; all signs and materials bearing the marks and other indicia connecting the hotel to the Brand Companies will be removed at our expense.

DISCLAIMER

None of the Brand Companies or their respective directors, officers, agents or employees are issuers of the shares described herein or had responsibility for the creation or contents of this Annual Report. None of the Brand Companies or their respective directors, officers, agents or employees make any representation or warranty as to the accuracy, adequacy or completeness of any of the following information, including any financial information and any projections of future performance. The Brand Companies do not have an exclusive relationship with us and will continue to be engaged in other business ventures, including the acquisition, development, construction, ownership or operation of lodging, residential and vacation ownership properties, which are or may become competitive with the properties held by us.

CERTAIN DEFINED TERMS

Except where the context suggests otherwise, we define certain terms in this Annual Report as follows:

- "ADR" or "average daily rate" means rooms revenues divided by total number of rooms sold in a given period;

- "occupancy" means the total number of rooms sold in a given period divided by the total number of rooms available, regardless of operational status, at a hotel or group of hotels;

- "RevPAR" or "revenue per available room" means rooms revenues divided by room nights available, regardless of operational status, in a given period, and does not include non-rooms revenues such as food and beverage revenues or other operating revenues;

- "top 25 lodging markets" refers to the top 25 lodging markets in the United States as defined by STR;

- an "upper upscale" hotel refers to an upper upscale hotel as defined by STR;

- a "luxury" hotel refers to a luxury hotel as defined by STR;

- "Fairmont," "Hilton," "Hyatt," "Kimpton," "Loews," and "Marriott" mean Fairmont Hotels & Resorts, Hilton Worldwide Inc., Hyatt Corporation, Kimpton Hotel & Restaurant Group, LLC, Loews Hotels, Inc. and Marriott International, Inc., respectively, as well as their respective parents, subsidiaries or affiliates.

PART I

Item 1. Business

General

Xenia Hotels & Resorts, Inc. is a Maryland corporation that primarily invests in uniquely positioned luxury and upper upscale hotels and resorts with a focus on the top 25 lodging markets as well as key leisure destinations in the United States (“U.S.”).

Substantially all of the Company’s assets are held by, and all the operations are conducted through XHR LP (the “Operating Partnership”). XHR GP, Inc. is the sole general partner of the Operating Partnership and is wholly-owned by the Company. As of December 31, 2022, the Company collectively owned 97.0% of the common limited partnership units issued by the Operating Partnership (“Operating Partnership Units”). The remaining 3.0% of the Operating Partnership Units are owned by the other limited partners comprised of certain of our executive officers and current or former members of our Board of Directors and includes vested and unvested long-term incentive plan (“LTIP”) partnership units. LTIP partnership units may or may not vest based on the passage of time and meeting certain market-based performance objectives.

Xenia operates as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. To qualify as a REIT, the Company cannot operate or manage its hotels. Therefore, the Operating Partnership and its subsidiaries lease the hotel properties to XHR Holding, Inc. and its subsidiaries (collectively with its subsidiaries, “XHR Holding”), the Company’s taxable REIT subsidiary (“TRS”), which engages third-party eligible independent contractors to manage the hotels. The third-party hotel operators manage each hotel pursuant to a management agreement, the terms of which are discussed in more detail under “Part I-Item 2. Properties - Our Principal Agreements.”

The Company’s consolidated financial statements include the accounts of the Company, the Operating Partnership, and XHR Holding and each of their wholly-owned subsidiaries. The Company’s subsidiaries generally consist of limited liability companies (“LLCs”), limited partnerships (“LPs”) and our TRS. The effects of all inter-company transactions are eliminated.

As of December 31, 2022, the Company owned 32 lodging properties with a total of 9,508 rooms.

The Company’s principal executive offices are located at 200 S. Orange Avenue, Suite 2700, Orlando, Florida, 32801, and our telephone number is (407) 246-8100. The Company’s website is www.xeniareit.com. The information contained on our website, or that can be accessed through our website, neither constitutes part of this Annual Report on Form 10-K nor is incorporated by reference herein.

The following chart shows our structure as of December 31, 2022:


Public Stockholders
Common stock
Xenia Hotels & Resorts, Inc.
100%
Executive members and current or former members of our Board of Directors(1)
96.0% Limited partner
XHR GP, Inc.
3.0% Limited partners
1% General partner
XHR LP (our Operating Partnership)
100%
XHR Holding, Inc. (our TRS)
100%
100%
Subsidiaries owning the Xenia portfolio
Leases
Subsidiaries leasing the Xenia portfolio (our TRS lessees)
Management agreements
Third-party hotel managers

(1) Ownership percentages include vested and unvested LTIP partnership units which may or may not vest based on the passage of time and meeting certain market-based performance objectives.

Ongoing Recovery from COVID-19

Our hotel portfolio experienced a broad-based recovery from COVID-19 during 2022 with a continuation of strong leisure bookings and an acceleration of business transient and group demand. As the recovery continues, we expect that the pace will vary from market to market and may be uneven in nature.

Business Objectives and Growth Strategies

Our objective is to allocate capital in order to invest primarily in a high-quality diversified portfolio of uniquely positioned luxury and upper upscale hotels and resorts with a focus on the top 25 lodging markets as well as key leisure destinations in the United States. We invest at valuation levels that we believe will generate attractive risk-adjusted returns. We pursue this objective through the following investment and growth strategies:

- **Follow a Differentiated Investment Strategy Across Targeted Markets.** We use our management team's network of relationships in the lodging industry, real estate brokers and our relationships with multiple hotel brands and management companies, among others, to source acquisition opportunities. When evaluating opportunities, we use a multi-pronged approach to investing that we believe provides us the flexibility to pursue attractive opportunities in a variety of markets across any point in the economic cycle. We consider the following characteristics when making investment decisions:

    - **Market Characteristics.** We seek opportunities across a range of urban and dense suburban areas, primarily in the top 25 lodging markets as well as key leisure destinations in the U.S. We believe this strategy provides us with a broader range of opportunities and allows us to target markets and sub-markets with particular positive characteristics, such as multiple demand generators, favorable supply and demand dynamics and attractive long-term projected RevPAR growth. We believe assets in the top 25 lodging markets and key leisure destinations in the U.S. present attractive investment opportunities considering the favorable supply and demand dynamics, RevPAR growth trends, attractive valuations and better opportunities for diversification.

    - **Asset Characteristics.** We generally pursue uniquely positioned hotels in the luxury and upper upscale segments that are affiliated with leading brands as we believe these segments yield attractive risk-adjusted returns. Within these segments, we seek hotels that will provide guests with a distinctive lodging experience, often tailored to reflect local market environments, which draws demand from both business and leisure transient and group business segments. We seek properties with desirable locations within their markets, exceptional facilities, and other competitive advantages that are hard to replicate. We also favor properties that can be purchased below estimated replacement cost. We believe our focus on uniquely positioned luxury and upper upscale hotel assets allows us to seek appropriate investments that are well-suited for specific markets.

    - **Operational and Structural Characteristics.** We pursue both new or recently constructed assets that require limited capital investment, as well as more mature and complex properties with opportunities for our dedicated asset and project management teams to create value through more active operational oversight and targeted capital expenditures.

- **Drive Growth Through Aggressive Asset Management, In-House Project Management and Strategic Capital Investment.** We believe that investing in our properties and employing a proactive asset management approach designed to identify investment strategies will optimize internal growth opportunities. Our management team's extensive industry experience across multiple brands and management companies coupled with our integrated asset management and project management teams enable us to identify and implement value-add strategies and to prudently invest capital in our assets to optimize operating results while leveraging best practices across our portfolio.

    - **Aggressive Asset Management.** Our experienced asset management team focuses on driving property performance through revenue enhancement and cost containment efforts. Our ability to work with a wide variety of management and franchise companies provides us with the opportunity to benchmark performance across our portfolio in order to share best practices. While we do not operate our hotel properties directly, and under the terms of our management agreements our ability to participate in operating decisions regarding our hotels is limited, we conduct regular revenue, sales, and financial performance reviews and also perform in-depth on-site and virtual reviews focused on ongoing operating margin improvement initiatives. We interact frequently with our management companies and on-site management personnel, including conducting regular meetings with key executives of our management companies and brands. We work to maximize the value of our assets through all aspects of the hotel operation and ancillary real estate opportunities.

- **In-House Project Management.** By maintaining a dedicated in-house capital planning and project management team, we believe we are able to develop our capital plans and execute each renovation project at a lower cost and in a timelier manner than if we outsourced these services. In addition, our project management team has extensive experience in the development and renovation of hotel properties, providing both in-depth knowledge of building construction, as well as the opportunity for us to evaluate potential development opportunities. We view this as a significant competitive strength relative to many of our peers.

- **Strategic Capital Investment to Enhance Portfolio Performance.** As part of our ongoing asset management activities, we continuously review opportunities to reinvest in our hotels to maintain quality, increase long-term value and generate attractive returns on invested capital. We may also opportunistically dispose of hotels to take advantage of market conditions or in situations where the hotels no longer fit within our strategic objectives. We believe our breadth of experience and integrated in-house asset management and project management teams are instrumental in our ability to acquire and operate assets and to capitalize on redevelopment opportunities.

Our Financing and Capital Strategy

We strive to maintain a flexible capital structure that puts us in a position to be opportunistic in allocating capital for investment. We seek to maintain a modest amount of leverage and closely monitor our near term debt maturities. Over time, we intend to finance our long-term growth with issuances of common and preferred equity securities, as well as with debt financings utilizing staggered maturities. Our debt includes a revolving credit facility, a corporate credit facility term loan, the Senior Notes, mortgage loans collateralized by our hotel properties, or leasehold interests under the ground leases on our hotel properties, and may include other types of private and public debt in the future.

As of December 31, 2022, we had a total of $365.9 million of cash on hand, including $60.8 million of restricted cash primarily set aside to maintain our hotels. Our weighted-average debt maturity as of December 31, 2022 was 2.8 years for our mortgage loans, 4.2 years for our corporate credit facility term loan, the Senior Notes, and revolving credit facility and 3.9 years for all debt. Our total debt had a weighted-average interest rate of 5.65%.

In January 2023, XHR LP (the "Borrower") entered into a new $675 million senior unsecured credit facility comprised of a $450 million revolving line of credit (the "Revolving Line of Credit"), a $125 million term loan (the "Term Loan $125M") and a $100 million delayed draw term loan (the "Term Loan $100M" and, together with the Term Loan $125M, the "2023 Term Loans") pursuant to a Revolving Credit and Term Loan Agreement, dated as of January 10, 2023, by and among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties thereto (the "2023 Credit Agreement"). The Revolving Line of Credit and the Term Loan $125M refinanced in full our existing corporate credit facilities, and as a result of such refinancing, the pledges of equity of certain subsidiaries securing obligations under the Amended Credit Agreements and the Senior Notes were released. The Term Loan $100M was funded on January 17, 2023 and was used to repay in full the mortgage loan collateralized by Renaissance Atlanta Waverly Hotel & Convention Center that was due August 2024. Proceeds from future Revolving Line of Credit borrowings may be used for working capital, general corporate or other purposes permitted by the 2023 Credit Agreement. The Revolving Line of Credit matures in January 2027 and can be extended up to an additional year. The interest rate on the Revolving Line of Credit is based on a pricing grid with a range of 145 to 275 basis points over the applicable Term SOFR rate as determined by the Company's leverage ratio. The 2023 Term Loans mature in March 2026, can be extended up to an additional year, and bear interest rates consistent with the pricing grid on the Revolving Line of Credit.

Additionally, in January 2023, we amended the mortgage loan collateralized by Andaz Napa to update the variable index on the $55 million loan from LIBOR-based to Term SOFR and extend the maturity date through January 2028.

From time to time, we may also seek to create value for our stockholders by opportunistically repurchasing shares of our common stock at valuations we believe are attractive. In November 2022, the Board of Directors approved an increase to the share repurchase authorization amount by $100 million, thereby increasing our authorization to repurchase up to $275 million of the Company's outstanding common stock (the "Repurchase Program"). Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The Repurchase Program does not have an expiration date. This Repurchase Program may be suspended or discontinued at any time and does not obligate the Company to acquire any particular amount of shares. As of December 31, 2022, the Company had approximately $166.5 million remaining under its share repurchase authorization.

We may also issue new equity or debt and use the proceeds from such issuances to acquire assets, make capital improvements that yield attractive risk-adjusted returns on investment, or for general corporate purposes. We maintain an "at-the-market" program (the "ATM program") available for selling common stock with an aggregate gross offering price of up to $200 million. From time to time we may sell shares under the ATM program to raise capital when we believe conditions are advantageous. The ATM program was upsized in May 2021 and had $200 million available for sale as of December 31, 2022. We may issue equity under this program or other equity issuance programs if we determine that shares can be sold at an attractive price and there is a compelling use for such proceeds.

We anticipate using a portion of cash flows generated from operations to fund future acquisitions as well as for property redevelopments, return on investment initiatives, working capital requirements, lease payments and, at times, payment of dividends and share repurchase programs. Subject to market conditions, we intend to repay amounts outstanding under our revolving credit facility and/or other debt from time to time with proceeds from periodic common and preferred equity issuances, long-term debt financings, sale of assets and cash flows from operations.

Competition

The U.S. lodging industry is highly competitive. Our hotels compete with other hotels and alternative accommodation options for guests (e.g. those that are found on websites that facilitate short-term rentals of homes and apartments from owners) in each of their markets on the basis of several factors, including, among others, room rates, quality of accommodations, service levels and amenities, location, brand affiliation, reputation and reservation systems. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels and alternative accommodation options. We believe that hotels, which are predominately affiliated with leading brands, such as our portfolio of hotels, will enjoy the competitive advantages associated with operating under such brands, which includes strong health, safety and cleanliness protocols, and are important to our customers. Increased competition could harm our occupancy, RevPAR, ADR and consequently our revenue and may require us to provide additional amenities, or make capital improvements that we otherwise would not have to make, and may materially and adversely affect our operating results and liquidity.

We face competition for the acquisition of hotels from other REITs, private equity firms, institutional investors, hedge funds, specialty finance companies, insurance companies, governmental bodies, foreign investors and other entities. Some of these competitors have substantially greater financial and operational resources and access to capital than we have and may have greater knowledge of the markets in which we seek to invest. This competition may reduce the number of suitable investment opportunities offered to us and decrease the attractiveness of the terms on which we may acquire our targeted hotel investments, including the cost thereof. In addition, these competitors seek financing through the same channels that we do. Therefore, we compete for funding in a market where funds for real estate investment may increase or decrease at a rate that is different than the underlying demand.

Seasonality

The lodging industry is seasonal in nature, which can be expected to cause fluctuations in our rooms revenues, occupancy levels, room rates, operating expenses and cash flows. The periods during which our hotels experience higher or lower levels of demand vary from property to property and depend upon location, type of property, and competitive mix within the specific location. In a stable macroeconomic environment, our revenues and operating income have historically been highest in the second quarter of the year followed by the first, third and fourth quarters. The impact of the COVID-19 pandemic and continuing recovery has and may continue to disrupt our historical seasonal patterns.

Cyclicality

The lodging industry is cyclical and generally its growth or contraction follows the overall economy. There is a history of increases and decreases in demand for and supply of hotel rooms, in occupancy levels and in rates realized by owners of hotels through economic cycles and as a result of periodic demand shocks due to economic or other events outside of the lodging industry, such as the impact of the COVID-19 pandemic on operating results in 2020, 2021 and 2022. Variability of results through some of the cycles in the past has been more severe due to changes in the supply of hotel rooms in given markets or in given segments of hotels. The combination of changes in economic conditions and in the supply of hotel rooms can cause significant volatility in results for owners of hotel properties. The costs of running a hotel tend to be more fixed than variable. Because of this, in an environment of declining revenues the rate of decline in earnings will be higher than the rate of decline in revenues. Conversely, in an environment of increasing demand and room rates, the rate of increase in earnings is typically higher than the rate of increase in revenues.

Regulations

General

Our hotels are subject to various U.S. federal, state and local laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of our hotels has the necessary permits and approvals to operate its business.

Americans with Disabilities Act

Our hotels must comply with applicable provisions of the Americans with Disabilities Act (the "ADA"), to the extent that such hotels are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our hotels where such removal is readily achievable. We believe that our hotels are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, non-compliance with the ADA could result in substantial capital expenditures, imposition of fines and/or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one and we will continue to assess our hotels and to make alterations as appropriate in this respect.

Environmental Matters

Under various laws relating to the protection of the environment, a current or previous owner or operator (including tenants) of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances at that property and may be required to investigate and clean up such contamination at that property or emanating from that property. These costs could be substantial and liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. The presence of contamination or the failure to remediate contamination at our hotels may expose us to third-party liability and materially and adversely affect our ability to sell, lease or develop the real estate or to incur debt using the real estate as collateral.

Our hotels are subject to various federal, state, and local environmental, health and safety laws and regulations that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based paint, mold and mildew and waste management. Our hotels incur costs to comply with these laws and regulations and could be subject to fines and penalties for noncompliance.

Some of our hotels contain asbestos-containing building materials. We believe that the asbestos is appropriately contained in accordance with current environmental regulations and that we have no need for any immediate remediation or current plans to remove the asbestos. Environmental laws require that owners or operators of buildings with asbestos-containing building materials properly manage and maintain these materials, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, third-parties may seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

Some of our hotels may contain or develop harmful mold or suffer from other adverse conditions, which could lead to liability for adverse health effects and costs of remediation. The presence of significant mold or other airborne contaminants at any of our hotels could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected hotel or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from guests or employees at our hotels and others if property damage or health concerns arise.

Our Tax Status

We elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended ("the Code") for U.S. federal income tax purposes, beginning with our short taxable year that commenced on January 5, 2015 and ended on February 3, 2015. We believe that we have been organized and have operated, and will continue to operate, in a manner that will allow us to maintain our REIT status for U.S. federal income tax purposes commencing with such short taxable year and we intend to continue operating in such a manner. To qualify for REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains.

We conduct our business through a traditional umbrella partnership real estate investment trust, or UPREIT, in which our hotels are indirectly owned by our Operating Partnership, through subsidiary limited partnerships, limited liability companies or other legal entities. We own and control 100% of the sole general partner of our Operating Partnership and own, directly or indirectly, approximately 97.0% of the Operating Partnership Units in our Operating Partnership, with the remaining 3.0% owned by certain of our executive officers and current or former members of our Board of Directors. In the future, we may issue additional common or preferred units in our Operating Partnership, from time to time, in connection with acquisitions of hotels, financings, compensation or other reasons.

In order for the income from our hotel operations to constitute "rents from real property" for purposes of the gross income tests required for REIT qualification, we cannot directly or indirectly operate any of our hotels. Accordingly, we lease each of our hotels, and intend to lease any hotels we acquire in the future, to our TRS lessees. As required for our qualification as a REIT, our TRS lessees have engaged third-party hotel management companies that are eligible independent contractors to manage our hotels on market terms. Our TRS lessees pay rent to us that we intend to treat as "rents from real property". Our TRS, which owns our TRS lessees, is subject to U.S. federal, state and local income taxes applicable to corporations and we are generally subject to sales tax on a portion of the rent paid from our TRS lessees.

Restrictions on Ownership and Transfer of Our Stock

Our charter authorizes our directors to take such actions as are necessary or appropriate to enable us to maintain our qualification as a REIT. Furthermore, our charter prohibits any one person or a group (as defined in our charter) from actually or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a person or group (as defined in our charter) from the ownership limits if certain conditions are satisfied. However, our Board of Directors may not grant an exemption from the ownership limits to any proposed transferee whose ownership, direct or indirect, in excess of 9.8% of the value or number of outstanding shares of any class or series of our capital stock could jeopardize our status as a REIT. These restrictions on transferability and ownership will not apply if our Board of Directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with such restrictions is no longer required for us to qualify as a REIT. The ownership limits may delay or impede a transaction or a change of control that might be in our stockholders' best interest.

Insurance

We, or our third-party management companies, carry commercial general liability, commercial property including extended coverage and business interruption, terrorism, cyber risk and umbrella liability coverage on all of our hotels and earthquake, wind, flood, hurricane and environmental coverage on hotels in areas where we believe such coverage is warranted, in each case with deductibles and limits of liability that we believe are adequate. Similarly, we are insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us, on a replacement basis, for costs incurred to repair or rebuild each hotel, including loss of income during the reconstruction period. We have selected policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of coverage and industry practice. We do not carry insurance for generally uninsured losses, including, but not limited to, war or acts of God which are not insurable.

Human Capital

Corporate Employees

As of December 31, 2022, we had 43 employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement.

We are guided by our core values, which include civility, ethics and integrity, and a commitment to quality. These principles continuously serve as a reminder to uphold an inclusive, respectful and tolerant work culture; and to always demonstrate the highest standards of professional conduct. We do not tolerate discrimination in any form and believe equal employment opportunity is a fundamental principle. We maintain policies and programs that provide the framework for fostering and supporting a diverse and inclusive work environment which contribute to the overall corporate culture at Xenia, leading to the recruitment, retention, and growth of a qualified and successful workforce. As of December 31, 2022, our corporate workforce was comprised of approximately 42% women and 40% underrepresented ethnic and racial groups and 72% were 40 years of age or older with an average age of 47.

We believe we offer competitive compensation and benefits programs and frequently benchmark our compensation and benefits package against those in our industry and in similar disciplines. Our benefit programs include an employee stock grant program, health plan options with generous cost-sharing and health savings account contributions, dental, vision, life and disability insurance, a retirement plan with matching employer contributions, tuition reimbursements, qualified parking benefits, significant amounts of paid time off and a remote work policy. We are also committed to cultivating our employees through training and development, including leadership training, professional certifications, continuing education and professional memberships, performance management through annual performance reviews and feedback, health and wellness programs and team-building programs. We have also been recognized as one of America's Most Responsible Companies by Newsweek and by the Orlando Sentinel as a Top 100 Workplace.

Hotel Employees

All persons employed in the day-to-day operations of our hotels are employees of our third-party managers. Employees at certain of our third-party managed hotels are covered by collective bargaining agreements that are subject to review and renewal on a regular basis. Many of our third-party managers are publicly traded companies which issue their own respective annual reports with disclosures regarding their human capital policies and objectives and which provide greater detail about their employees and human capital programs and policies.

Our History

Prior to February 3, 2015, Xenia was a wholly-owned subsidiary of InvenTrust Properties Corp. (formerly known as Inland American Real Estate Trust, Inc. or "InvenTrust"), its former parent. On February 3, 2015, Xenia was spun off from InvenTrust through a taxable pro rata distribution by InvenTrust of the outstanding common stock of Xenia to holders of record of InvenTrust's common stockholders as of the close of business on January 20, 2015 (the "Distribution"). In connection with and in order to effectuate the separation and distribution, we and InvenTrust entered into a Separation and Distribution Agreement, among other agreements. These agreements provided for the allocation between us and InvenTrust of InvenTrust's assets, liabilities and obligations (including its properties, employees and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from InvenTrust and governed certain relationships between us and InvenTrust after the separation. On February 4, 2015, Xenia's Common Stock began trading on the New York Stock Exchange ("NYSE") under the ticker symbol "XHR." As a result of the Distribution, the Company became a stand-alone, publicly-traded company.

Where You Can Find More Information

Our internet website is located at www.xeniareit.com. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports and other filings as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities Exchange Commission ("SEC"), and also make available on our website the charters for the audit, executive, compensation and nominating and corporate governance committees of our Board of Directors and our Code of Ethics and Business Conduct, as well as our Corporate Governance Guidelines. Copies in print of these documents are available upon request to our secretary at the address indicated on the cover of this Annual Report. In the event that the Company amends or waives any of the provisions of the Code of Ethics and Business Conduct that applies to the Company's Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller, and other senior financial officers performing similar functions, the Company intends to disclose such amendment or waiver information on its website. We may also use our website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely accessible through and posted on the "Investor Relations" page of our website. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the "Investor Relations" page of our website. The information on our website is not a part of, nor is it incorporated by reference into, this Annual Report.

The SEC maintains a website that contains reports, proxy and other information that we have filed with the SEC. The SEC website can be found at http://www.sec.gov.

Item 1A. Risk Factors

In addition to the other information set forth in this Annual Report, you should carefully consider the risks and uncertainties described below, which could materially adversely affect our business, financial condition, results of operations and cash flow.

Summary of Risk Factors

The following summarizes our material risk factors. However, this summary is not intended to be a comprehensive and complete list of all risk factors identified by the Company. Refer to the following pages of this section for additional details regarding these summarized risk factors and other additional risk factors identified by the Company.

- The COVID-19 pandemic has had a material adverse impact on the travel, lodging and hospitality industries and, as a result, our business, results of operations, cash flows and financial condition, and the impacts of the pandemic may persist or become more pronounced in the future as the pace and evenness of the recovery remains uncertain.

- We may be adversely affected by various operating risks common to the lodging industry, including a dependence on business travel and tourism.

- Difficult economic conditions may continue to adversely affect the hotel industry.

- The lodging industry is highly cyclical in nature.

- Changes in distribution channels, including the increasing use of intermediaries by consumers and companies may adversely affect our profitability.

- The majority of our hotels operate under the Marriott and Hyatt brand families; therefore, we are subject to risks associated with concentrating our portfolio in two brand families.

- We have a concentration of hotels in Texas, California, and Florida, which exposes our business to the effects of regional events and occurrences.

- Our long-term growth depends in part on successfully identifying and consummating acquisitions of additional hotels and the failure to make such acquisitions could materially impede our growth.

- We may be subject to unknown or contingent liabilities related to recently acquired hotels and the hotels that we may acquire in the future or hotels recently divested or that we may divest in the future.

- The acquisition and/or disposition of a hotel or a portfolio of hotels is typically subject to contingencies, risks and uncertainties, any of which may cause us to be unsuccessful in completing the acquisition and/or disposition.

- Many real estate costs and certain hotel operating costs are fixed, even if revenue from our hotels decreases.

- The land underlying three of our hotels and/or meeting facilities is subject to a ground lease; if we are found to be in breach of a ground lease or are unable to renew a ground lease, we could be materially and adversely affected.

- Several of our hotels are subject to condominium regimes or master associations with conditions, covenants, and restrictions placed on our properties; therefore, we are subject to risks associated with this type of real estate ownership.

- We will not recognize any increase in the value of the land subject to our ground leases and may only receive a portion of compensation paid in any eminent domain proceeding with respect to the hotel.

- Any difficulties in obtaining capital necessary to make required periodic capital expenditures and renovation of our hotels could materially and adversely affect our financial condition and results of operations.

- We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ or may employ unionized labor.

- We are dependent on the performance of the third-party hotel management companies and could be materially and adversely affected if such third-party managers do not properly manage our hotels or act in our best interests.

- Restrictive covenants in certain of our hotel management and franchise agreements contain provisions limiting or restricting the sale of our hotels, which could materially and adversely affect our profitability.

- Contractual and other disagreements with or involving third-party hotel management companies and franchisors could make us liable to them or result in litigation costs or other expenses.

- If third-party hotel managers and/or franchisors consolidate through merger and acquisition transactions, we may experience undefined and unknown costs related to the integration of processes and systems.

- If we were to lose a brand license at one or more of our hotels, the value of the affected hotels could decline significantly and we could incur significant costs to obtain new franchise licenses.

- Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service any future indebtedness that we may incur.

- Our organizational documents have no limitation on the amount of indebtedness we may incur. As a result, we may become highly leveraged in the future, which could materially and adversely affect us.

- If we are unable to repay or refinance our existing debt, we may be unable to reinstate or increase distributions to our stockholders and our share price may be adversely affected.

- Covenants applicable to current or future debt could restrict our ability to make distributions to our stockholders and, as a result, we may be unable to make distributions necessary to qualify as a REIT.

- We may be contractually obligated to purchase property even if we are unable to secure financing for the acquisition.

- Failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would materially increase our expenses and could impair our ability to expand our business and raise capital and reduce potential distributions to stockholders.

- Even if we continue to qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

- Failure to make required distributions would subject us to U.S. federal corporate income tax.

- REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds or sell assets during unfavorable market conditions.

- The ownership of our taxable REIT subsidiary ("TRS") and our TRS lessees increases our overall tax liability.

- Our TRS lessee structure subjects us to the risk of increased hotel operating expenses that could adversely affect our operating results.

- If the leases of our hotels to our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

- If any of our current and future hotel management companies do not qualify as "eligible independent contractors," or if our hotels are not "qualified lodging facilities," we may fail to qualify as a REIT.

- Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

- We may face risks in connection with Section 1031 Exchanges.

- The prohibited transactions tax may limit our ability to engage in transactions, including dispositions of assets that would be treated as sales for federal income tax purposes.

- Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

- Complying with REIT requirements may limit our ability to hedge effectively.

- The ability of our Board of Directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

- You may be restricted from acquiring or transferring certain amounts of our common stock.

- Your percentage ownership in us may be diluted in the future.

- Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit our stockholders' recourse in the event of actions not in our stockholders' best interests.

- Certain provisions of Maryland law could inhibit changes in control.

- As a holding company with no direct operations, we rely on funds received from our Operating Partnership to pay liabilities.

- Our charter places limits on the amount of common stock that any person may own.

- Our charter permits our Board of Directors to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third-party from acquiring us.

- Certain provisions in the partnership agreement for our Operating Partnership may delay or prevent unsolicited acquisitions of us.

- Our Board of Directors may change our investment policies without stockholder approval, which could alter the nature of your investment.

Risks Related to the COVID-19 Pandemic

The COVID-19 pandemic has had a material adverse impact on the travel, lodging and hospitality industries and, as a result, our business, results of operations, cash flows and financial condition, and the impacts of the pandemic may persist or become more pronounced in the future as the pace and evenness of the recovery remains uncertain.

The effect of the COVID-19 pandemic on the travel, lodging and hospitality industries and global economy has been unprecedented and has dramatically reduced business and leisure travel, which adversely impacted our business, financial performance, operating results and cash flows, beginning March 2020.

While our business is experiencing continued recovery from the COVID-19 pandemic led by robust leisure demand and growth in group and business transient travel, future demand may be varied and uneven as the pace and consistency of the global recovery continues to progress and remains uncertain. The extent, duration, and magnitude of the effects of the COVID-19 pandemic, and its eventual transition to a global endemic, will depend on various factors, all of which are uncertain and difficult to predict, including, but not limited to, the pace and consistency of the ongoing recovery; the impact on global and regional economies, travel demand and economic activity; levels of consumer confidence; the efficacy of vaccines and treatments as new COVID-19 variants emerge; the ability of third-party managers or other partners to successfully navigate the impacts of the pandemic; and actions taken by governments, businesses, and individuals in response to the pandemic and any additional COVID-19 resurgences or variants. Specifically, we cannot predict whether business travel for in-person meetings will decrease over the long-term due to technological advancements in and consumer acceptance and adaptation to virtual meetings and/or changes in guest and consumer preferences, or whether the lingering economic effects of the pandemic will have an adverse effect on our ability to execute on our acquisition and disposition strategy.

In addition, to the extent that the COVID-19 pandemic and any additional resurgence, as well as the residual effects of the pandemic on global and regional economies, impact or heighten the other risks described in these "Risk Factors" or elsewhere in this Annual Report or other risks that are not currently foreseeable, our business, results of operations, cash flows and financial condition may be adversely affected.

Risks Related to the Hotel Industry

We may be adversely affected by various operating risks common to the lodging industry, including a dependence on business travel and tourism.

We own hotels which have different economic characteristics than many other real estate assets. A typical office property, for example, has long-term leases with third-party tenants, which provides a relatively stable long-term stream of revenue. Hotels, on the other hand, generate revenue from guests who typically stay at the hotel for only a few nights, which causes the room rates and occupancy levels at each of our hotels to change every day, and results in earnings that can be highly volatile.

In addition, our hotels will be subject to various operating risks common to the lodging industry, many of which are beyond our control, including, among others, the following:

- changes in general macroeconomic conditions, including the severity and duration of any downturn in the U.S. or global economy and financial markets, inflationary pressures, rising interest rates and changes in consumer confidence levels;

- outbreaks of pandemic or contagious diseases, such as COVID-19 (including new variants), norovirus, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine flu), Ebola, Zika virus, or other similar viruses, or fear of such outbreaks;

- war, political conditions or uncertainty, terrorist activities or threats, mass casualty events, protests and heightened travel security measures instituted in response to these events;

- natural disasters, such as earthquakes, tsunamis, tornadoes, hurricanes, typhoons, floods, droughts and wildfires, some of which may become more frequent and intense as a result of climate change, and man-made disasters, such as oil spills, terrorist attacks, and nuclear incidents;

- chronic changes in physical conditions, such as sea-level rise or changes in temperature or precipitation patterns, which may impact the operating conditions of our hotels or other infrastructure we rely on;

- delayed delivery or any material reduction or prolonged interruption of public utilities and services, including water and electric power;

- decreased corporate or government travel-related budgets and spending and cancellations and/or government shutdowns or closures, deferrals or renegotiations of group business due to adverse changes in general economic conditions and/or changes in laws and regulations;

- decreased demand for business-related travel due to innovations in business-related technology, such as for virtual meetings and/or conferences, ongoing corporate travel restrictions, and/or a permanent shift to work-from-home or flex arrangements;

- changes in the desirability of particular locations or travel patterns of customers;

- increasing awareness around sustainability, the impact of air travel on climate change and the impact of over-tourism;

- low consumer confidence, high levels of unemployment or depressed real estate prices;

- supply competition from other hotels and alternative accommodations in the markets in which we operate;

- overbuilding of hotels in the markets in which we operate, which results in increased supply and will adversely affect occupancy and revenues at our hotels;

- requirements for periodic capital reinvestment to repair and upgrade hotels;

- increases in operating costs due to inflation and other factors, including wages and benefits, that may not be offset by increased room rates;

- change in interest rates and the availability, cost and terms of financing;

- the financial condition and general business condition of the airline, automotive and other transportation-related industries and its impact on travel;

- decreased airline capacities and routes and reductions in inbound foreign travel;

- oil prices and travel costs;

- increases in the cost of imported goods and materials, including those used for hotel renovations and other projects, due to changes in international tariffs and/or supply chain disruptions and/or shortages due to reductions in international imports;

- statements, actions or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;

- government regulations which limit or prohibit hotels and resorts from charging certain types of bundled fees such as resort or destination amenity fees; and

- risks generally associated with the ownership of hotels and real estate, as we discuss in detail below.

These factors, and the reputational repercussions of these factors, can materially adversely affect, and from time to time have adversely affected, individual hotels, particular regions and our business, financial condition, results of operations, and/or our ability to make distributions to our stockholders.

Difficult economic conditions may continue to adversely affect the hotel industry. We also have a concentration of hotels that are upper upscale and luxury, which exposes us to the effects of changes in demand for these types of properties.

Our financial performance is subject to global and regional economic conditions and their impact on levels of discretionary business and consumer spending. Some of the factors that have an impact on discretionary spending include general economic conditions, GDP growth, worldwide or regional recession, corporate earnings and investment, unemployment, consumer debt, reductions in net worth, taxation, inflation, energy prices, interest rates, consumer confidence, tariffs, and other macroeconomic factors. Our portfolio consists of luxury and upper upscale hotels and resorts, and consumer preferences tend to shift to lower-cost alternatives during recessionary periods and other periods in which disposable income is adversely affected, which could lead to a decline in reservations and an increase in cancellations, and thus result in lower revenue. Downturns in worldwide or regional economic conditions, such as an economic downturn resulting from the onset of a pandemic, have led to a general decrease in transient business, group business, leisure travel and travel spending, and similar downturns in the future may materially adversely impact demand for our hotels and resorts. A continuing shift in consumer behavior would materially adversely affect our business, results of operations, and financial condition.

The lodging industry is highly cyclical in nature.

Due to its close link with the performance of the general economy, and, specifically, growth in U.S. gross domestic product ("GDP"), the lodging industry is highly cyclical in nature. Demand for products and services provided by the lodging industry generally trails improvement in economic conditions. The lodging industry has historically exhibited a strong correlation to U.S. gross domestic product, which was materially adversely affected by the COVID-19 pandemic. Worsening of the U.S. or global economy would likely have an adverse impact on the occupancy, ADR and RevPAR of our hotels, and would therefore adversely impact our results of operations and financial condition. In addition to the macroeconomic factors, the U.S. lodging industry was more acutely impacted by the COVID-19 pandemic than the overall U.S. economy and other industries due to the general sentiment towards business and leisure travel. We have also seen that, due to the mix of business, luxury and upper upscale hotels and resorts are more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates.

We operate in a highly competitive industry.

The lodging industry is highly competitive. Our hotels compete with other hotels and alternative accommodations (e.g. websites that facilitate the short-term rentals of homes and apartments from owners, including some operated by affiliates of our Brand Companies) based on a number of factors, including room rates, quality of accommodations, service levels and amenities, location, brand affiliation, reputation and reservation systems. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. Some of our competitors also have greater financial and marketing resources than we do, which could allow them to reduce their rates, offer greater convenience, services or amenities, build new hotels in direct competition with our existing hotels, improve their properties, expand and improve their marketing efforts, all of which could adversely affect the ability of our hotels to attract prospective guests and materially and adversely affect our revenues and profitability as well as limit or slow our future growth. In addition, travelers can book stays on websites that facilitate the short-term rental of homes and apartments from owners, thereby providing an alternative to hotel rooms.

We also compete for hotel acquisitions with others that have similar investment objectives as we do. This competition could limit the number of suitable investment opportunities offered to us. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business strategy.

In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry's performance and overbuilding has the potential to further exacerbate the negative impact of an economic downturn. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. A reduction or slowdown in growth of lodging demand or increased growth in lodging supply could result in returns that are substantially below expectations or result in losses, which could materially and adversely affect our revenues and profitability as well as limit or slow our future growth and impact our ability to service our indebtedness and/or make distributions to stockholders.

Changes in distribution channels, including the increasing use of intermediaries by consumers and companies may adversely affect our profitability.

Our rooms are booked through a variety of distribution channels, including hotel websites, travel agents, internet travel intermediaries and meeting procurement firms. If bookings shift to higher cost distribution channels, including internet travel intermediaries and meeting procurement firms, it could materially impact our profits. Additionally, as intermediary bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our brands and management companies. Many of these internet travel intermediaries are viewed as offering hotel rooms in a commodity-like manner, by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification. It is possible that consumers and companies will develop brand loyalties to their reservations systems and multi-brand representation rather than to the brands under which our properties are operated. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of the sales made through the intermediaries increases significantly, rooms revenues may be lower than expected, and/or expenses may be higher which would adversely affect our profitability.

Risks Related to Our Business and Strategy

The majority of our hotels operate under the Marriott and Hyatt brand families; therefore, we are subject to risks associated with concentrating our portfolio in two brand families.

In our portfolio, 23 of the 32 hotels that we owned as of December 31, 2022 operate under brands owned by Marriott and Hyatt. As a result, our success is dependent in part on the continued success of Marriott and Hyatt and their respective brands. We believe that brands help to drive demand and increase guest loyalty. Consequently, if market recognition or the positive perception of Marriott and/or Hyatt brands is reduced or compromised, the goodwill associated with the Marriott and/or Hyatt branded hotels in our portfolio may be adversely affected. Furthermore, if our relationship with Marriott and/or Hyatt were to deteriorate or terminate as a result of disputes regarding the management of our hotels or for other reasons, Marriott and/or Hyatt could, under certain circumstances, terminate our current franchise licenses with them or decline to provide franchise licenses for hotels that we may acquire in the future. If any of the foregoing were to occur, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth and impair our ability to compete effectively.

We have a concentration of hotels in Texas, California, and Florida, which exposes our business to the effects of regional events and occurrences.

We have a concentration of hotels in Texas, California and Florida. Specifically, as of December 31, 2022, approximately 23%, 20%, and 12% of rooms in our portfolio were located in Texas, California and Florida, respectively. The concentration of hotels in a certain region may expose us to risks of adverse legislation or economic developments, such as unfavorable treatment from state authorities, negative trends in the industry sectors that are concentrated in these markets and more severe restrictions related to health and safety measures, that are greater than if our portfolio were more geographically diverse. These economic developments include regional economic downturns, significant increases in the number of competitive hotels in these markets and potentially higher local property, sales and income taxes in the geographic markets and jurisdictions in which we are concentrated. In addition, our hotels may be subject to the effects of adverse acts of nature, such as winter storms, hailstorms, strong winds, tropical storms, hurricanes, wildfires, earthquakes, tornadoes, and tsunamis which have in the past caused flooding and other property damage to our hotels in specific geographic locations, including in the Texas, California and Florida markets. Depending on the severity of these acts of nature, the damage to our hotels could require closure of all or substantially all of our hotels in one or more markets for a period of time while the necessary repairs and renovations, as applicable, are undertaken, and/or long-term power outages are resolved. Additionally, we cannot assure you that the amount of hurricane, windstorm, earthquake, flood or other casualty insurance maintained for these hotels from time to time would entirely cover damages caused by any such event. As a result of this geographic concentration of hotels, we will face a greater risk of a negative impact on our revenues in the event these areas are more severely impacted by adverse economic and competitive conditions and adverse acts of nature than other areas in the United States.

Our long-term growth depends in part on successfully identifying and consummating acquisitions of additional hotels and the failure to make such acquisitions could materially impede our growth.

A key element of our business strategy is to invest in uniquely positioned luxury and upper upscale hotels and resorts with a focus on the top 25 lodging markets as well as key leisure destinations in the United States. We can provide no assurances that we will be successful in identifying attractive hotels or that, once identified, we will be successful in consummating an acquisition. We face significant competition for attractive investment opportunities from other well-capitalized investors, some of which have greater financial resources and a greater access to debt and equity capital to acquire hotels than we do. This competition increases as investments in real estate become increasingly attractive relative to other forms of investment. As a result of such competition, we may be unable to acquire certain hotels that we deem attractive or the purchase price may be significantly elevated or other terms may be substantially more onerous. In addition, we expect to finance future acquisitions through a combination of borrowings under our revolving credit facility and corporate credit facility term loan, our mortgage loans, the use of retained cash flows and offerings of equity and debt securities, which may not be available on advantageous terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially impede our growth.

We may be subject to unknown or contingent liabilities related to recently acquired hotels and the hotels that we may acquire in the future or hotels recently divested or that we may divest in the future, which could materially and adversely affect our revenues and profitability.

Our recently acquired or divested hotels, and the hotels that we may acquire or divest in the future, may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers or for which we may be liable to the buyers. In general, the representations and warranties provided under the transaction agreements related to the purchase or disposition of the hotels we acquire or divest may survive for a defined period of time after the completion of the transactions. Furthermore, indemnification under such agreements may be limited and subject to various materiality thresholds, a significant deductible, or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties or that we will not be obligated to reimburse the buyers for their losses. In addition, the total amount of costs and expenses that may be incurred with respect to the unknown or contingent liabilities may exceed our expectations, and we may experience other unanticipated adverse effects, all of which could materially and adversely affect our results of operations and profitability.

The acquisition and/or disposition of a hotel or a portfolio of hotels is typically subject to contingencies, risks, and uncertainties, any of which may cause us to be unsuccessful in completing the acquisition and/or disposition.

We may not be successful in completing the acquisitions and/or disposition of a hotel or portfolio of hotels, which may negatively impact our business strategy. Hotel acquisitions and dispositions are typically subject to customary risks and uncertainties. In addition, there may be contingencies related to, among other items, financing, franchise or management agreements, ground leases and other agreements. There may also be issues related to a property's title or conditions that could impact the marketability of a property that we acquire or seek to divest, which could result in additional expenditures to correct. As such, we can offer no assurances as to whether any closing conditions will be satisfied on a timely basis or at all, or whether the closing of an acquisition and/or a disposition will occur for these or any other reasons.

Many real estate costs and certain hotel operating costs are fixed, even if revenue from our hotels decreases.

Many costs, such as real estate taxes, insurance premiums, maintenance costs and certain hotel operating costs generally are more fixed than variable and as a result, are not reduced even when a hotel is not fully occupied, when operations have been suspended, when room rates decrease or other circumstances cause a reduction in revenues. Thus, our profits are generally more significantly affected by economic downturns and declines in revenues. If we are unable to offset these costs with sufficient revenues across our portfolio, it could materially and adversely affect our results of operations and profitability and lead to cash flow from operations to become negative.

Risks Related to the Real Estate Industry

There are inherent risks with investments in real estate, including the relative illiquid nature of such investments.

Investments in real estate are subject to varying degrees of risk. For example, an investment in real estate cannot generally be quickly sold, and we cannot predict whether we will be able to sell any hotel we desire to for the price or on the terms set by us or acceptable to us, or the length of time needed to find a willing purchaser and to close the sale of the hotel. Moreover, the Internal Revenue Code of 1986, as amended (the "Code"), imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the safe harbors applicable to dispositions of properties by REITs require that we hold our hotels for investment, rather than primarily for sale in the ordinary course of business, and that we limit our volume of sales which may cause us to forego or defer sales of hotels that otherwise would be in our best interests. As a result in certain situations we may be motivated to structure the sale of these assets as tax-free exchanges, the requirements of which are technical and may be difficult to achieve. Therefore, we may not be able to vary our portfolio promptly in response to changing economic, financial and investment conditions and dispose of assets at opportune times or on favorable terms, which may adversely affect our cash flows and our ability to service our indebtedness and/or make distributions to stockholders.

In addition, our ability to dispose of some of our hotels could be constrained by their tax attributes. Hotels that we own for a significant period of time or that we acquire through tax-deferred contribution transactions in exchange for Operating Partnership Units in our Operating Partnership may have low tax bases. If we dispose of these hotels outright in taxable transactions, we may be required to distribute the taxable gain to our stockholders under the requirements of the Code applicable to REITs or to pay tax on that gain, either of which, in turn, would impact our cash flow and increase our leverage. In some cases, we may be restricted from disposing of properties contributed to us in the future in exchange for our Operating Partnership Units under tax protection agreements with contributors unless we incur additional costs related to indemnifying those contributors. To dispose of low tax-basis or tax-protected hotels efficiently, we have used, and may from time to time use, like-kind exchanges, which qualify for the deferral of taxable gains, but can be difficult to consummate and result in the hotel for which the disposed assets are exchanged inheriting their low tax bases and other tax attributes.

Investments in real estate also are subject to adverse changes in general economic conditions. The factors that could impact our hotels and the value of an investment in us are:

- risks associated with the possibility that cost increases for labor and other operating costs will outpace revenue increases and that in the event of an economic slowdown, the high proportion of fixed costs will make it difficult to reduce costs to the extent required to offset declining revenues;

- changes in tax laws and property taxes, or an increase in the assessed valuation of a property for real estate tax purposes;

- adverse changes in the federal, state or local laws and regulations applicable to us, including those affecting zoning, fuel and energy consumption, water and environmental restrictions, and the related costs of compliance;

- changing market demographics;

- an inability to acquire and finance real estate assets on favorable terms, if at all;

- the ongoing need for owner funded capital improvements and expenditures to maintain or upgrade hotels;

- fluctuations in real estate values or potential impairments in the value of our assets;

- acts of God, such as earthquakes, floods, hurricanes, wildfires or other uninsured losses;

- war, political conditions or civil unrest, terrorist activities or threats, mass casualty events and heightened travel security measures instituted in response to these events, pandemics; and

- changes in interest rates and availability, cost and terms of financing.

Operational Risks

The land underlying three of our hotels and/or meeting facilities is subject to a ground lease; if we are found to be in breach of a ground lease or are unable to renew a ground lease, we could be materially and adversely affected.

We lease the land underlying three of our hotels and/or meeting facilities from third-parties as of December 31, 2022. Two of these hotels are subject to ground leases that cover all of the land underlying the respective hotel, and the third is subject to a ground lease that covers a portion of the land. Accordingly, we only own a long-term leasehold or similar interest in all or a portion of these three hotels. The average remaining term of the ground leases, assuming no renewal options are exercised, is approximately 36 years. Assuming all renewal options are exercised, the average remaining term is 69 years. If we are found to be in breach of a ground lease, we could lose the right to use the hotel. In addition, unless we can purchase a fee interest in the underlying land and improvements or extend the terms of these leases before their expiration, as to which no assurance can be given, we will lose our right to operate these properties and our interest in the improvements upon expiration of the leases. Our ability to exercise any extension options relating to our ground leases is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options, and we can provide no assurances that we will be able to exercise any available options at such time. Furthermore, we can provide no assurances that we will be able to renew any ground lease upon its expiration. If we were to lose the right to use a hotel due to a breach or non-renewal of the ground lease, we would be unable to derive income from such hotel, which may materially and adversely affect our results of operations and financial condition.

Several of our hotels are subject to condominium regimes or master associations with conditions, covenants, and restrictions placed on our properties; therefore, we are subject to risks associated with this type of real estate ownership.

Several of our hotels are subject to either a condominium regime or a master association with certain conditions, covenants, and restrictions placed on our property. The management and operation of a condominium or association is generally controlled by a board representing the owners of the individual condominium units or land making up the association, subject to the terms of the related condominium rules, by-laws, or declarations. Generally, the consent of a majority of the board members is required for any actions of the board and a unit owner's ability to control decisions of the board are generally related to the number of units owned by such owner as a percentage of the total number of units or square footage in the condominium or association. In certain cases, we do not have a majority of votes on the condominium or association board, which result in the Company not having control of the related condominium or association. The board of managers or directors of the related condominium or association generally has discretion to make certain decisions affecting the condominium or association, and we cannot provide any assurances that we will have any control over decisions made by the board of managers or directors. Even if our designated board members, either through control of the appointment and voting of sufficient members of the condominium or association board or by virtue of other provisions in the related condominium or association documents, have consent rights over actions by the condominium associations or other owners, we cannot assure you that the condominium board will not take actions that would materially adversely affect our properties. Thus, decisions made by that board of managers or directors, including regarding assessments to be paid by the unit owners, insurance to be maintained on the condominium and many other decisions affecting the maintenance of that condominium or association, may have a significant adverse impact on our condominium or association interests. The condominium or association board is generally responsible for administration of the affairs of the condominium or association, including providing for maintenance and repair of common areas, adopting rules and regulations regarding common areas, and obtaining insurance and repairing and restoring the common areas of the property after a casualty and the condominium or association board may have the right to control the use of casualty proceeds. In addition, the board generally has the right to assess individual owners for their share of expenses related to the operation and maintenance of the common elements. In the event that an owner of another unit fails to pay its allocated assessments, we may be required to pay such assessments in order to properly maintain and operate the common elements of the property.

We will not recognize any increase in the value of the land subject to our ground leases and may only receive a portion of compensation paid in any eminent domain proceeding with respect to the hotel.

Unless we purchase a fee interest in the land subject to our ground leases, we will not have any economic interest in the land at the expiration of our ground leases and therefore we will not share in any increase in value of the land beyond the term of a ground lease, notwithstanding our capital outlay to purchase our interest in the hotel or fund improvements thereon, and will lose our right to use the hotel. Furthermore, if the state or federal government seizes a hotel subject to a ground lease under its eminent domain power, we may only be entitled to a portion of any compensation awarded for the seizure.

Any difficulties in obtaining capital necessary to make required periodic capital expenditures and renovation of our hotels could materially and adversely affect our financial condition and results of operations.

Ownership of hotels is a capital intensive business that requires significant capital expenditures to operate, maintain and renovate properties. Access to the capital that we need to maintain and renovate existing properties and to acquire new properties is critical to the continued growth of our business and revenues and to remain competitive. We may not be able to fund capital improvements for our existing hotels or acquisitions of new hotels solely from cash provided from our operating activities because we must distribute annually at least 90% of our REIT taxable income to maintain our qualification as a REIT and we are subject to tax on any retained income and gains. As a result, our ability to fund capital expenditures or hotel redevelopment through retained earnings may be restricted. Consequently, we may have to draw down on our revolving credit facility, enter into new loans or rely upon the availability of new financing arrangements or equity capital to fund capital improvements. Our ability to access additional capital could also be limited by the terms of our corporate credit facilities and the indentures governing the Senior Notes, which restricts our ability to incur debt under certain circumstances.

If we are forced to spend larger amounts of cash from operating activities than anticipated to operate, maintain or renovate existing properties, then our ability to use cash for other purposes, including acquisitions of new properties, could be limited and our profits could be reduced. Similarly, if we cannot access the capital we need to fund our operations or implement our growth strategy, we may need to postpone or cancel planned renovations or acquisitions, which could impair our ability to compete effectively and harm our business and relationship with certain third-party management companies and/or brands. In addition, we may have significant ongoing capital projects and renovations with financial commitments that we are unable to postpone during economic downturns which could put pressure on our liquidity and cash flows.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ or may employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability.

We have entered into management agreements with third-party hotel managers to operate our hotels. Our hotel managers are responsible for hiring and maintaining the labor force at each of our hotels. Although we do not employ or manage employees at our hotels, we are subject to many of the costs and risks generally associated with the hotel labor force. Increased labor costs due to factors like minimum wage initiatives and other localized changes to wages and additional taxes or requirements to incur additional employee benefits costs, including the requirements of the Affordable Care Act, may adversely impact our operating costs. Labor costs can be particularly challenging at our hotels with unionized labor.

From time to time, strikes, lockouts, boycotts, public demonstrations or other negative actions and publicity may disrupt hotel operations at any of our hotels, negatively impact our reputation or the reputation of our brands, cause us to lose guests, or harm relationships with the labor forces at our hotels. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. Additionally, hotels where our third-party managers have collective bargaining agreements with employees could be affected more significantly by labor force activities than others. The resolution of labor disputes or new or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to reduce the size of hotel work forces during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. We do not have the ability to control the outcome of these negotiations.

Additional hotels or additional departments within our hotels or groups of employees may become subject to additional collective bargaining agreements in the future. Additionally, hotels we currently own or may own in the future could be subject to collective bargaining agreements due to various factors including, but not limited to, consolidation of third-party hotel managers. Potential changes in the federal regulatory scheme or other events could make it easier for unions to organize groups of our third-party hotel managers' employees. If such changes take effect, more hotel personnel could be subject to increased organizational efforts, which could potentially lead to disruptions or require more of our management's time to address unionization issues. Negotiations of collective bargaining agreements, attempts by labor organizations to organize additional hotels, departments within our hotels or groups of employees or changes in labor laws could disrupt our operations, increase our labor costs or interfere with the ability of our management to focus on executing our business strategies.

Operating expenses may increase in the future, which may cause our cash flow and our operating results to decrease.

Hotel operating expenses, such as expenses for labor (including the costs of wages and benefits provided by our operators to hotel employees), fuel, utilities, insurance and real estate tax, and costs to comply with new and evolving cleanliness standards are not fixed and may increase in the future. Any increases would cause our cash flow and our operating results to decrease. If we are unable to offset these decreases with sufficient revenue across our portfolio, it could materially and adversely affect our results of operations and profitability and our ability to pay distributions and to service our indebtedness could be materially and adversely affected.

Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

In the normal course of our business, we are involved in various legal proceedings. Our third-party managers, whom we indemnify for certain costs resulting from management of our hotels, may also be involved in various legal proceedings relating to the management of our hotels. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or our third-party managers or a settlement involving a payment of a material sum of money were to occur, it could materially and adversely affect our profits or ability to operate our business. Additionally, we could become the subject of future claims by third-parties, including current or former third-party property owners, guests who use our properties, our employees, our investors or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity, but such third-parties fail to fulfill their contractual obligations.

Management, Franchising and Development Risks

We are dependent on the performance of the third-party hotel management companies that manage the operations of each of our hotels and could be materially and adversely affected if such third-party managers do not properly manage our hotels or otherwise act in our best interests.

In order for us to maintain our qualification as a REIT, third-parties must operate our hotels. We lease each of our hotels to our TRS lessees. Our TRS lessees, in turn, have entered into management agreements with third-party management companies to operate our hotels. We could be materially and adversely affected if any of our third-party managers fail to provide quality services and amenities, fail to properly and adequately provide staffing for our hotels, fail to maintain a quality brand name or otherwise fail to manage our hotels in our best interest, and we can be financially responsible for the actions and inactions of our third-party managers pursuant to our management agreements. In addition, our hotel managers or their affiliates may manage, and in some cases may own, may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, our hotel managers may make decisions regarding competing lodging facilities that are not in our best interests. From time to time, disputes may arise between us and our third-party managers regarding their performance or compliance with the terms of the hotel management agreements, which in turn could adversely affect our results of operations. If we are unable to reach satisfactory results through discussions and negotiations, we may choose to terminate our management agreement, litigate the dispute, or submit the matter to third-party dispute resolution, the outcome of which may be unfavorable to us.

Under the terms of the hotel management agreements, our ability to participate in operating decisions regarding our hotels is limited to certain matters, including approval of the annual operating and capital expenditure budgets, and we do not have the specific authority to require any hotel to be operated in a particular manner. While our TRS lessees closely monitor the performance of our third-party managers, our general recourse under most of the hotel management agreements is limited to termination if our third-party managers are not performing adequately if allowed pursuant to our hotel management agreements. For example, in many of our hotel management agreements, subject to certain exceptions including force majeure events and disruption due to large scale renovations, we have a right to terminate a management agreement if the third-party manager fails to achieve certain hotel performance criteria measured over any two consecutive fiscal years, as outlined in the applicable management agreement. However, even if a third-party manager fails to perform under the terms of its respective management agreement, it generally has the option to avoid a performance termination by paying a performance deficit fee as specified in the applicable management agreement.

In the event that we terminate any of our management agreements, we can provide no assurances that we could find a replacement manager or that any replacement manager will be successful in operating our hotels. In addition, our existing franchise agreements provide the franchisor with a right of first offer in the event of certain sales or transfers of a hotel and provide that the franchisor has the right to approve any change in the hotel management company engaged to manage the hotel. If any of the foregoing were to occur, it could materially and adversely affect our business and financial condition.

Restrictive covenants in certain of our hotel management and franchise agreements contain provisions limiting or restricting the sale of our hotels, which could materially and adversely affect our profitability.

Hotel management and franchise agreements typically contain restrictive covenants that limit or restrict our ability to sell a hotel without the consent of the hotel management company or franchisor. Our franchise agreements provide the franchisor with a right of first offer in the event of certain sales or transfers of a hotel and provide that the franchisor has the right to approve any change in the hotel management company engaged to manage the hotel. Generally, we may not agree to sell, lease or otherwise transfer particular hotels unless the transferee executes a new agreement or assumes the related hotel management and franchise agreements. If the hotel management company or franchisor does not consent to the sale of our hotels, we may be prohibited from taking actions that would otherwise be in our and our stockholders' best interests.

Contractual and other disagreements with or involving third-party hotel management companies and franchisors could make us liable to them or result in litigation costs or other expenses.

Our management and franchise agreements require us and third-party hotel managers and franchisors to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. At any given time, we may be in dispute with one or more hotel management companies or franchisors regarding various terms of our agreements. Any such dispute could be very expensive for us, even if the outcome is ultimately in our favor. We cannot predict the outcome of any arbitration or litigation, the effect of any negative judgment against us or the amount of any settlement that we may enter into with any third-party. In the event we terminate a management or franchise agreement early and the manager or franchisor considers such termination to have been wrongful, they may seek damages. Additionally, we may be required to indemnify our third-party hotel managers and franchisors against disputes with third-parties, pursuant to our management and franchise agreements. An adverse result in any of these proceedings could materially and adversely affect our revenues and profitability.

If we are unable to maintain good relationships with third-party hotel managers and franchisors, profitability could decrease and our growth potential may be adversely affected.

The success of our respective hotel investments and the value of our franchised properties largely depend on our ability to establish and maintain good relationships with the third-party hotel managers and franchisors of our respective hotel management and franchise agreements. If we are unable to maintain good relationships with third-party hotel managers and franchisors, we may be unable to renew existing management or franchise agreements or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers or franchisors may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy.

If third-party hotel managers and/or franchisors consolidate through merger and acquisition transactions, we may experience undefined and unknown costs related to the integration of processes and systems, which may adversely affect our hotels. If third-party online travel agencies consolidate through merger and acquisitions this may lead to less negotiating power over contracts and/or higher costs of obtaining customers.

The result of third-party hotel managers and franchisors consolidating could adversely affect our hotels due to the undefined and unknown costs associated with the integration of property-level point of sale and back-of-house computer systems and other technology related processes, the training and other labor costs associated with the merging of labor forces, and the impact of loyalty reward point program consolidation. Additionally, the potential consolidation of third-party hotel managers and franchisors could impact our leveraging power in future management and franchise agreement negotiations. Consolidation of third-party online travel agencies could lead to less negotiating power that our third-party management companies have in setting contract terms for pricing and commissions paid to the online travel agency. The consolidation of these distribution channels may lead to reduced operating profits and/or higher costs of obtaining customers.

Costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability.

Under the terms of our franchise agreements, and certain of our management agreements, we are required to meet specified operating standards and other terms and conditions and compliance with such standards may be costly. We expect that our franchisors will periodically inspect our hotels to ensure that we and the hotel management companies follow brand standards. Failure by us, or any hotel management company that we engage, to maintain these standards or other terms and conditions could result in a franchise license being canceled or the franchisor requiring us to undertake a costly property improvement program. If a franchise license is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which will vary by franchisor and by hotel. If the funds required to maintain brand operating standards are significant, or if a franchise license is terminated, it could materially and adversely affect our results of operations and profitability.

If we were to lose a brand license at one or more of our hotels, the value of the affected hotels could decline significantly and we could incur significant costs to obtain new franchise licenses, which could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

If we were to lose a brand license, the underlying value of a particular hotel could decline significantly from the loss of associated name recognition, marketing support, participation in guest loyalty programs and the centralized reservation system provided by the franchisor or brand manager, which could require us to recognize an impairment on the hotel.

Furthermore, the loss of a franchise license at a particular hotel could harm our relationship with the franchisor or brand manager, which could impede our ability to operate other hotels under the same brand, limit our ability to obtain new franchise licenses or brand management agreements from the franchisor or brand in the future on favorable terms, or at all, and cause us to incur significant costs to obtain a new franchise license or brand management agreement for the particular hotel. Accordingly, if we lose one or more franchise licenses or brand management agreements, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Our acquisition, redevelopment, repositioning, renovation and re-branding activities are subject to various risks, any of which could, among other things, result in disruptions to our hotel operations, strain management resources and materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

We intend to acquire, redevelop, reposition, renovate and re-brand hotels, subject to the availability of attractive hotels or projects and our ability to undertake such activities on satisfactory terms. In deciding whether to undertake such activities, we will make certain assumptions regarding the expected future performance of the hotel or project. However, newly acquired, redeveloped, renovated, repositioned or re-branded hotels may fail to perform as expected and the costs necessary to bring such hotels up to brand standards may exceed our expectations, which may result in the hotels' failure to achieve projected returns.

In particular, to the extent that we engage in the activities described above, they could pose the following risks to our ongoing operations:

- we may abandon such activities and may be unable to recover expenses already incurred in connection with exploring such opportunities;

- acquired, redeveloped, repositioned, renovated or re-branded hotels may not initially be accretive to our results, and we and the hotel management companies may not successfully manage newly acquired, renovated, redeveloped, repositioned or re-branded hotels to meet our expectations;

- we may be unable to quickly, effectively and efficiently integrate new acquisitions, particularly acquisitions of portfolios of hotels, into our existing operations;

- our redevelopment, repositioning, renovation or re-branding activities may not be completed on schedule, which could result in increased debt service and other costs and lower revenues; and

- management attention may be diverted by our acquisition, redevelopment, repositioning or re-branding activities, which in some cases may turn out to be less compatible with our growth strategy than originally anticipated.

The occurrence of any of the foregoing events, among others, could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Technology and Information Systems Risks

We are increasingly dependent on information technology, and potential cyber-attacks, unauthorized access events, security problems, or other disruptions present risks.

The third-party hotel management companies that operate our hotels rely on information technology networks and systems, including the Internet and cloud-based storage systems, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing, building and property management systems, point of sale systems, and operating data. We have limited contractual ability to require our third-party management companies to implement new or enhanced cyber-security platforms. They may purchase some of their information technology from vendors, on whom our and their systems will depend, and the third-party hotel managers will rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential operator and other customer information, including personally identifiable information. We depend upon the secure transmission of this information over public networks. Certain of our third-party hotel management companies' networks and storage applications have already been and in the future may continue to be subject to unauthorized access by hackers or others through cyber-attacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means, or may be breached due to operator error, malfeasance or other system disruptions. In some cases, it will be difficult to anticipate or immediately detect such incidents and the damage caused thereby. Any significant breakdown, invasion, destruction, interruption or leakage of our third-party hotel managers' systems could harm us, and we may be financially responsible for certain damages arising out of the harm such events cause to third-parties pursuant to our management agreements. As a result, such incidents could have a material impact on our business and adversely affect our financial condition, financial reporting abilities, and results of operations.

Certain of our third-party hotel management companies, including Marriott, Hilton and Kimpton, and various other vendors used by our third-party hotel management companies have publicly released statements disclosing cyber-attacks and/or unauthorized access to their guest reservation, point-of-sale systems, and other sensitive databases, some of which have or may have impacted our hotels and the guests that have used our hotels' services and amenities. Although we and our third-party hotel management companies carry cyber and/or privacy liability insurance, this insurance coverage may not be sufficient to cover all losses or all types of claims that may arise in connection with cyber-attacks, security breaches, and other related breaches and does not protect against brand reputational risk which may impact future customer loyalty. Furthermore, such insurance may not be available to us or our third-party hotel management companies on commercially reasonable terms, or at all, which could lead to a material adverse effect on our results of operations and financial condition upon the occurrence of such cyber-attack and/or unauthorized access events.

At our corporate headquarters, in addition to maintaining our own cyber-risk insurance policy, the Company is continuously working to maintain secure information technology systems and to provide ongoing employee awareness training around phishing, malware, ransomware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. However, these proactive measures may not deter every occurrence of cyber-attacks and/or unauthorized access events of our own corporate systems.

Risks Related to Debt Financing

Volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service any future indebtedness that we may incur.

The domestic and international commercial real estate debt markets could become very volatile as a result of, among other things, rising interest rates and the tightening of underwriting standards by lenders and credit rating agencies. This could result in less availability of credit and increasing costs for what is available. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs may result in existing assets or future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. If these disruptions in the debt markets were to persist, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets could be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing.

Further, economic conditions could negatively impact commercial real estate fundamentals and result in declining values in our real estate portfolio and in the collateral securing any loan investments we may make, which could have various negative impacts. Specifically, the value of collateral securing any loan investment we may make could decrease below the outstanding principal amounts of such loans, requiring us to pledge more collateral.

Our organizational documents have no limitation on the amount of indebtedness we may incur. As a result, we may become highly leveraged in the future, which could materially and adversely affect us.

Our business strategy contemplates the use of both non-recourse secured and unsecured debt to finance long-term growth and we may use recourse debt in the future. In addition, our organizational documents contain no limitations on the amount of debt that we may incur, and our Board of Directors may change our financing policy at any time without stockholder notice or approval. As a result, we may be able to incur substantial additional debt, including secured debt, in the future. Incurring debt could subject us to many risks, including the risks that:

- our cash flows from operations may be insufficient to make required payments of principal and interest;

- our debt and resulting maturities may increase our vulnerability to adverse economic and industry conditions;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

- the terms of any refinancing may not be in the same amount or on terms as favorable as the terms of the existing debt being refinanced;

- we may be obligated to repay the debt pursuant to guarantee obligations; and

- the use of leverage could adversely affect our ability to raise capital from other sources or to make distributions to our stockholders and could adversely affect the market price of our common stock.

If we violate covenants in future agreements relating to indebtedness that we may incur, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. We are also subject to guarantees and pledges that may require us to forfeit our ownership interests in subsidiaries that own the underlying assets securing the respective loans. In addition, indebtedness agreements may require that we meet certain covenant tests in order to make distributions to our stockholders.

If we are unable to repay or refinance our existing debt, we may be unable to increase distributions to our stockholders and our share price may be adversely affected.

Our existing and future debt may subject us to many risks, including the risks that:

- our cash flow from operations will be insufficient to make required payments of principal and interest;

- our debt may increase our vulnerability to adverse economic and industry conditions;

- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

- the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and

- the terms of our debt may limit our ability to make distributions to our stockholders and therefore adversely affect the market price of our stock.

If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance this debt through additional debt financing, or private or public offerings of debt or equity securities. Alternatively, we may need to sell the underlying hotel or, in certain instances, the lender may foreclose. Adverse economic conditions could cause the terms on which we borrow or refinance to be unfavorable. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of hotels on disadvantageous terms or at times which may not permit us to receive an attractive return on our investments, potentially resulting in losses adversely affecting cash flow from operating activities.

Borrowings may reduce the funds available for distribution and increase the risk of loss since defaults may cause us to lose the properties securing the loans.

We have acquired properties by borrowing monies and we may, in some instances, acquire properties by assuming existing financing. We may borrow money to finance a portion of the purchase price of assets we acquire. We may also borrow money for other purposes to, among other things, satisfy the requirement that we distribute at least 90% of our REIT taxable income, subject to certain adjustments, or as is otherwise necessary or advisable to assure that we continue to qualify as a REIT for U.S. federal income tax purposes. Over the long-term, however, payments required on any amounts we borrow reduce the funds available for, among other things, acquisitions, capital expenditures for existing properties or distributions to our stockholders because cash otherwise available for these purposes is used to pay principal and interest on this debt.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount of cash flow from operations available for distributions to stockholders may be reduced or suspended. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In such a case, we could lose the property securing the loan that is in default, thus reducing the value of our investment. For tax purposes, a foreclosure is treated as a sale of the property or properties for a purchase price equal to the outstanding balance of the debt secured by the property or properties. If the outstanding balance of the debt exceeds our tax basis in the property or properties, we would recognize taxable gain on the foreclosure action even though we would not receive any cash proceeds. We also may fully or partially guarantee any monies that subsidiaries borrow to purchase or operate properties. In these cases, we will likely be responsible to the lender for repaying the loans if the subsidiary is unable to do so. For any mortgages that contain cross-collateralization or cross-default provisions, more than one property may be affected by a default.

If we are unable to borrow at favorable rates, we may not be able to acquire new properties.

If we are unable to borrow money at favorable rates, we may be unable to acquire additional real estate assets or refinance existing loans at maturity. Further, we may enter into loan agreements or other credit arrangements that require us to pay interest on amounts we borrow at variable or "adjustable" rates. Increases in interest rates will increase our interest costs. If interest rates are higher when we refinance our loans, our expenses will increase, thereby reducing our cash flow and the amount available for distribution to you. Further, during periods of rising interest rates, we may be forced to sell one or more of our properties in order to repay existing loans, which may not permit us to maximize the return on the particular properties being sold.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We have obtained, and may continue to enter into, mortgage loans that do not require us to pay principal for all or a portion of the life of the debt instrument. During the period when no principal payments are required, the amount of each scheduled payment is less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan is not reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal required during this period. After the interest-only period, we may be required either to make scheduled payments of principal and interest or to make a lump-sum or "balloon" payment at or prior to maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan if we do not have funds available or are unable to refinance the obligation.

Existing and future debt agreements contain or may contain restrictions that limit our flexibility in operating our business.

The mortgages on our existing hotels, and hotels that we may acquire in the future, likely will contain customary covenants such as, but not limited to, those that limit our ability, without the prior consent of the lender, to further mortgage the applicable hotel or to discontinue insurance coverage. In addition, such loans contain negative covenants that, among other things, preclude certain changes of control, and/or changes in the hotel brand or manager of a collateralized property without lender consent, inhibit our ability to incur additional indebtedness or, under certain circumstances, restrict cash flow necessary to make distributions to our stockholders. These loans also often have debt service coverage ratio requirements that could limit our ability to borrow additional funds.

In addition, in connection with our mortgage agreements we may enter into lockbox and cash management agreements pursuant to which under certain situations substantially all of the income generated by our hotel properties will be deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our lenders and from which cash will be distributed to us only after funding of certain items, which may include payment of principal and interest on our debt, insurance and tax reserves or escrows and other expenses. As a result, we may be forced to borrow additional funds in order to make distributions to our stockholders (including, potentially, to make distributions necessary to allow us to maintain our qualification as a REIT for U.S. federal income tax purposes).

The credit agreement governing our revolving credit facility and our corporate credit facility term loan as well as the indentures governing our Senior Notes contain customary covenants with which we must comply, which limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, incur liens on assets, enter into new types of businesses, engage in mergers, liquidations or consolidations, sell assets, make restricted payments (including the payment of dividends and other distributions), enter into negative pledges or limitations on the ability of subsidiaries to make certain distributions or to guarantee the indebtedness under the credit agreements, engage in certain transactions with affiliates, enter into sale and leaseback transactions, make investments and capital expenditures, acquire real estate assets, enter into speculative hedging transactions, change our fiscal year and make certain payments and prepayments with respect to subordinated debt. The credit agreements also contain financial covenants relating to our maximum total leverage ratio, maximum secured leverage ratio, maximum secured recourse leverage ratio, minimum fixed charge coverage ratio, minimum consolidated tangible net worth, minimum unsecured interest coverage ratio, maximum unencumbered leverage ratio, and set a minimum number of unencumbered properties we must own and a minimum value for such unencumbered properties. Any other credit facility or other loans that we enter into may place additional restrictions on us and may require us to meet certain financial ratios and tests. Our continued ability to borrow under the revolving credit facility and any other credit facility that we may obtain will be subject to compliance with these covenants and our ability to meet these covenants will be adversely affected if U.S. lodging fundamentals do not continue to improve when and to the extent that we expect. In addition, our failure to comply with these covenants, as well as our inability to make required payments under the credit agreements or any future debt agreement, could cause an event of default under the credit agreements, which, if not waived, could result in the termination of the financing commitments under the credit agreement governing our revolving credit facility and corporate credit facility term loan and the acceleration of the maturity of the outstanding indebtedness thereunder, or could cause an event of default under such future debt agreement, which could result in the acceleration of the debt and require us to repay such debt with capital obtained from other sources, which may not be available to us or may be available only on unattractive terms. Furthermore, if we default on property-level secured debt, lenders can take possession of the hotel or hotels securing such debt. In addition, the credit agreements contain, and any future debt agreements may contain, cross-default provisions with respect to certain other recourse and non-recourse indebtedness and contain certain other events of default which would similarly, in each case, give the lenders under the credit agreements the right to terminate such financing commitments and accelerate the maturity of such indebtedness under the credit agreements or give the lenders under such other agreement the right to declare a default on its debt and to enforce remedies, including acceleration of the maturity of such debt upon the occurrence of a default under such other indebtedness. If we default on our credit agreements or any other debt agreements, it could materially and adversely affect us.

We may be unable to satisfy our debt obligations upon a change of control.

Under the documents that govern our indebtedness, if we experience a change of control, we could be required to incur certain penalties, fees and other expenses, which may include repayment of the entire principal balance of some of our outstanding indebtedness plus additional fees and interest. We might not have sufficient funds to repay such amounts. Any of these events could have a material adverse impact on our liquidity, business, results of operations and financial condition.

Covenants applicable to current or future debt could restrict our ability to make distributions to our stockholders and, as a result, we may be unable to make distributions necessary to qualify as a REIT, which could materially and adversely affect us.

We intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code. If, as a result of covenants applicable to our current or future debt, we are restricted from making distributions to our stockholders, we may be unable to make distributions necessary for us to avoid U.S. federal corporate income and excise taxes and maintain our qualification as a REIT, which could materially and adversely affect us.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.

We have borrowed money, some of which bears interest at variable rates, and therefore are exposed to increases in costs in a rising interest rate environment. Increases in interest rates increase our interest expense on any variable rate debt, as well as any debt that must be refinanced at higher interest rates at the time of maturity. Our future earnings and cash flows could be adversely affected due to the increased requirement to service our indebtedness and could reduce the amount we are able to distribute to our stockholders. As of December 31, 2022, approximately $279.2 million, or 19%, of our total debt outstanding, bore interest at variable rates which was not hedged by interest rate protection agreements.

We may be contractually obligated to purchase property even if we are unable to secure financing for the acquisition.

We may finance all or a portion of the purchase price for properties that we acquire. However, to ensure that our offers are as competitive as possible, we do not expect to enter into contracts to purchase property that include financing contingencies. Thus, we may be contractually obligated to purchase a property even if we are unable to secure financing for the acquisition. In this event, we may choose to close on the property by using cash on hand, which would result in less cash available for our operations, for distributions to stockholders and for servicing our indebtedness. Alternatively, we may choose not to close on the acquisition of the property and default on the purchase contract. If we default on any purchase contract, we could lose our earnest deposit money and become subject to liquidated or other contractual damages and remedies.

To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective.

To the extent consistent with maintaining our qualification as a REIT, from time to time, we may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. There is no assurance that our hedging strategy will achieve our objectives. We may be subject to costs, such as transaction fees or breakage costs, if we terminate these arrangements.

To the extent that we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to credit risk, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. If the fair value of a derivative contract is negative, we owe the counterparty, which creates a risk that we may not be able to pay such amounts. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract, increasing the risk that we may not realize the benefits of these instruments. There is a risk that counterparties could fail, shut down, file for bankruptcy or be unable to pay out contracts. The failure of a counterparty that holds collateral that we post in connection with an interest rate swap agreement could result in the loss of that collateral.

The swaps regulatory provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act could have an adverse effect on our interest rate hedging activities.

Provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and rules adopted by the Commodity Futures Trading Commission (the "CFTC") and other prudential regulators establish federal regulation of the over-the-counter derivatives market and entities, such as us, participating in that market. While most of these regulations are already in effect, the implementation process is still ongoing and the CFTC continues to review and refine its initial rule makings through additional interpretations and supplemental rule makings. As a result, any new regulations or modifications to existing regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties.

The Dodd-Frank Act requires that certain classes of swaps be cleared on a derivatives clearing organization and traded on a Derivatives Contract Market or other regulated exchange, unless exempt from such clearing and trading requirements, which could result in the application of certain margin requirements imposed by derivatives clearing organizations and their members. The CFTC and prudential regulators have also adopted mandatory margin requirements for uncleared swaps entered into between swap dealers and certain other counterparties. While an end-user exception with respect to such mandatory clearing and margin requirements may be available, the application of the mandatory clearing and trade execution requirements and the uncleared swaps margin requirements to other market participants, such as swap dealers, may adversely affect the cost and availability of the swaps that we use for hedging.

Risks Related to Our Status as a REIT

Failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would materially increase our expenses and could impair our ability to expand our business and raise capital and reduce potential distributions to stockholders.

We believe that we are qualified to be taxed as a REIT for U.S. federal income tax purposes for our taxable year ended December 31, 2022, and we intend to continue operating in such a manner. However, we cannot assure you that we will remain qualified as a REIT or that we will not be required to rely on a REIT "savings clause". If we were to rely on a REIT "savings clause", we would have to pay a penalty tax, which could be material.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

- we could be subject to the U.S. federal alternative minimum tax for taxable years prior to 2018 and possibly increased state and local taxes; and

- unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status for the four taxable years following the year in which we failed to qualify as a REIT.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would likely adversely affect the value of our common stock.

Even if we continue to qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we continue to qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes. In addition, our TRS, and any other TRS we form, will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to continue to operate in a manner so as to maintain our qualification as a REIT for U.S. federal income tax purposes. In order to continue to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds or sell assets during unfavorable market conditions.

To satisfy the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. Also, our ability, or the ability of our subsidiaries, to deduct interest may be limited under Section 163(j) of the Code, potentially reducing cash flows. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our qualification as a REIT.

The ownership of our TRS and our TRS lessees increases our overall tax liability.

Our TRS, and any other domestic TRS we form, will be subject to U.S. federal, state and local income tax on their taxable income, which will consist of the revenues from the hotels leased by our TRS lessees, net of the operating expenses for such hotels and rent payments to us. In certain circumstances the ability of our TRS to deduct interest expense could be limited. Accordingly, although our ownership of our TRS lessees will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of our TRS lessees is available for distribution to us.

Our TRS lessee structure subjects us to the risk of increased hotel operating expenses that could adversely affect our operating results and our ability to make distributions to stockholders.

Our leases with our TRS lessees require our TRS lessees to pay us rent based in part on revenues from our hotels. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, including but not limited to the increases in wage and benefit costs, repair and maintenance expenses, energy costs, insurance costs and other operating expenses, which would adversely affect our TRS lessees' ability to pay us rent due under the leases.

Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our stockholders.

Our ownership of our TRS, and any other TRSs we form, will be subject to limitations and our transactions with our TRS, and any other TRSs we form, will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. The 100% tax would apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm's-length rent. We will monitor the value of our investment in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

If the leases of our hotels to our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we may fail to qualify as a REIT.

To maintain our qualification as a REIT, we must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as "rents from real property." Rents paid to our Operating Partnership by our TRS lessees pursuant to the leases of our hotels will constitute substantially all of our gross income. In order for such rent to qualify as "rents from real property" for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

If any of our current and future hotel management companies do not qualify as "eligible independent contractors," or if our hotels are not "qualified lodging facilities," we may fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of "qualified lodging facilities" (as defined below) to a TRS so long as the hotels are managed by an "eligible independent contractor" and certain other requirements are satisfied. We expect to lease all, or substantially all, of our hotels to our TRS lessees and to engage hotel management companies that qualify as "eligible independent contractors." Among other requirements, in order to qualify as an eligible independent contractor, the hotel manager must not own, directly or through its stockholders, more than 35% of our outstanding shares, and no person or group of persons can own more than 35% of our outstanding shares and the shares (or ownership interest) of the hotel manager, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our shares by our hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded.

In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating "qualified lodging facilities" (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS or its TRS lessee. We believe our current hotel managers operate qualified lodging facilities for certain persons who are not related to us or our TRS. However, no assurance can be provided that any of our current and future hotel managers will in fact comply with this requirement. Failure to comply with this requirement would require us to find other managers for future contracts, and, if we hired a management company without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a "qualified lodging facility." A "qualified lodging facility" is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. We believe that the hotels that are leased to our TRS lessees are qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of properties, REIT provisions of the Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

Complying with REIT requirements may force us to forgo and/or liquidate otherwise attractive investment opportunities.

To maintain our qualification as a REIT, we must ensure that we meet the REIT gross income tests annually and that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% of the value of our assets can consist of debt of publicly offered REITs (i.e. REITs that are required to file annual and period reports with the SEC under the Exchange Act) that is not secured by real property, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio, or contribute to a TRS, otherwise attractive investments in order to maintain our qualification as a REIT. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make, and, in certain cases, maintain ownership of, certain attractive investments.

We may face risks in connection with Section 1031 Exchanges.

From time to time, we dispose of properties in transactions that are intended to qualify as like-kind exchanges pursuant to Section 1031 of the Code ("Section 1031 Exchanges"). It is possible that the qualification of a transaction as a Section 1031 Exchange could be successfully challenged and determined to be currently taxable or that we may be unable to identify and complete the acquisition of a suitable replacement property to effect a Section 1031 Exchange. In such case, our taxable income and earnings and profits would increase. In addition, in some circumstances, we may be required to pay additional dividends or, in lieu of that, corporate income tax, possibly including interest and penalties. As a result, we may be required to borrow funds in order to pay additional dividends or taxes and the payment of such taxes could cause us to have less cash available to distribute to our stockholders or service our indebtedness. In addition, if a Section 1031 Exchange were later to be determined to be taxable, we may be required to amend our tax returns for the applicable year in question, including any information reports we sent our stockholders, and we may be required to make a special dividend payment to our shareholders if we are unable to mitigate the taxable gains realized. Moreover, Section 1031 Exchanges now only apply to real property and do not apply to any related personal property transferred with the real property. As a result, any appreciated personal property that is transferred in connection with a Section 1031 Exchange of real property will cause gain to be recognized, and such gain is generally treated as non-qualifying income for the REIT 95% and 75% gross income tests. Any such non-qualifying income could have an adverse effect on our REIT status.

The prohibited transactions tax may limit our ability to engage in transactions, including dispositions of assets that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transactions tax upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of real property or may conduct such sales through a TRS.

We may pay taxable dividends in cash and our common stock, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

Dividends payable by REITs generally do not qualify for the reduced tax rates available for some dividends.

Qualified dividend income payable to U.S. investors that are individuals, trusts, and estates is subject to the reduced maximum tax rate applicable to long-term capital gains. Dividends payable by REITs, however, are generally not eligible for the reduced rates on qualified dividend income. For taxable years beginning before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations. Although the reduced U.S. federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends and the reduced corporate tax rate could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code could substantially limit our ability to hedge the risks inherent to our operations. Under current law, any income that we generate from transactions intended to hedge our interest rate or currency risks will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if (i) the instrument hedges risk of interest rate or currency fluctuations on indebtedness incurred or to be incurred to carry or acquire real estate assets, (ii) the instrument hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75% or 95% gross income tests, or (iii) the instrument was entered into to "offset" certain instruments described in clauses (i) or (ii) of this sentence and certain other requirements are satisfied and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements is likely to constitute nonqualifying income for purposes of both the REIT 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous to us or implement those hedges through our TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with interest rate fluctuations or other changes than we would otherwise want to bear.

The ability of our Board of Directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Risks Related to Our Common Stock

You may be restricted from acquiring or transferring certain amounts of our common stock.

The stock ownership restrictions of the Code for REITs and the 9.8% stock ownership limit in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to maintain our qualification as a REIT for each taxable year after our first taxable year as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year after our first taxable year as a REIT. To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter authorizes our directors to take such actions as are necessary and advisable to preserve our qualification as a REIT. Unless exempted by our Board of Directors (prospectively or retroactively), our charter prohibits any person or group (as defined in our charter) from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our Board of Directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT. These restrictions on transferability and ownership will not apply, however, if our Board of Directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in our stock. The U.S. federal tax rules that affect REITs are under review constantly by persons involved in the legislative process, the Internal Revenue Service and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to Treasury regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could cause us to change our investments and commitments, which could also affect the tax considerations of an investment in our stock. We cannot predict the long-term effect of any future law changes on REITs and their stockholders, and we and our stockholders could be adversely affected by any such change.

The market price of our shares may fluctuate widely and there can be no assurance that the market for our stock will provide you with adequate liquidity.

The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

- actual or anticipated differences in our operating results, liquidity, or financial condition;
- changes in our revenues, Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"), EBITDA real estate ("EBITDAre"), Adjusted EBITDAre ("Adjusted EBITDAre"), Funds From Operations ("FFO"), Adjusted FFO ("Adjusted FFO"), or earnings estimates;
- publication of research reports about us, our hotels, or the lodging or overall real estate industry;
- failure to meet earnings guidance that we may provide periodically or analysts' revenue or earnings estimates;
- the extent of institutional investor interest in us;
- the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;
- additions and departures of key personnel;
- the performance and market valuations of other similar companies;
- strategic actions by us or our competitors, such as mergers, acquisitions or restructurings;
- fluctuations in the stock price and operating results of our competitors;
- the passage of legislation or other regulatory developments that adversely affect us or our industry;
- the realization of any of the other risk factors presented in this Annual Report;

- speculation in the press or investment community;

- changes in accounting principles;

- events beyond our control, such as wars, terrorist or cyber-attacks, travel-related health concerns, including pandemics, government shutdowns and closures, and natural disasters; and

- general market and economic conditions, including factors unrelated to our operating performance, including inflationary pressures and concerns over an economic slowdown.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Significant sales of our common stock, or the perception that significant sales of such shares could occur, may cause the price of our common stock to decline significantly.

A large volume of issuances or sales and/or sales made by our current executive officers of shares of our common stock could decrease the market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of issuances or sales of our shares are not affected, the mere perception of the possibility of these sales could depress the market price of our common stock and have a negative effect on our ability to raise capital in the future. In addition, anticipated downward pressure on our common stock price due to actual or anticipated sales of common stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our common stock to decline.

Future sales or distributions of our common stock may negatively affect the market price of our common stock.

A large volume of issuances or sales of shares of our common stock could decrease the market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of issuances or sales of shares of our common stock are not effected, the mere perception of the possibility of these sales could depress the market price of our common stock and have a negative effect on our ability to raise capital in the future. In addition, anticipated downward pressure on our common stock price due to actual or anticipated issuances or sales of common stock could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our common stock to decline. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

Our cash available for distribution to stockholders may not be sufficient to pay distributions at expected or required levels, and we may need external sources in order to make such distributions, or we may not be able to make such distributions at all, which could cause the market price of our common stock to decline significantly.

All distributions will be made at the discretion of our Board of Directors and will depend on our historical and projected results of operations, EBITDAre, Adjusted EBITDAre, FFO, Adjusted FFO, liquidity and financial condition, REIT qualification, debt service requirements, capital expenditures and operating expenses, prohibitions and other restrictions under our financing arrangements and applicable law and other factors as our Board of Directors may deem relevant from time to time. No assurance can be given that our projections will prove accurate or that any level of distributions will be made or sustained or achieve a market yield. We may not be able to make distributions in the future or may need to consider various funding sources to cover any shortfall, including borrowing under the revolving credit facility, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related or debt securities or declaring taxable share dividends. Any of the foregoing could cause the market price of our common stock to decline significantly.

The indentures governing the Senior Notes (the "indentures") may limit our ability to make dividends, distributions and other restricted payments. The indentures restrict the Operating Partnership from making any dividend or other distribution with respect to any of its equity interests if a default or event of default, other than distributions to the Operating Partnership's partners, including us, in an amount per fiscal year required to maintain our REIT status and avoid the payment of federal income or excise tax. These limitations could cause the market price of our common stock to decline significantly.

Future additional issuances of debt securities, which would rank senior to our common stock upon our liquidation, and future issuances of equity securities (including Operating Partnership Units and preferred equity securities), which would dilute the holdings of our existing common stockholders and may be senior to our common stock for the purposes of making distributions, periodically or upon liquidation, may negatively affect the market price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities and other loans and preferred shares will receive a distribution of our available assets before common stockholders. If we incur additional debt in the future, our future interest costs could increase, and adversely affect our liquidity, FFO,

Adjusted FFO and results of operations. In March 2018, we established our ATM program with a syndicate of five banks ("Agents"), pursuant to which we may sell, from time to time, up to an aggregate sales price on $200 million to or through the Agents. From time to time, we may refresh or implement a new at-the-market program. We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including Operating Partnership Units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

Your percentage ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, issuances pursuant to our ATM program and equity awards that may be granted to our directors, officers, employees, and consultants. Our Board of Directors has approved an Incentive Award Plan (the "Plan"), which provides for the grant of cash and equity-based awards to our directors, officers, employees, and consultants. We reserved 9,000,000 shares of our common stock for issuance or transfer pursuant to awards under the Plan, which may be amended from time to time and may increase the number of shares of our common stock for issuance. For a more detailed description of the Plan, see "Part III-Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or our industry, the price of our common stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose viability in the market, which in turn could cause our stock price or trading volume to decline.

Increases in market interest rates may reduce demand for our common stock and result in a decline in the market price of our common stock.

The market price of our common stock may be influenced by the dividend yield on our common stock (i.e. the amount of our annual distributions as a percentage of the market price of our common stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher distribution yield, which we may not be able, or may choose not, to provide. Higher interest rates would also likely increase our borrowing costs and decrease our net income and cash available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decline.

Risks Related to Our Organization and Corporate Structure

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit our stockholders' recourse in the event of actions not in our stockholders' best interests.

Under Maryland law, generally, a director is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in our best interest and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors are presumed to have acted in accordance with this standard of conduct. In addition, our charter eliminates the liability of our directors and officers to us and our stockholders for monetary damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service to us in that capacity. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, or "MGCL", may have the effect of deterring a third-party from making a proposal to acquire us or of impeding a change in our control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose fair price and/or super majority stockholder voting requirements on these combinations; and

- "control share" provisions that provide that "control shares" of our company (defined as voting shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding control shares) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by Maryland law, we have elected, by resolution of our Board of Directors, to opt out of the business combination provisions of the MGCL, provided that such business combination has been approved by our Board of Directors (including a majority of directors who are not affiliated with the interested stockholder), and, pursuant to a provision in our bylaws, to exempt any acquisition of our stock from the control share provisions of the MGCL. However, our Board of Directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt into the control share provisions of the MGCL at any time in the future.

As a holding company with no direct operations, we rely on funds received from our Operating Partnership to pay liabilities.

As a holding company that conducts substantially all of our operations through our Operating Partnership, we rely on distributions from our Operating Partnership to pay any dividends we might declare on shares of our common stock. We also rely on distributions from our Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our Operating Partnership. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full.

We own 97.0% of the Operating Partnership Units and the remaining 3.0% of the Operating Partnership Units are owned by the other limited partners comprised of our executive officers and current or former members of our Board of Directors. However, in connection with our future acquisition of properties or otherwise, we may issue Operating Partnership Units to third-parties. Such issuances would reduce our ownership in our operating partnership. Because you will not directly own units of our Operating Partnership, you will not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership.

Our charter places limits on the amount of common stock that any person may own.

No more than 50% of the outstanding shares of our common stock may be beneficially owned, directly or indirectly, by five or fewer individuals at any time during the last half of each taxable year (other than our first taxable year for which an election to be a REIT was made). Unless exempted by our Board of Directors, prospectively or retroactively, our charter prohibits any person or group (as defined in our charter) from owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets that might involve a premium price for holders of our common stock.

If anyone transfers shares in a way that would violate the ownership limit, or prevent us from maintaining our qualification as a REIT under the U.S. federal income tax laws, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the ownership limit. If this transfer to a trust fails to prevent such a violation or our continued qualification as a REIT, then the initial intended transfer shall be null and void from the outset. The intended transferee of those shares will be deemed never to have owned the shares. Anyone who acquires shares in violation of the ownership limit or the other restrictions on transfer in our charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our shares falls between the date of purchase and the date of redemption or sale.

Our charter permits our Board of Directors to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third-party from acquiring us.

Our Board of Directors is permitted, subject to certain restrictions set forth in our charter, to authorize the issuance of up to 500,000,000 shares of common stock and 50,000,000 shares of preferred stock without stockholder approval. Further, our Board of Directors may classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our Board of Directors could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or shares of preferred stock or common stock that could have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

Our conflict of interest policy may not be successful in eliminating the influence of future conflicts of interest that may arise between us and our directors, officers and employees.

Our conflict of interest policy provides that any transaction, agreement or relationship in which any of our directors, officers or employees has a material direct or indirect pecuniary interest must be approved by a majority of our disinterested directors. Other than this, however, we may not adopt additional formal procedures for the review and approval of conflict of interest transactions generally. As such, our policies and procedures may not be successful in eliminating the influence of conflicts of interest.

Conflicts of interest could arise in the future between the interests of our stockholders and the interests of any holders of Operating Partnership Units in our Operating Partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest could arise as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers who own interest in our Operating Partnership have duties to us under applicable Maryland law in connection with their management of our company. At the same time, XHR GP, Inc., our wholly-owned subsidiary, as general partner of our Operating Partnership, has fiduciary duties and obligations to our Operating Partnership and its limited partners under Delaware law and the partnership agreement of our Operating Partnership in connection with the management of our Operating Partnership. Our duties as general partner to our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to our company. These conflicts may be resolved in a manner that is not in the best interests of our stockholders.

Certain provisions in the partnership agreement for our Operating Partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement for our Operating Partnership may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third-parties from making proposals involving an unsolicited acquisition of us or a change in our control, although some stockholders might consider such proposals, if made, desirable.

Our Board of Directors may change our investment policies without stockholder approval, which could alter the nature of your investment.

Our investment policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for implementing them, and our other objectives, policies and procedures may be altered by a majority of the directors without the approval of our stockholders. As a result, the nature of your investment could change without your consent. A change in our investment strategy may, among other things, increase our exposure to interest rate risk, default risk and commercial real property market fluctuations, all of which could materially and adversely affect our ability to achieve our investment objectives.

Our Board of Directors may approve very broad investment guidelines and has approved investment and financing guidelines for us. Our Board of Directors may not always review or approve each investment or financing decision made by our senior management team.

Our Board of Directors may authorize our senior management team to follow broad investment guidelines and has approved certain investment and financing guidelines, and as a result, we expect that our senior management team will have latitude, and in some instances, certain levels of discretion and authority in determining the assets that are proper investments for us, as well as the individual investment decisions, and how we finance such investments. Our senior management team may make investments with lower rates of return than those anticipated under current market conditions and/or may make investments with greater risks to achieve those anticipated returns. We expect that our Board of Directors may not always approve each proposed investment or financing strategy by our senior management team.

General Risks

The departure of any of our key personnel who have significant experience and relationships in the lodging industry could materially and adversely impede or impair our ability to compete effectively and limit future growth prospects.

We depend on the experience and relationships of our senior management team to manage our day-to-day operations and strategic business direction. Our senior management team has an extensive network of lodging industry contacts and relationships, including relationships with global and national hotel brands, hotel owners, financiers, third-party management companies, commercial real estate brokers, developers and management companies. We can provide no assurances that any of our key personnel will continue their employment with us. The loss of services of our senior management team, or any difficulty attracting and retaining other talented and experienced personnel, could adversely affect our ability to source potential investment opportunities, our relationship with global and national hotel brands and other industry participants and the execution of our business strategy. Further, such a loss could be negatively perceived by financial analysts and the investment community, which could reduce the market value of our common stock.

Compliance or failure to comply with the Americans with Disabilities Act and other safety regulations and requirements could result in substantial costs.

Under the Americans with Disabilities Act of 1990 and the Accessibility Guidelines promulgated thereunder ("ADA"), all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, which could result in substantial capital expenditures, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages.

Our hotels also are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements would require significant unanticipated expenditures that would affect our cash flow and results of operations. If we incur substantial costs to comply with the ADA or other safety regulations and requirements, it could materially and adversely affect our revenues and profitability.

We could incur significant, material costs related to government regulation and litigation with respect to environmental matters, which could materially and adversely affect our revenues and profitability as well as limit or slow our future growth.

Our hotels are subject to various U.S. federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of a hotel, to perform or pay for the clean-up of contamination (including hazardous substances, asbestos and asbestos-containing materials, waste or petroleum products) at, on, under or emanating from the hotel and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell hotels. Contamination at, on, under or emanating from our hotels also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which the properties may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

In addition, our hotels are subject to various federal, state, and local environmental, health and safety laws and regulations that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based paint, mold and mildew, and waste management. Some of our hotels routinely handle and use hazardous or regulated substances and wastes as part of their operations, which substances and wastes are subject to regulation (e.g., swimming pool chemicals and cleaning solvents for on-site dry cleaners). Our hotels incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable requirements, as well as claims from contamination or exposure to harmful substances or environmental conditions.

Certain of our hotels contain, and those that we acquire in the future may contain, or may have contained, asbestos-containing material ("ACM"). Federal, state and local environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation or demolition of a building. Such laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements. In addition, third-parties may seek recovery from owners or operators for personal injury associated with exposure to asbestos-containing building materials.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our hotels could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation, as well as make some of our rooms (or, in extreme cases, entire hotels) unavailable for extended periods, adversely affecting our revenues. In addition, the presence of significant mold or other airborne contaminants could expose us to liability to third-parties if property damage or personal injury occurs.

Liabilities and costs associated with environmental contamination at, on, under or emanating from our properties, defending against claims related to alleged or actual environmental issues, or complying with environmental, health and safety laws could be material and could materially and adversely affect us. We can make no assurances that changes in current laws or regulations or future laws or regulations will not impose additional or new material environmental liabilities or that the current environmental condition of our hotels will not be affected by our operations, the condition of the properties in the vicinity of our hotels, or by third-parties unrelated to us. Adverse environmental conditions at any of our properties could also result in injury to our reputation and reduce our revenues. The discovery of material environmental liabilities or other environmental conditions at our properties could subject us to unanticipated significant costs and reduce our revenues, which could significantly reduce or eliminate our profitability and the cash available for distribution to our stockholders.

We face risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, as well as efforts to mitigate or adapt to climate change, any of which could have a material adverse effect on our properties, operations and business.

We are subject to the risks associated with natural disasters and the physical effects of climate change, which may include more frequent and/or severe storms, hurricanes, flooding, freeze events, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our properties, operations and business. Climate change may also affect our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs at our hotel properties, such as the cost of water or energy, and requiring us to expend funds as we seek to repair and protect our hotel properties against such risks. There can be no assurance that climate change will not have a material adverse effect on our hotel properties, operations or business. To the extent climate change causes changes in weather patterns, our coastal markets could also experience increases in storm frequency and/or intensity and rising sea-levels causing damage to our hotel properties. As a result, we could become subject to significant losses and/or repair costs that may not be fully covered by insurance. Other markets may experience prolonged variations in temperature or precipitation that limit access to the water needed to operate our hotel properties or significantly increase energy costs, which may subject those properties to additional regulatory burdens, such as limitations on water usage or stricter energy efficiency standards. Climate change may result in increased energy and water costs and may also change the comparative attractiveness of certain travel locations, or result in people migrating from certain locations to other locations. As a result, some of our hotel properties may be more or less in demand in the future.

Additionally, our business is exposed to risks associated with societal efforts to mitigate or respond to climate change, including but not limited to regulatory developments and changes in market demand. For example, some state and local governments have adopted, or considered adopting, restrictions on water use or GHG emissions. Separately, the SEC has proposed disclosure requirements that would require companies to disclose a range of climate-related information, which may require us to incur substantial monitoring and compliance costs. These and other risks may reduce demand for our properties or otherwise result in adverse impacts to our business, financial condition, and results of operations.

Increasing attention to, and evolving expectations for, environmental, social, and governance matters may increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG practices. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain offerings, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve the ESG profile of our company and/or offerings, such initiatives or achievement of such commitments may be costly and may not have the desired effect. For example, expectations around company's management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. While we commit to certain initiatives or goals, we may not ultimately be able to achieve them due to cost, technological, or other constraints. Additionally, certain disclosures or targets may be based on assumptions, estimates, hypothetical expectations, or third-party information, which are necessarily uncertain and may be prone to errors or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to various adverse consequences or investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies' ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or customers, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. This and other regulations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Uninsured and underinsured losses at our hotels could materially and adversely affect our revenues and profitability.

We intend to maintain or require our third-party management companies to maintain comprehensive insurance on each of our current hotels and any hotels that we acquire, including property, liability, cyber, fire, and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that coverage will be available at reasonable rates and/or acceptable terms. Various types of catastrophic losses, like windstorms, earthquakes, wildfires, droughts, and floods caused by climate change or otherwise, and losses from foreign and domestic terrorist activities and mass casualty events may not be insurable, subject to higher deductibles and/or low sub-limits, or may not be economically insurable. Even when insurable, these policies may have high deductibles and/or high premiums. Lenders may require such insurance at our sole cost. Our failure to obtain such insurance could constitute a default under loan agreements, and/or our lenders may force us to obtain such insurance at unfavorable rates, which could materially and adversely affect our profitability and revenues.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the hotel. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed hotel, which could materially and adversely affect our profitability.

In addition, insurance risks associated with potential acts of terrorism and catastrophic and mass casualty events could sharply increase the premiums we pay for coverage against property and casualty claims. With the enactment of the Terrorism Risk Insurance Program Reauthorization Act of 2007, U.S. insurers cannot exclude conventional, chemical, biological, nuclear and radiation terrorism losses. These insurers must make terrorism insurance available under their property and casualty insurance policies; however, this legislation does not regulate the pricing of such insurance. In many cases, mortgage lenders insist that commercial property owners purchase coverage against terrorism as a condition of providing mortgage loans. Such insurance policies may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our hotels. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses, which could materially and adversely affect our revenues and profitability as well as limit or slow our future growth.

Market disruptions may adversely impact many aspects of our operating results and operating condition.

During the global financial crisis that began in 2008, and following the onset of the COVID-19 pandemic in 2020, the domestic financial markets experienced unusual volatility, uncertainty and a tightening of liquidity in both the debt and equity capital markets. Credit spreads for major sources of capital widened significantly during the U.S. credit crisis as investors demanded a higher risk premium. Over the past twelve months, the Federal Reserve has raised interest rates to combat inflation which has negatively impacted the credit market as well as the capital markets. If there are continued periods of volatility and weakness in the capital and credit markets in the future, the availability of debt and equity financing could decline. Our business may be affected by market and economic challenges experienced by the U.S. or global economy or real estate industry as a whole or by the local economic conditions in the markets in which our hotels are located, including the dislocations in the credit markets and general global economic recession. For the following and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our investments. Specifically, these conditions may have the following consequences:

- credit spreads for major sources of capital may widen if stockholders demand higher risk premiums or interest rates could increase, due to inflationary expectations, resulting in an increased cost for debt financing;

- our ability to borrow on terms and conditions that we find acceptable may be limited, which could result in our hotels generating lower overall economic returns and a reduced level of cash flow from what was anticipated at the time we acquired the asset, which could potentially impact our ability to make distributions to our stockholders, service our indebtedness or pursue acquisition opportunities, among other things;

- the amount of capital that is available to finance hotels could diminish, which, in turn, could lead to a decline in hotel values generally, slow hotel transaction activity, and reduce the loan to value ratio upon which lenders are willing to lend;

- the value of certain of our hotels may decrease below the amounts we paid for them, which would limit our ability to dispose of hotels at attractive prices or to obtain debt financing secured by these hotels and could reduce our ability to finance our business;

- the value and liquidity of short-term investments, if any, could be reduced as a result of the dislocation of the markets for our short-term investments and increased volatility in market rates for these investments or other factors; and

- one or more counterparties to derivative financial instruments that we may enter into could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease our corporate headquarters located at 200 S. Orange Avenue, Suite 2700, Orlando, Florida 32801.

Hotel Properties

As of December 31, 2022, we owned a portfolio of 32 hotels and resorts across 14 states. We believe our portfolio of hotels is geographically diverse as our management team has implemented and executed a strategy of acquiring uniquely positioned luxury and upper upscale hotels and resorts primarily in the top 25 lodging markets and key leisure destinations in the United States.

Our Brand Affiliations

Our portfolio of hotels primarily operates under premium brands, with approximately 80.2% of our rooms operating under Marriott or Hyatt brands. The following table sets forth our brand affiliations as of December 31, 2022:

	Number of Hotels	Number of Rooms	Percentage of Total Rooms
Marriott			
Autograph Collection	4	471	5.0%
Marriott	3	1,449	15.2%
Renaissance	1	522	5.5%
The Ritz-Carlton	2	567	6.0%
W	1	346	3.6%
Westin	2	875	9.2%
Subtotal	**13**	**4,230**	**44.5%**
Hyatt			
Andaz	3	451	4.7%
Hyatt Centric	1	120	1.3%
Hyatt Regency	4	2,375	25.0%
Park Hyatt	1	327	3.4%
The Unbound Collection	1	119	1.3%
Subtotal	**10**	**3,392**	**35.7%**
Fairmont	**2**	**730**	**7.7%**
Kimpton	**4**	**637**	**6.7%**
Loews	**1**	**285**	**3.0%**
Hilton - Waldorf Astoria	**1**	**127**	**1.3%**
Total branded	**31**	**9,401**	**98.9%**
Independent	**1**	**107**	**1.1%**
Total portfolio	**32**	**9,508**	**100%**

Our Hotels

The following table provides a list of our portfolio as of December 31, 2022[1]:

Hotel	Rooms	Year Acquired/ Opened	State	Brand Affiliation	Hotel Management Company[2]	Chain Scale Segment[3]
Andaz Napa[4]	141	2013	CA	Hyatt	Hyatt	L
Andaz San Diego	159	2013	CA	Hyatt	Hyatt	L
Andaz Savannah	151	2013	GA	Hyatt	Hyatt	L
Bohemian Hotel Savannah Riverfront, Autograph Collection	75	2012	GA	Marriott	Kessler	UU
Fairmont Dallas	545	2011	TX	Fairmont	Accor	L
Fairmont Pittsburgh	185	2018	PA	Fairmont	Accor	L
Grand Bohemian Hotel Charleston, Autograph Collection	50	2015	SC	Marriott	Kessler	UU
Grand Bohemian Hotel Mountain Brook, Autograph Collection	99	2015	AL	Marriott	Kessler	UU
Grand Bohemian Hotel Orlando, Autograph Collection[4]	247	2012	FL	Marriott	Kessler	UU
Hyatt Centric Key West Resort & Spa	120	2013	FL	Hyatt	Hyatt	UU
Hyatt Regency Grand Cypress	779	2017	FL	Hyatt	Hyatt	UU
Hyatt Regency Portland at the Oregon Convention Center	600	2019	OR	Hyatt	Hyatt	UU
Hyatt Regency Santa Clara[5]	505	2013	CA	Hyatt	Hyatt	UU
Hyatt Regency Scottsdale Resort & Spa at Gainey Ranch	491	2017	AZ	Hyatt	Hyatt	UU
Kimpton Canary Hotel Santa Barbara	97	2015	CA	Kimpton	Kimpton	UU
Kimpton Hotel Monaco Salt Lake City	225	2013	UT	Kimpton	Kimpton	UU
Kimpton Hotel Palomar Philadelphia	230	2015	PA	Kimpton	Kimpton	UU
Kimpton RiverPlace Hotel	85	2015	OR	Kimpton	Kimpton	UU
Loews New Orleans Hotel	285	2013	LA	Loews	Loews	L
Lorien Hotel & Spa	107	2013	VA	Independent	Davidson	I
Marriott Dallas Downtown	416	2010	TX	Marriott	Marriott	UU
Marriott San Francisco Airport Waterfront[4]	688	2012	CA	Marriott	Marriott	UU
Marriott Woodlands Waterway Hotel & Convention Center[5]	345	2007	TX	Marriott	Marriott	UU
Park Hyatt Aviara Resort, Golf Club & Spa	327	2018	CA	Hyatt	Hyatt	L
Renaissance Atlanta Waverly Hotel & Convention Center[4]	522	2012	GA	Marriott	Renaissance	UU
The Ritz-Carlton, Denver	202	2018	CO	Marriott	Marriott	L
The Ritz-Carlton, Pentagon City[5]	365	2017	VA	Marriott	Marriott	L
Royal Palms Resort & Spa, The Unbound Collection by Hyatt	119	2017	AZ	Hyatt	Hyatt	L
W Nashville	346	2022	TN	Marriott	Marriott	L
Waldorf Astoria Atlanta Buckhead	127	2018	GA	Hilton	Waldorf Astoria	L
Westin Galleria Houston	469	2013	TX	Marriott	Westin	UU
Westin Oaks Houston at the Galleria	406	2013	TX	Marriott	Westin	UU

(1) Includes only the hotels in our portfolio as of December 31, 2022.

(2) "Accor" refers to Accor Management U.S. Inc.; "Hyatt" refers to Hyatt Corporation; "Kessler" refers to Kessler Collection Management, LLC; "Kimpton" refers to Kimpton Hotel & Restaurant Group, LLC; "Loews" refers to Loews New Orleans Hotel Corp.; "Marriott" refers to Marriott Hotel Services, Inc.; "Renaissance" refers to Renaissance Hotel Operating Company; "Waldorf Astoria" refers to Waldorf Astoria Management, LLC; and "Westin" refers to Westin Operator, LLC.

(3) "L" refers to Luxury, "UU" refers to Upper Upscale and "I" refers to Independent as defined by STR.

(4) These properties are subject to mortgage debt as of December 31, 2022.

(5) These hotels are subject to a ground lease that covers all or part of the land underlying the hotel. See "Part I-Item 2. Properties - Our Principal Agreements- Ground Leases" for more information.

Our Principal Agreements

Hotel Management and Franchise Agreements

In order to maintain our qualification as a REIT, we cannot directly or indirectly operate any of our hotels. We lease each of our 32 hotels to TRS lessees, which in turn engage property managers to manage our hotels. Each of our hotels is operated pursuant to a management agreement with an independent third-party hotel management company. Approximately 5% of our portfolio (by room count as of December 31, 2022), which we refer to as "franchised hotels", are also operated under distinct franchise agreements. Approximately 94% of our portfolio (by room count as of December 31, 2022) are operated pursuant to a management agreement, which we refer to as "brand-managed hotels."

Below is a general overview of the management and franchise agreements for our hotels, summarizing the principal terms found in each type of agreement.

Management Agreements for Brand-Managed Hotels

Pursuant to our management agreements for brand-managed hotels, the third-party management company controls the day-to-day operation of each hotel, and we are granted limited approval rights with respect to certain of the management company's actions, including entering into long-term or high value contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and approving the hiring of certain management personnel.

We are provided with a variety of services and benefits, including the right to use the name, marks and systems of operations of a brand affiliated with the management company, as well as centralized reservation systems, national advertising, marketing programs and publicity designed to increase brand awareness, training of personnel and payroll and accounting services.

Of our brand-managed hotels, approximately 42% of our brand-managed hotels (by room count as of December 31, 2022) are managed by Marriott and its affiliates, approximately 38% are managed by Hyatt and the remainder are managed by management companies affiliated with a variety of other brands.

Term

The majority of our management agreements for brand-managed hotels contain an initial term of between 10 to 30 years, and have an average remaining term of approximately 13 years, assuming no renewal options are exercised by the management company. These agreements generally allow for one or more renewal periods at the option of the management company. The average remaining term of our management agreements assuming the exercise of all renewal options is approximately 27 years.

Fees

Our management agreements for brand-managed hotels typically contain a two-tiered fee structure, wherein the management company receives a base management fee and, if certain financial thresholds are met or exceeded, an incentive management fee, each calculated on a per hotel basis. The base management fee is typically 3.0% of gross hotel revenues or receipts, but ranges from approximately 2.0% to 4.0%, the highest of which also include fees for additional non-management services. The incentive management fees range from 8% to 30% of net operating income (or other similar metrics, such as gross operating profit, as defined in the management agreement) remaining after deducting a priority return typically equal to 8.5% to 11% of total capital investment in the hotel. We also pay certain accounting services fees to the management companies in a majority of the agreements. Our management agreements for brand-managed hotels also typically require the maintenance of furniture, fixtures and equipment replacement reserves ("FF&E reserves) generally ranging between 3% and 5% of hotel revenues to be used for capital expenditures to maintain the quality of the hotels.

Termination Events

Performance Termination

Most of the management agreements for our brand-managed hotels align our interests with those of the management company by providing us with a right to terminate the agreement if the management company fails to achieve certain criteria relating to the performance of the hotel. We generally may have the opportunity to elect to terminate an agreement due to performance if, during any two consecutive year period, (i) the hotel fails to achieve a specified amount of operating profit, and (ii) certain operating metrics of the hotel, as compared to a competitive set of hotels in the relevant local market as agreed between the parties, fail to exceed a specified threshold as set forth in the applicable management agreement. In substantially all of the management agreements for brand-managed hotels, the management company has a right to avoid a performance termination by paying an amount equal to the amount by which the operating profit for the two-year period was less than the performance termination threshold, as set forth in the applicable management agreement. In some cases, our right to terminate a management agreement based on performance is subject to certain exceptions related to force majeure events and/or disruption due to large scale renovations.

Early Termination and Liquidated Damages

Subject to certain qualifications, notice requirements and applicable cure periods, the management agreements for our brand-managed hotels are generally terminable by either party upon a material casualty or condemnation of the hotel or the occurrence of certain customary events of default, including, among others: the bankruptcy or insolvency of either party; the failure of either party to make a payment when due, and failure to cure such non-payment after due notice; or breach by either party of covenants or obligations under the management agreement.

The management company typically has the right to terminate the management agreement in certain situations, including the occurrence of certain actions with respect to a mortgage or our interference with the management company's ability to operate the hotel by failing to approve required capital improvements or expenditures, or by failing to complete or commence required repairs after damage or destruction to the hotel. Most of our management agreements do not require payment of liquidated damages in the event of an early termination; however, our Marriott brand-managed hotels require us to establish a reserve fund out of gross revenues to be used in the event of a termination. The fund is to be used to reimburse the management company for all costs and expenses incurred by the management company that relate to (i) the operation of the hotel prior to termination but that accrue after termination, (ii) the management company terminating its employees and/or (iii) the payment of any pending or contingent claims, depending on the agreement.

<u>Sale of a Hotel</u>

The management agreements for our brand-managed hotels generally provide that we cannot sell a hotel to a person who: (i) does not have sufficient financial resources, (ii) is of bad moral character, (iii) is a competitor to the brand, or (iv) is a specially designated national or blocked person, as set forth in the applicable management agreement. Under most agreements, we will default if we proceed with a sale without the management company's consent and the assignment of the hotel's management agreement. Some of the agreements provide that our sale or transfer of the hotel to an affiliate does not require us to obtain the consent of the management company.

Management Agreements for Franchised Hotels

Our franchised hotels are managed by third-party management companies. As in our management agreements for brand-managed hotels, the management company controls the day-to-day operations of each hotel, and we are granted limited approval rights with respect to certain of the management company's actions, including entering into long-term or high value contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and the hiring of certain management personnel.

<u>Term</u>

The management agreements for our franchised hotels generally contain initial terms between 15 and 20 years with an average remaining initial term of approximately seven years. None of these agreements contemplate a renewal or extension of the initial term or can be extended without our consent.

<u>Fees</u>

Generally, the management agreements for franchised hotels contain a two-tiered fee structure in which the management company receives a base management fee and, if certain financial thresholds are met or exceeded, an incentive management fee, each calculated on a per hotel basis. The base management fees range from 2.0% to 3.0% of gross hotel revenue. The incentive management fees are generally 30% of net operating income (or other similar metrics, as defined in the management agreement) remaining after deducting a priority return typically equal to 9.25% of total capital investment in the hotel. We also pay certain accounting services fees to the management companies under a majority of the agreements. Our management agreements for franchised hotels also typically require FF&E reserves generally ranging between 4% and 5% of hotel revenues to be used for capital expenditures to maintain the quality of the hotels.

<u>Termination Events</u>

Performance Termination

As with our management agreements for brand-managed hotels, most of the management agreements for franchised hotels provide us with a right to terminate the agreement if the management company fails to achieve certain criteria relating to the performance of the hotel. Generally, we may have the opportunity to initiate a performance termination if, during any two consecutive year period, (i) the hotel fails to achieve a specified amount of operating profit, and/or (ii) certain operating metrics of the hotel, as compared to a competitive set of hotels in the relevant local market as agreed between the parties, fail to exceed a specified threshold as set forth in the applicable management agreement. In some of the management agreements for franchised hotels, the management company has a right, which can usually be exercised no more than once per hotel, to avoid a performance termination by paying an amount specified in the applicable management agreement. In some cases, our right to terminate a management agreement for a franchised hotel based on performance is subject to certain exceptions related to force majeure events and/or disruption due to large scale renovations.

Early Termination and Liquidated Damages

Subject to certain qualifications, notice requirements and applicable cure periods, the management agreements for franchised hotels are generally terminable by either party upon a material casualty or condemnation of the hotel or the occurrence of certain customary events of default, including, among others: the bankruptcy or insolvency of either party; a breach by either party of covenants or obligations under the management agreement, including a failure by us to provide required operating funds or our failure to make a payment when due and failure to cure such non-payment after due notice; a default by either party under the corresponding franchise agreement; a failure of either party to maintain a license for the sale of alcoholic beverages; and a failure by either party to maintain insurance policies required under the management agreement.

In the event that a management company elects to terminate a management agreement due to certain events of default by us, the management company generally may recover a termination fee, as liquidated damages, as set forth in the applicable management agreement. Several of the management agreements for franchised hotels grant us a right to terminate without cause upon notice to the management company. In some instances, such termination requires the payment of a termination fee.

Sale of a Hotel

In order to sell a hotel, the management agreements for franchised hotels require us to terminate the management agreement and pay a fee to the management company. However, in some cases, we may avoid such fees if the new owner is either assigned the agreement or enters into a new agreement with the management company.

Franchise Agreements

Our franchised hotels operate under franchise agreements with Marriott. Pursuant to our franchise agreements, we are granted rights to use the franchisor's name, marks and systems in the operation of our hotels. Franchisors also provide us with a variety of services and benefits, including centralized reservation systems, national advertising, marketing programs and publicity designed to increase brand awareness, training of personnel and maintenance of operational quality at hotels across the brand system. In return, our TRS lessees, as the franchisees, are required to operate franchised hotels consistent with the applicable brand standards. The franchise agreements generally specify management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which our TRS lessees must comply, and ensure consistency across the brand by outlining standards for guest services, products, signage and furniture, fixtures and equipment, among other things. To ensure our compliance, the franchise agreements specify that we must make the hotel available for quality inspections by the franchisor. We are also required to participate in the applicable loyalty rewards program for each brand.

Term

Our franchise agreements contain initial terms of 20 years, with an average remaining initial term of approximately ten years. None of our franchise agreements contemplate any renewals or extensions of the initial term.

Fees

Our franchise agreements require that we pay a royalty fee ranging between 3% and 5.0% of the rooms revenue of the applicable hotel and, in some cases, an additional marketing, reservation or other program fee of 1.5% of the gross rooms revenue as well as other fees. In addition, the franchisor has the right to require that we renovate guest rooms and public facilities from time to time to comply with then-current brand standards. Under certain franchise agreements, such expenditures are mandated at set periods, with at least some level of expenditure required every five to six years. Many franchise agreements also require the maintenance of FF&E reserves of 4% of hotel revenues to be used for capital expenditures to maintain the quality of the hotels.

Termination Events

Our franchise agreements provide for termination at the applicable franchisor's option upon the occurrence of certain events, including, among others: the failure to maintain brand standards; the failure to pay royalties and fees or to perform other obligations under the franchise license; bankruptcy; and abandonment of the franchise or a change of control. In the event of such termination, we are required to pay liquidated damages.

Guarantee and Franchisor Rights

The TRS lessee that is the franchisee is responsible for making all payments to the franchisor under the applicable franchise agreement; however, Xenia Hotels & Resorts, Inc., XHR LP and/or the corresponding property-owning subsidiary generally guarantee the TRS lessee's obligations under the franchise agreements. In addition, some of the franchise agreements require that we provide the franchisor with a right of first refusal in the event of certain sales or transfers of a hotel and almost all of our agreements provide the franchisor the right to approve any change in the hotel's management company.

TRS Leases

In order for us to maintain our qualification as a REIT, neither our company nor any of our subsidiaries, including the Operating Partnership, may directly or indirectly operate our hotels. Subsidiaries of our Operating Partnership, as lessors, lease our hotels to our TRS lessees, which, in turn, are parties to the existing management agreements with third-party hotel management companies for each our hotels.

Ground Leases

The following table summarizes the remaining primary term, renewal rights, purchase rights and monthly base rent as of December 31, 2022 associated with land underlying our hotels and meeting facilities that we lease from third-parties:

Property	Current Lease Term Expiration	Renewal Rights / Purchase Rights	Current Monthly Minimum or Base Rent[1]	Base Rent Increases at Renewal	Lease Type
Ground Lease: Entire Property					
Hyatt Regency Santa Clara	April 30, 2035	4 x 10 years, 1 x 9 years[2]	$62,013	No increase unless lessee exercises its option to expand at which time base rent will be increased by $800 for each additional hotel room in excess of 500	Triple Net
The Ritz-Carlton, Pentagon City	May 7, 2040	2 x 25 years	$53,375	Fair market rent adjustment at commencement of lease renewal	Triple Net
Ground Lease: Partial Property					
Convention Center at Marriott Woodlands Waterway Hotel & Convention Center	June 30, 2100	No renewal rights	$11,927[3]	Not applicable	Triple Net

(1) In addition to minimum rent, the Company may owe percentage rent. In particular, Hyatt Regency Santa Clara incurs percentage rent based on a percentage of rooms revenue and ballroom receipts, which exceeded the minimum base rent for the years ended December 31, 2022 and 2021. The Ritz-Carlton, Pentagon City incurs the greater of (i) minimum base rent or (ii) five percent (5%) of rooms revenues and, for the years ended December 31, 2022 and 2021, percentage rent exceeded minimum base rent.

(2) The Company has a right of first refusal to purchase all or a portion of certain areas covered by the two separate leases.

(3) The base rent for each year is adjusted based on a calculation tied to the Consumer Price Index. The monthly minimum or base rent in this chart is for the period from January 1, 2022 through December 31, 2022.

Item 3. Legal Proceedings

We are involved in various claims and lawsuits arising in the normal course of business, including proceedings involving tort and other general liability claims, workers' compensation and other employee claims and claims related to our ownership of certain hotel properties. Most occurrences involving liability, claims of negligence and employees are covered by insurance with solvent insurance carriers. We recognize a liability when we believe the loss is probable and reasonably estimable. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material effect on our consolidated financial position, results of operations or liquidity.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock, par value $0.01 per share, has been listed and traded on the New York Stock Exchange ("NYSE") under the symbol "XHR" since February 4, 2015.

Shareholder Information

As of February 28, 2023, there were 11,117 holders of record of our outstanding common stock. This stockholder figure does not include a substantially greater number of "street name" holders, or beneficial holders, of our common stock whose shares are held by banks, brokers and other financial institutions. Also as of February 28, 2023, there were 14 holders (other than our Company) of our Operating Partnership Units comprising certain of our executive officers and current or former members of our Board of Directors, which includes, with respect to such executive officers, unvested long-term incentive plan partnership units ("LTIP Units"). LTIP Units may or may not vest based on the passage of time and meeting certain market-based performance objectives. Of the 3,427,285 LTIP Units outstanding at December 31, 2022, 1,706,656 units had vested and were eligible for redemption. Subject to certain restrictions, our Operating Partnership Units are redeemable for cash or, at our election, for our common shares.

In order to comply with certain requirements related to our qualification as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of shares of our stock that a person may own. Our charter provides that no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock.

Dividends

Over the long-term we anticipate making regular quarterly distributions to stockholders. To maintain our qualification as a REIT, we must distribute to our stockholders an amount at least equal to:

i. 90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain (which does not necessarily equal net income as calculated in accordance with Generally Accepted Accounting Principles ("GAAP")); plus

ii. 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

iii. any excess non-cash income (as determined under the Code).

Distributions made by us will be authorized and determined by our Board of Directors, in its sole discretion, out of legally available funds, and will be dependent upon a number of factors, including our actual and projected results of operations, financial condition, cash flows and liquidity, our qualification as a REIT and other tax considerations, capital expenditures, and other obligations, debt covenants, contractual prohibitions or other limitations under applicable law and other such matters our Board of Directors may deem relevant from time to time. We cannot assure you that our distribution policy will remain the same in the future, or that any estimated distributions will be made or sustained.

Our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. Distributions will be made in cash to the extent cash is available for distribution. We may not be able to generate sufficient cash flows to pay distributions to our stockholders. To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any shortfall, including borrowing under our revolving credit facility, selling certain of our assets or using a portion of the net proceeds we receive from future offerings of equity, equity-related or debt securities or declaring taxable common stock dividends.

The method used by common stockholders to receive distributions may affect the timing of the distributions. The Company treats all stockholders as constructively receiving distributions on the distribution date, regardless of the distribution method chosen by the stockholder. To change the method used to receive distributions a stockholder may contact the Company or its transfer agent, Computershare, to obtain a Xenia Change of Distribution Election form. Contact information can be found on the "Investor Relations" page of our website under "Investor Information".

In addition, our charter allows us to issue preferred stock that could have a preference over our common stock as to distributions and our Board of Directors could change our distribution policy in the future.

Common Stock

The Company paid the following dividend on common stock during the year ended December 31, 2022 [1]:

Dividend per Share/Unit	For the Quarter Ended	Record Date	Payable Date
$0.10	September 30, 2022	September 30, 2022	October 14, 2022
$0.10	December 31, 2022	December 31, 2022	January 13, 2023

(1) For income tax purposes, dividends paid per share on our common stock in 2022 were 100% taxable as ordinary income.

The Company had suspended its quarterly dividend in order to preserve liquidity and did not declare any dividends during the year ended December 31, 2021.

Share Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or Exchange Act, except that which we specifically incorporate by reference into such filing.

The following graph provides a comparison of the cumulative total return on our common shares from December 31, 2017 to the NYSE closing price per share on December 31, 2022, with the cumulative total return on the Dow Jones U.S. Hotel and Lodging REIT Index ("DJUSHL REIT Index"), the Russell 2000 Index (the "Russell 2000 Index") and the FTSE National Association of Real Estate Investment Trusts Equity REITs Index (the "FTSE NAREIT Equity Index") for the same period. Total return values were calculated assuming a $100 investment on December 31, 2017 with reinvestment of all dividends in (i) our common shares, (ii) the DJUSHL REIT Index, (iii) the Russell 2000 Index and (iv) the FTSE NAREIT Equity Index. The total return values do not include any dividends declared, but not paid, during the period.



The actual returns shown on the graph above are as follows:

Name	Value of Investment at December 31,					
	2017	2018	2019	2020	2021	2022
Xenia Hotels & Resorts, Inc.	$ 100.00	$ 83.73	$ 111.00	$ 81.41	$ 97.00	$ 71.06
DJUSHL REIT Index	100.00	83.21	91.28	60.95	72.44	67.72
Russell 2000 Index	100.00	87.82	108.66	128.61	146.23	114.70
FTSE NAREIT Equity Index	100.00	91.28	110.51	97.78	135.89	99.17

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

Our Board of Directors has authorized a stock repurchase program pursuant to which we are authorized to repurchase up to $275 million of our outstanding common stock, par value $0.01 per share, in the open market, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans (the "Repurchase Program"). Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The Repurchase Program does not have an expiration date. This Repurchase Program may be suspended or discontinued at any time and does not obligate the Company to acquire any particular amount of shares.

During the year ended December 31, 2022, 1,912,794 shares were repurchased under the Repurchase Program, at a weighted-average price of $14.74 per share for an aggregate purchase price of $28.2 million. No shares were purchased as part of the Repurchase Program during the year ended December 31, 2021. During the year ended December 31, 2020, 165,516 shares were repurchased under the Repurchase Program, at a weighted-average price of $13.68 per share for an aggregate purchase price of $2.3 million. As of December 31, 2022, the Company had approximately $166.5 million remaining under its share repurchase authorization.

The following table sets forth information regarding the Company's repurchases of shares of its common stock pursuant to its Repurchase Program during the quarter ended December 31, 2022:

Period	Total Number of Shares Purchased	Weighted-Average Price Paid Per Share	Total Numbers of Shares Purchased as Part of Publicly Announced Plans	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Program (in thousands)
October 1 to October 31, 2022	415,434	$ 15.18	415,434	$ 86,473
November 1 to November 30, 2022	1,038,390	$ 14.50	1,038,390	$ 171,412
December 1 to December 31, 2022	337,992	$ 14.66	337,992	$ 166,457
Total	1,791,816	$ 14.69	1,791,816	

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included herein this Annual Report. This discussion contains forward-looking statements about our business. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in "Special Note Regarding Forward-Looking Statements" and "Part I-Item 1A. Risk Factors" contained in this Annual Report and in our other reports that we file from time to time with the SEC.

Overview

Xenia is a self-advised and self-administered REIT that invests primarily in uniquely positioned luxury and upper upscale hotels and resorts with a focus on the top 25 lodging markets as well as key leisure destinations in the United States ("U.S."). As of December 31, 2022, we owned 32 hotels and resorts, comprising 9,508 rooms across 14 states. Our hotels are primarily operated and/or licensed by industry leaders such as Marriott, Hyatt, Fairmont, Kimpton, Loews, Hilton and The Kessler Collection.

We plan to grow our business through a differentiated acquisition strategy, aggressive asset management and capital investment in our properties. We primarily target markets and sub-markets with particular positive characteristics, such as multiple demand generators, favorable supply and demand dynamics and attractive projected hotel revenue growth. We believe our focus on a broader range of markets allows us to evaluate a greater number of acquisition opportunities and thereby be highly selective in our pursuit of only those opportunities that best fit our investment criteria. We own and pursue hotels and resorts in the luxury and upper upscale hotel segments that are affiliated with premium leading brands, as we believe that these segments yield attractive risk-adjusted returns. Within these segments, we focus on hotels and resorts that will provide guests with a distinctive lodging experience and that are tailored to reflect local market environments.

We also seek properties that exhibit an opportunity for us to enhance operating performance through aggressive asset management and targeted capital investment. While we do not operate our hotel properties, our asset management team and our executive management team monitor and work with our hotel managers by conducting regular revenue, sales, and financial performance reviews and also perform in-depth on-site reviews focused on ongoing operating margin improvement initiatives. We interact frequently with our management companies and on-site management personnel, including conducting regular meetings with key executives of our management companies and brands. Through these efforts, we seek to enhance the guest experience, improve property efficiencies, lower costs, maximize revenues, and grow property operating margins which we expect will increase long-term returns to our stockholders.

Ongoing Recovery from COVID-19

Our hotel portfolio experienced a broad-based recovery from COVID-19 during 2022 with a continuation of strong leisure bookings and an acceleration of business transient and group demand. As the recovery continues, we expect that the pace will vary from market to market and may be uneven in nature.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership and XHR Holding. The Company's subsidiaries generally consist of limited liability companies, limited partnerships and the TRS. The effects of all inter-company transactions have been eliminated. Corporate costs directly associated with our executive offices, personnel and other administrative costs are reflected as general and administrative expenses on the consolidated statements of operations and comprehensive (loss) income.

Market Outlook

The U.S. lodging industry has historically exhibited a strong correlation to U.S. GDP, which increased at an annual rate of approximately 2.1% during 2022, according to the U.S. Department of Commerce, in comparison to an increase of approximately 5.9% during 2021. The increase in GDP during the year ended December 31, 2022 reflected increases in consumer spending, exports, private inventory investment and nonresidential government spending which were partially offset by decreases in residential fixed investment and increases in imports. During the fourth quarter of 2022, GDP increased at an annual rate of 2.9%, representing an increase from the annual rate of 3.2% in the third quarter of 2022. The increase during the fourth quarter of 2022 reflected increases in private inventory investment, consumer spending, federal government spending, state and local government spending, and nonresidential fixed investment, as well as decreases in imports that were partially offset by decreases in residential fixed investment and exports. In addition, the unemployment rate remained flat at 3.5% in December 2022 compared to September 2022 and fell from 3.6% in June 2022.

The U.S. lodging industry has been more acutely impacted by the COVID-19 pandemic than the overall U.S. economy and other industries and has not experienced the same level of recovery as the general U.S. economy which is largely due to the persistence of new variants of COVID-19 and sentiment towards business and leisure travel as a result of the pandemic.

Additionally, we expect it will take longer for the lodging industry to return to pre-pandemic levels than it will for the broader economy and many other industries. Further, we continue to monitor and evaluate the challenges associated with the evolving workforce landscape, particularly related to industry-wide labor shortages and expected increases in wages as well as ongoing supply chain issues which may impact the hotels' ability to source operating supplies and other materials.

Demand increased 11.0% and new hotel supply increased by 1.9% during the year ended December 31, 2022 compared to 2021. The increase in demand led to an increase in industry RevPAR of 29.8% for the year ended December 31, 2022 compared to 2021, which was driven by an increase in occupancy of 8.9% coupled with a 19.1% increase in ADR. All U.S. data for the year ended December 31, 2022 are per industry reports.

Significant Events

The following significant events occurred during the year ended December 31, 2022:

- In January 2022, the Company completed the disposition of the 191-room Kimpton Hotel Monaco Chicago in Chicago, Illinois for a sale price of $36.0 million. The sale did not result in a gain or loss after previously recording an impairment of $15.7 million during the year ended December 31, 2021.

- In January 2022, the Company paid off the $65.0 million mortgage loan collateralized by The Ritz-Carlton, Pentagon City.

- In March 2022, the Company acquired a fee-simple interest in the 346-room W Nashville located in Nashville, Tennessee for a purchase price of $328.5 million including acquisition costs and a $1.3 million credit related to an unfinished portion of the hotel provided by seller at closing. The acquisition of W Nashville was funded with cash on hand.

- In October 2022, the Company completed the disposition of the 115-room Bohemian Hotel Celebration, Autograph Collection, in Celebration, Florida for a sale price of approximately $27.8 million. The Company recognized a gain on sale of approximately $12.5 million.

- In December 2022, the Company completed the disposition of the 189-room Kimpton Hotel Monaco Denver, in Denver, Colorado for a sale price of approximately $69.8 million. The Company recognized a gain on sale of approximately $14.7 million.

- During the third and fourth quarter of 2022, 1,912,794 shares were repurchased at a weighted-average price of $14.74 per share for an aggregate purchase price of $28.2 million.

- During the year ended December 31, 2022, the Company recognized $1.5 million in business interruption insurance proceeds for a portion of lost income at Loews New Orleans Hotel due to the impact of Hurricane Ida in August 2021 as well as $1.0 million in proceeds for lost income for certain properties in Texas due to the impact of the Texas winter storms in February 2021. In addition, the Company recorded $3.6 million of insurance proceeds in excess of recognized losses related to damage sustained at Loews New Orleans Hotel during Hurricane Ida in August 2021.

- In addition to changes in our portfolio composition during 2022, we invested approximately $70.4 million in portfolio improvements, which we believe will drive positive performance at these properties in the future.

Our Customers

We generate a significant portion of our revenue from the following broad customer groups: transient business, group business and contract business. Transient business broadly represents individual business or leisure travelers. Historically, business travelers have made up the majority of transient demand at our hotels. Therefore, we will be more affected by trends in business travel than trends in leisure demand. Group business represents clusters of guestrooms booked together, usually with a minimum of 10 rooms. Contract business refers to blocks of rooms sold to a specific company for an extended period of time at significantly discounted rates. Airline crews have historically been typical generators of contract demand at some of our hotels. Additionally, contract rates may be utilized by hotels that are located in markets that are experiencing consistently lower levels of demand.

Our Revenues and Expenses

Revenues

Our revenues are derived from hotel operations and are composed of the following sources:

- Rooms revenues - Represents the sale of rooms at our hotel properties and accounts for a substantial majority of our total revenue. Occupancy and ADR are the major drivers of rooms revenues. The business mix and distribution channel mix of the hotels are significant determinants of ADR.

- Food and beverage revenues - Occupancy and the type of customer staying at the hotel are the major drivers of food and beverage revenue (i.e., group business typically generates more food and beverage business through catering functions when compared to transient business, which may or may not utilize the hotel's food and beverage outlets).

- Other revenues - Represents ancillary revenue such as parking, resort or destination amenity fees, golf, spa services and other guest services and tenant leases. Occupancy and the nature of amenities at the property are the main drivers of other revenue.

Expenses

Our operating expenses consist of costs to provide hotel services and corporate-level expenses. The following are components of our expenses:

- Rooms expenses - These costs include housekeeping wages, payroll taxes, room supplies, laundry services and front desk costs. Similar to rooms revenues, occupancy is the major driver of rooms expense and as a result, rooms expense has a significant correlation to rooms revenues. These costs as a percentage of revenue can increase based on increases in salaries, wages and benefits, as well as on the level of service and amenities that are provided. Rooms expenses also includes costs for severance and furloughed employee benefits.

- Food and beverage expenses - These expenses primarily include food, beverage and associated labor costs. Occupancy and the type of customer staying at the hotel are major drivers of food and beverage expense (i.e., catered functions generally are more profitable than on-property food and beverage outlet sales), which correlates closely with food and beverage revenue. Food and beverage expenses also includes costs for severance and furloughed employee benefits.

- Other direct expenses - These expenses primarily include labor (including severance and furloughed employee benefits) and other costs associated with other revenues, such as parking and other guest services.

- Other indirect expenses - These expenses primarily include hotel costs associated with general and administrative, state sales and excise taxes, sales and marketing, information technology and telecommunications, repairs and maintenance and utility costs.

- Management and franchise fees - Base management fees are computed as a percentage of gross revenue. Management fees also include incentive management fees, which are typically a percentage of net operating income (or similar measurements of hotel profitability) above an annual threshold. Franchise fees are computed as a percentage of rooms revenues. See "Part I-Item 2. Properties - Our Principal Agreements" for a summary of key terms related to our management and franchise agreements.

- Depreciation and amortization expense - These are non-cash expenses that primarily consist of depreciation of fixed assets such as buildings, furniture, fixtures and equipment at our hotels, as well as certain corporate assets. Amortization expense primarily consists of amortization of acquired advance bookings and acquired leases, which are amortized over the life of the related term or lease.

- Real estate taxes, personal property taxes and insurance - These expenses primarily include real estate tax and personal property tax payments due in the respective jurisdictions where our hotels are located, partially offset by refunds from prior year real estate tax appeals, and payments due under insurance policies for our hotel portfolio.

- Ground lease expense - This expense represents the rent associated with land underlying our hotels and/or meeting facilities that we lease from third-parties. It also includes the non-cash ground rent determined as part of the initial purchase price allocation at acquisition.

- General and administrative expenses - These expenses primarily consist of compensation expense for our corporate staff and personnel supporting our business (including severance and non-cash stock compensation expense), office administrative and related expenses, legal and professional fees, and other corporate costs.

- Gain on business interruption insurance - These gains consists of insurance settlements for lost income that was covered per the terms of our respective insurance policies, which was in excess of insurance deductibles.

- Other operating expenses - These expenses typically consist of legal fees, other professional fees, franchise taxes, pre-opening costs, other direct costs associated with our pursuit and acquisitions of hotel investments which are not ultimately consummated and hotel management transition efforts. As a result, these costs will vary depending on the timing, volume and nature of acquisition activity.

- Impairment and other losses - Our real estate, intangible assets, goodwill and other long-lived assets are generally held for the long-term. We evaluate these assets for impairment as discussed in "Critical Accounting Policies and

Estimates." These evaluations have resulted in impairment losses for certain of these assets, including goodwill, based on the specific facts and circumstances surrounding these assets, and our estimates of the fair value of these assets, including goodwill. Based on economic conditions or other factors applicable to a specific property, we may be required to take additional impairment losses to reflect further declines in our asset and/or investment values. Additionally, from time to time we may record other losses related to property damage resulting from natural disasters and/or other disaster remediation costs.

Most categories of variable operating expenses, including labor costs such as housekeeping, fluctuate with changes in occupancy. Increases in occupancy are accompanied by increases in most categories of variable operating expenses, while increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as management fees and franchise fees, which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins than changes in occupancy.

Factors that May Affect Results of Operations

The principal factors affecting our operating results include overall demand for hotel rooms compared to the supply of available hotel rooms, economic conditions, and the ability of our third-party management companies to increase or maintain revenues while controlling expenses.

- Demand and economic conditions - Consumer demand for lodging, especially business travel, is closely linked to the performance of the overall economy and is sensitive to business and personal discretionary spending levels. Declines in consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, restrictions on travel, lower consumer confidence and adverse political conditions can lower the revenues and profitability of our hotel operations. Additionally, consumers may seek lower-cost alternatives when economic conditions are challenging. As a result, changes in consumer demand and general business cycles can subject and have subjected our revenues to significant volatility. See "Part I-Item 1A. Risk Factors - Risks Related To The Hotel Industry."

- Supply - New hotel room supply is an important factor that can affect the lodging industry's performance. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. The addition of new competitive hotels affects the ability of existing hotels to drive growth in RevPAR, and thus profits. New development is driven largely by construction costs, the availability of financing and expected performance of existing hotels.

- Third-party hotel managers - We depend on the performance of third-party hotel management companies that manage the operations of each of our hotels under long-term agreements. Our operating results could be materially and adversely affected if any of our third-party managers fail to provide quality services and amenities, or otherwise fail to manage our hotels in our best interest. We believe we have good relationships with our third-party managers and are committed to the continued growth and development of these relationships.

- Fixed nature of expenses - Many of the expenses associated with operating our hotels are relatively fixed. These expenses include certain personnel costs, rent, property taxes, insurance and utilities, as well as sales and marketing expenses. If we are unable to decrease these costs significantly or rapidly when demand for our hotels decreases, the resulting decline in our revenues can have an adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth.

- Seasonality - The lodging industry is seasonal in nature, which can be expected to cause fluctuations in our hotel rooms revenues, occupancy levels, room rates, operating expenses and cash flows. The periods during which our hotels experience higher or lower levels of demand vary from property to property and depend upon location, type of property and competitive mix within the specific location. The impact of the COVID-19 pandemic and subsequent recovery has and may continue to disrupt our historical seasonal patterns.

- Competition - The lodging industry is highly competitive. Our hotels compete with other hotels and alternative accommodations for guests in each of their markets based on a number of factors, including, among others, room rates, quality of accommodations, service levels and amenities, location, brand affiliation, reputation, and reservation systems. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels. We believe that hotels, such as those in our portfolio, will enjoy the competitive advantages associated with operating under nationally recognized brands.

Key Indicators of Operating Performance

We measure hotel results of operations and the operating performance of our business by evaluating financial and non-financial metrics such as RevPAR; ADR; occupancy; EBITDA, EBITDAre and Adjusted EBITDAre; FFO and Adjusted

FFO. We evaluate individual hotel and company-wide performance with comparisons to budgets, prior periods and competing properties. ADR, occupancy and RevPAR may be impacted by macroeconomic factors as well as regional and local economies and events. See "Non-GAAP Financial Measures" for further discussion of the Company's use, definitions and limitations of EBITDA, EBITDAre, Adjusted EBITDAre, FFO and Adjusted FFO.

Critical Accounting Policies and Estimates

General

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the following policies critical because they require the most difficult, subjective and complex judgments and include estimates about matters that are inherently uncertain, involve various assumptions, require management judgment, and because they are important for understanding and evaluating our reported financial results. As a result, these accounting policies could materially affect our financial position, results of operations and related disclosures. We evaluate our estimates, assumptions and judgments on an ongoing basis, based on information that is then available to us, our historical experiences and various matters that we believe are reasonable and appropriate for consideration under the circumstances. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material impact on financial position or results of operations. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements in "Part IV. Exhibits and Financial Statements Schedules." The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates.

Investment in Hotel Properties

Investments in hotel properties, including land and land improvements, building and building improvements, furniture, fixtures and equipment, and identifiable intangible assets and liabilities, will generally be accounted for as asset acquisitions. The determination of whether or not an acquisition qualifies as an asset acquisition or business combination is an area that requires management's use of judgment in evaluating the criteria of the screen test.

Acquired assets are recorded at their relative fair value based on total accumulated costs of the acquisition, which includes direct acquisition-related costs. Identifiable assets include land, land improvements, building and building improvements, furniture, fixtures and equipment, inventory and identifiable intangible assets or liabilities. Identifiable intangible assets or liabilities typically arise from contractual arrangements assumed in connection with the transaction, including terms that are above or below market compared to an estimated market agreement at the acquisition date. The allocation of the purchase price to elements of our acquired hotel properties is an area that requires judgment and significant estimates. Therefore, the amounts allocated to acquired assets and liabilities could be materially different than if that transaction had occurred on a different date or in a different location. At times estimates are determined based on limited data for comparable market transactions, such as discount rates used in the market or income valuation approach or the purchase involves land or a ground lease in a niche market. This could materially impact the allocation to identifiable assets and the related amortization and depreciation over future periods if the value was assigned to another identifiable asset acquired.

Impairment

Long-lived assets and intangibles

The Company assesses the carrying values of the respective long-lived assets, which includes hotel properties and the related intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Events or circumstances that may cause a review include, but are not limited to, when (1) a hotel property experiences a significant decrease in the market price of the long-lived asset, (2) a hotel property experiences a current or projected loss from operations combined with a history of operating or cash flow losses, (3) it becomes more likely than not that a hotel property will be sold before the end of its useful life, (4) an accumulation of costs is significantly in excess of the amount originally expected for the acquisition, construction or renovation of a long-lived asset, (5) adverse changes in the demand occur for lodging at a specific property due to declining national or local economic conditions and/or new hotel construction in markets where the hotel is located, (6) there is a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset and/or (7) there is a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition. When such conditions exist, we perform an analysis to determine if the estimated undiscounted future cash flows from operations and the proceeds from the eventual disposition of a hotel exceed its carrying value. If it is determined that the estimated undiscounted future cash flow do not exceed the carrying value of the asset, an adjustment to reduce the carrying amount of the hotel to its estimated fair market value is recorded and an impairment loss is recognized.

Impairment Estimates

In the evaluation of impairment of our hotel properties, including the related intangible assets and goodwill, we make many assumptions and estimates including valuation approach, projected cash flows, growth rates, eventual disposition, expected useful life and holding period, future capital expenditures, and fair values, which includes consideration of capitalization rates, discount rates, and comparable selling prices. The valuation and possible subsequent impairment of a hotel or goodwill is a significant estimate that can and does change based on our continuous process of analyzing each hotel property and goodwill and reviewing assumptions about uncertain inherent factors, as well as the economic condition of the property at a particular point in time.

If we misjudge or estimate incorrectly or if future operating profitability, market or industry factors differ from our expectations, we may record an impairment charge which is inappropriate, fail to record a charge when we should have done so or the amount of such charges may be inaccurate.

Results of Operations

Operating Results Overview

Our total portfolio RevPAR, which includes the results of hotels sold or acquired for the period of ownership by the Company, increased 57.0% to $162.75 for the year ended December 31, 2022, compared to $103.64 for the year ended December 31, 2021. The increase in our total portfolio RevPAR for the year ended December 31, 2022 compared to the same period in 2021 was driven by increases in both occupancy and ADR due to a broad-based recovery from the COVID-19 pandemic.

Net income increased 139.3% for the year ended December 31, 2022 compared to net loss in 2021, which was primarily attributed to:

- an increase in operating income of $141.5 million from our current portfolio of 32 hotels as a result of a broad-based recovery from the COVID-19 pandemic;

- a $29.1 million reduction in impairment and other losses;

- a $27.4 million gain in 2022 on the sale of investment properties;

- a $5.2 million reduction in operating loss attributed to two hotels sold during the fourth quarter of 2022, one hotel sold during the first quarter of 2022 and one hotel sold during the fourth quarter of 2021;

- a $6.5 million increase in other income primarily attributed to insurance proceeds in excess of recognized losses related to damage sustained at Loews New Orleans Hotel during Hurricane Ida and interest income in 2022 as well as the recognition of costs associated with the termination of four interest rate hedges in 2021;

- a $1.1 million reduction in loss on extinguishment of debt attributed to the write off of unamortized debt issuance costs associated with the repayment of debt; and

- a $0.9 million increase attributed to business interruption proceeds.

These increases were offset by:

- a $3.7 million increase in corporate general and administrative expenses primarily attributed to employee-related expenses;

- a $1.5 million increase in income tax expense attributed to generating taxable income in 2022 after the utilization of the net operating loss carryforwards;

- a $1.4 million increase in interest expense attributed to a higher weighted-average interest rate offset by a decrease in weighted-average debt outstanding; and

- A $0.9 million increase in other operating expenses primarily attributed to franchise taxes.

Adjusted EBITDAre and Adjusted FFO attributable to common stock and unit holders increased 137.8% and 454.0%, respectively, for the year ended December 31, 2022 compared to 2021, which was attributable to a broad-based recovery from the COVID-19 pandemic on the Company's results of operations. Refer to "Non-GAAP Financial Measures" for the definition of these financial measures, a description of how they are useful to investors as key supplemental measures of our operating performance and the reconciliation of these non-GAAP financial measures to net income (loss) attributable to common stock and unit holders.

Portfolio Composition

As of December 31, 2022 and 2021, the Company owned 32 lodging properties with a total of 9,508 rooms and owned 34 lodging properties with a total of 9,659 rooms, respectively. As of December 31, 2020, the Company owned 35 lodging properties with a total of 10,011 rooms.

The following represents the disposition details for the properties sold in the years ended December 31, 2022, 2021 and 2020 (in thousands, except number of rooms):

Property	Date	No. of Rooms	Gross Sale Price
Kimpton Hotel Monaco Chicago	01/2022	191	$ 36,000
Bohemian Hotel Celebration, Autograph Collection	10/2022	115	27,750
Kimpton Hotel Monaco Denver	12/2022	189	69,750
Total for the year ended December 31, 2022		495	$ 133,500
Marriott Charleston Town Center	11/2021	352	$ 5,000
Total for the year ended December 31, 2021		352	$ 5,000
Residence Inn Boston Cambridge	10/2020	221	$ 107,500
Marriott Napa Valley Hotel & Spa	10/2020	275	100,096
Hotel Commonwealth	11/2020	245	113,000
Renaissance Austin Hotel	11/2020	492	70,000
Total for the year ended December 31, 2020		1,233	$ 390,596

The following represents our acquisitions activity for the year ended December 31, 2022 (in thousands, except number of rooms):

Property	Location	Date	No. of Rooms	Net Purchase Price
W Nashville	Nashville, TN	03/2022	346	$ 328,500

No hotels were acquired during the years ended December 31, 2021 and 2020.

Comparison of the year ended December 31, 2022 to the year ended December 31, 2021

Operating Information

The following table sets forth certain operating information for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		
	2022	**2021**	**Change**
Number of properties at January 1	34	35	(1)
Properties acquired	1	—	1
Properties disposed	(3)	(1)	2
Number of properties at December 31	32	34	(2)
Number of rooms at January 1	9,659	10,011	(352)
Rooms in properties acquired or added to portfolio upon completion of property improvements[1]	346	—	346
Rooms in properties disposed or combined during property improvements[2]	(497)	(352)	(145)
Number of rooms at December 31	9,508	9,659	(151)
Portfolio Statistics:			
Occupancy[3]	62.9%	47.5%	1,540 bps
ADR[3]	$ 258.76	$ 218.41	18.5%
RevPAR[3]	$ 162.75	$ 103.64	57.0%
Hotel operating income (in thousands)[4]	$ 325,332	$ 170,141	91.2%

(1)   During the year ended December 31, 2022, we acquired the 346-room W Nashville.

(2) During the year ended December 31, 2022, we disposed of three hotels with 495 rooms and reduced the room count by two at Hyatt Regency Scottsdale Resort & Spa at Gainey Ranch. During the year ended December 31, 2021, we disposed of one hotel with 352 rooms.

(3) For hotels disposed of during the period, operating results and statistics are only included through the date of the respective disposition.

(4) Hotel operating income represents the difference between total revenues and total hotel operating expenses.

Revenues

Revenues increased significantly compared to 2021 driven by increases in occupancy and ADR due to a broad-based recovery from the COVID-19 pandemic. Revenues consists of room, food and beverage, and other revenues from our hotels, as follows (in thousands):

	Year Ended December 31,			
	2022	**2021**	**Increase**	**% Change**
Revenues:				
Rooms revenues	$ 576,279	$ 377,020	$ 199,259	52.9%
Food and beverage revenues	337,792	173,035	164,757	95.2%
Other revenues	83,536	66,133	17,403	26.3%
Total revenues	**$ 997,607**	**$ 616,188**	**$ 381,419**	**61.9%**

Rooms revenues

Rooms revenues increased by $199.3 million, or 52.9%, to $576.3 million for the year ended December 31, 2022 from $377.0 million for the year ended December 31, 2021 primarily due to increases in occupancy and ADR due to a broad-based recovery from the COVID-19 pandemic. Additionally, the acquisition of W Nashville in March 2022 contributed to the increase in rooms revenue by $23.3 million. This increase is net of a reduction of $7.2 million attributed to the sale of Marriott Charleston Town Center in November 2021, Kimpton Hotel Monaco Chicago in January 2022, Bohemian Hotel Celebration, Autograph Collection in October 2022 and Kimpton Hotel Monaco Denver in December 2022 (collectively, "the one hotel sold in 2021 and the three hotels sold in 2022").

Food and beverage revenues

Food and beverage revenues increased by $164.8 million, or 95.2%, to $337.8 million for the year ended December 31, 2022 from $173.0 million for the year ended December 31, 2021 primarily due to increases in occupancy due a broad-based recovery from the COVID-19 pandemic. Additionally, the acquisition of W Nashville in March 2022 contributed to the increase in food and beverage revenue by $18.2 million. This increase is net of a reduction of $0.9 million attributed to the one hotel sold in 2021 and the three hotels sold in 2022.

Other revenues

Other revenues increased by $17.4 million, or 26.3%, to $83.5 million for the year ended December 31, 2022 from $66.1 million for the year ended December 31, 2021 primarily due to a broad-based recovery from the COVID-19 pandemic. This increase includes $5.2 million in additional revenues from cancellation and attrition as well as $2.0 million attributed to the acquisition of W Nashville in March 2022. These increases are net of a reduction of $0.9 million attributed to the one hotel sold in 2021 and the three hotels sold in 2022.

Hotel Operating Expenses

Hotel operating expenses consist of the following (in thousands):

	Year Ended December 31,			
	2022	**2021**	**Increase**	**% Change**
Hotel operating expenses:				
Rooms expenses	$ 137,589	$ 93,538	$ 44,051	47.1%
Food and beverage expenses	224,391	125,233	99,158	79.2%
Other direct expenses	23,847	18,258	5,589	30.6%
Other indirect expenses	249,992	186,517	63,475	34.0%
Management and franchise fees	36,456	22,501	13,955	62.0%
Total hotel operating expenses	**$ 672,275**	**$ 446,047**	**$ 226,228**	**50.7%**

Total hotel operating expenses

Generally, hotel operating costs fluctuate based on various factors, including occupancy, labor costs, utilities and insurance costs which have increased during the last year. Luxury and upper upscale hotels generally have higher fixed costs than other types of hotels due to the services and amenities provided to guests.

Total hotel operating expenses increased $226.2 million, or 50.7%, to $672.3 million for the year ended December 31, 2022 from $446.0 million for the year ended December 31, 2021, primarily due to increases in occupancy and other related operating costs due to a broad-based recovery from the COVID-19 pandemic. Additionally, W Nashville contributed to the increase in hotel operating expenses by $30.3 million. The increase in total hotel operating expenses is net of a reduction of $9.7 million in hotel operating expenses attributed to the one hotel sold in 2021 and the three hotels sold in 2022.

Corporate and Other Expenses

Corporate and other expenses consist of the following (in thousands):

	Year Ended December 31,		Increase / (Decrease)	% Change
	2022	**2021**		
Depreciation and amortization	$ 132,648	$ 129,393	$ 3,255	2.5%
Real estate taxes, personal property taxes and insurance	44,388	40,888	3,500	8.6%
Ground lease expense	2,793	1,153	1,640	142.2%
General and administrative expenses	34,250	30,564	3,686	12.1%
Gain on business interruption insurance	(2,487)	(1,602)	(885)	(55.2)%
Other operating expenses	1,070	213	857	402.3%
Impairment and other losses	1,278	30,416	(29,138)	(95.8)%
Total corporate and other expenses	**$ 213,940**	**$ 231,025**	**$ (17,085)**	**(7.4)%**

Depreciation and amortization

Depreciation and amortization expense increased $3.3 million, or 2.5%, to $132.6 million for the year ended December 31, 2022 from $129.4 million for the year ended December 31, 2021. This increase was primarily attributed to the acquisition of W Nashville in March 2022, partially offset by reduction attributed to the timing of fully depreciated assets during the comparable periods and a reduction in depreciation expense related to the one hotel sold in 2021 and the three hotels sold in 2022.

Real estate taxes, personal property taxes and insurance

Real estate taxes, personal property taxes and insurance expense increased $3.5 million, or 8.6%, to $44.4 million for the year ended December 31, 2022 from $40.9 million for the year ended December 31, 2021. This year-to-date increase was primarily attributed to increases in insurance premiums of $3.2 million, $2.4 million attributed for the acquisition of W Nashville in March 2022 and a $1.5 million non-recurring property tax refund received in 2021. These increases were partially offset by a $1.0 million reduction in real estate taxes and a $2.0 million reduction related to the one hotel sold in 2021 and the three hotels sold in 2022.

Ground lease expense

Ground lease expense increased $1.6 million, or 142.2%, to $2.8 million for the year ended December 31, 2022 from $1.2 million for the year ended December 31, 2021, which was primarily attributable to an increase in percentage rent in 2022, which is based on revenues at certain hotels with ground leases, compared to 2021.

General and administrative expenses

General and administrative expenses increased $3.7 million, or 12.1%, to $34.3 million for the year ended December 31, 2022 from $30.6 million for the year ended December 31, 2021 primarily due to an increase in the number of corporate employees, employee-related expenses, and increased incentive compensation.

Gain on business interruption insurance

Gain on business interruption insurance was $2.5 million for the year ended December 31, 2022, which was attributed to $1.5 million in insurance proceeds for a portion of lost income at Loews New Orleans Hotel due to the impact of Hurricane Ida in August 2021 as well as $1.0 million in proceeds for lost income for certain properties in Texas due to the impact of the Texas winter storms in February 2021. Gain on business interruption insurance was $1.6 million for the year ended

December 31, 2021, which was attributed to insurance proceeds of $1.1 million for a portion of lost revenue associated with cancellations in 2020 related to the COVID-19 pandemic and lost income of $0.5 million in 2021 as a result of damage from the Texas winter storms in February 2021.

Other operating expenses

Other operating expenses increased to $1.1 million for the year ended December 31, 2022 from $0.2 million for the year ended December 31, 2021. This increase was primarily attributable to franchise tax associated with W Nashville, which was acquired in March 2022.

Impairment and other losses

We recorded impairment charges of $1.3 million and $30.4 million during years ended December 31, 2022 and 2021, respectively.

In August 2021, Hurricane Ida impacted Loews New Orleans Hotel located in New Orleans, Louisiana. During the year ended December 31, 2022, the Company expensed hurricane-related repair and cleanup costs of $1.3 million.

During the year ended December 31, 2021, we recorded an impairment loss of $12.6 million for the 352-room Marriott Charleston Town Center to reduce the carrying value of the long-lived asset to its fair value. The impairment was the result of a shortened estimated hold period due to the expected sale. The hotel was sold in November 2021. Additionally, in November 2021, we entered into an agreement to sell the 191-room Kimpton Hotel Monaco Chicago for a sale price of $36.0 million and the buyer funded an at-risk deposit. As a result of the shortened estimated hold period due to the expected sale, we recorded an impairment loss of $15.7 million for this property. The hotel was sold in January 2022.

Additionally, during the year ended December 31, 2021, we expensed $1.1 million of hurricane-related repair and cleanup costs related to Loews New Orleans Hotel which sustained damage from Hurricane Ida as well as $0.4 million of winter storm-related repair and cleanup costs related to two hotels that experienced damage as a result of the Texas winter storms in February 2021. We also wrote off $0.6 million related to previously capitalized design costs for a renovation project that will no longer be completed due to a change of scope.

Refer to Notes 2 and 8 to the accompanying consolidated financial statements included herein for further discussion.

Results of Non-Operating Income and Expenses

Non-operating income and expenses consist of the following (in thousands):

	Year Ended December 31,		Increase / (Decrease)	% Change
	2022	**2021**		
Non-operating income and expenses:				
Gain (loss) on sale of investment properties	$ 27,286	$ (75)	$ 27,361	36,481.3%
Other income (loss)	4,178	(2,297)	6,475	281.9%
Interest expense	(82,727)	(81,285)	1,442	1.8%
Loss on extinguishment of debt	(294)	(1,356)	(1,062)	(78.3)%
Income tax expense	(2,205)	(718)	1,487	207.1%

Gain (loss) on sale of investment properties

The gain on sale for the year ended December 31, 2022 was attributed to the disposition of Bohemian Hotel Celebration, Autograph Collection in October 2022 and Kimpton Hotel Monaco Denver in December 2022. For the year ended December 31, 2021, after recognizing an impairment loss of $12.6 million, we recognized a loss of $75 thousand related to the sale of Marriott Charleston Town Center in November 2021.

Other income (loss)

Other income increased $6.5 million, or 281.9%, to other income of $4.2 million for the year ended December 31, 2022 from a loss of $2.3 million for the year ended December 31, 2021. The increase was primarily attributed to a gain of $3.6 million from insurance proceeds settlements in excess of recognized losses associated with hurricane-related damage at Loews New Orleans Hotel as well as interest income of $2.2 million for the year ended December 31, 2022, offset by $1.6 million of costs associated with the termination of two interest rate hedges for the year ended December 31, 2022. Additionally, there were $2.8 million of costs associated with the termination of four interest rate hedges for the year ended December 31, 2021.

Interest expense

Interest expense increased $1.4 million, or 1.8%, to $82.7 million for the year ended December 31, 2022 from $81.3 million for the year ended December 31, 2021. The increase was primarily due to an increase in the weighted-average interest rate, partially offset by a decrease in weighted-average outstanding debt in 2022 compared to 2021. Refer to Note 6 in the consolidated financial statements included herein for further discussion.

Loss on extinguishment of debt

Loss on extinguishment of debt decreased by $1.1 million, or 78.3%, to $0.3 million for the year ended December 31, 2022 from $1.4 million for the year ended December 31, 2021. The loss on extinguishment of debt during 2022 was attributable to the write-off of unamortized debt issuance costs upon the early repayment of one mortgage loan.

The loss on extinguishment of debt during 2021 was attributable to the write off of unamortized debt issuance costs upon the early repayment of the corporate credit facility term loan that was due to mature in August 2023 and one mortgage loan.

Income tax expense

Income tax expense increased $1.5 million, or 207.1%, to $2.2 million for the year ended December 31, 2022 from $0.7 million for the year ended December 31, 2021. The increase from prior year was primarily attributed to higher taxable income related to a broad-based recovery from the COVID-19 pandemic and the acquisition of W Nashville in March 2022 coupled with an increase in the effective tax rate for 2022 compared to 2021. These increases were partially offset by the use of federal and state net operating loss carryforwards.

Comparison of the year ended December 31, 2021 to the year ended December 31, 2020

This information is contained in "Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 1, 2022, and is incorporated herein by reference.

Non-GAAP Financial Measures

We consider the following non-GAAP financial measures useful to investors as key supplemental measures of our operating performance: EBITDA, EBITDAre, Adjusted EBITDAre, FFO and Adjusted FFO. These non-GAAP financial measures should be considered along with, but not as alternatives to, net income or loss, operating profit, cash from operations, or any other operating performance measure as prescribed per GAAP.

EBITDA, EBITDAre and Adjusted EBITDAre

EBITDA is a commonly used measure of performance in many industries and is defined as net income or loss (calculated in accordance with GAAP) excluding interest expense, provision for income taxes (including income taxes applicable to sale of assets) and depreciation and amortization. We consider EBITDA useful to an investor regarding our results of operations, in evaluating and facilitating comparisons of our operating performance between periods and between REITs by removing the impact of our capital structure (primarily interest expense) and asset base (primarily depreciation and amortization) from our operating results, even though EBITDA does not represent an amount that accrues directly to common stockholders. In addition, EBITDA is used as one measure in determining the value of hotel acquisitions and dispositions and along with FFO and Adjusted FFO, it is used by management in the annual budget process for compensation programs.

We then calculate EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts ("Nareit"), which we adopted on January 1, 2018. Nareit defines EBITDAre as EBITDA plus or minus losses and gains on the disposition of depreciated property, including gains/losses on change of control, plus impairment write-downs of depreciated property and of investments in unconsolidated affiliates caused by a decrease in value of depreciated property in the affiliate, and adjustments to reflect the entity's share of EBITDAre of unconsolidated affiliates.

We further adjust EBITDAre to exclude the impact of non-controlling interests in consolidated entities other than our Operating Partnership Units because our Operating Partnership Units may be redeemed for common stock. We believe it is meaningful for the investor to understand Adjusted EBITDAre attributable to all common stock and Operating Partnership unit holders. We also adjust EBITDAre for certain additional items such as depreciation and amortization related to corporate assets, hotel property acquisition, terminated transaction and pre-opening expenses, amortization of share-based compensation, non-cash ground rent and straight-line rent expense, the cumulative effect of changes in accounting principles, and other costs we believe do not represent recurring operations and are not indicative of the performance of our underlying hotel property entities. We believe Adjusted EBITDAre attributable to common stock and unit holders provides investors with another financial measure in evaluating and facilitating comparison of operating performance between periods and between REITs that report similar measures.

FFO and Adjusted FFO

We calculate FFO in accordance with standards established by Nareit, as amended in the 2018 restatement white paper, which defines FFO as net income or loss (calculated in accordance with GAAP), excluding real estate-related depreciation, amortization and impairments, gains (losses) from sales of real estate, the cumulative effect of changes in accounting principles, similar adjustments for unconsolidated partnerships and consolidated variable interest entities, and items classified by GAAP as extraordinary. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most industry investors consider presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. We believe that the presentation of FFO provides useful supplemental information to investors regarding our operating performance by excluding the effect of real estate depreciation and amortization, gains (losses) from sales for real estate, impairments of real estate assets, extraordinary items and the portion of these items related to unconsolidated entities, all of which are based on historical cost accounting and which may be of lesser significance in evaluating current performance. We believe that the presentation of FFO can facilitate comparisons of operating performance between periods and between REITs, even though FFO does not represent an amount that accrues directly to common stockholders. Our calculation of FFO may not be comparable to measures calculated by other companies who do not use the Nareit definition of FFO or do not calculate FFO per diluted share in accordance with Nareit guidance. Additionally, FFO may not be helpful when comparing us to non-REITs. We present FFO attributable to common stock and unit holders, which includes our Operating Partnership Units because our Operating Partnership Units may be redeemed for common stock. We believe it is meaningful for the investor to understand FFO attributable to all common stock and unit holders.

We further adjust FFO for certain additional items that are not in Nareit's definition of FFO such as hotel property acquisition, terminated transaction and pre-opening expenses, amortization of debt origination costs and share-based compensation, non-cash ground rent and straight-line rent expense, operating results from properties that are sold and other items we believe do not represent recurring operations. We believe that Adjusted FFO provides investors with useful supplemental information that may facilitate comparisons of ongoing operating performance between periods and between REITs that make similar adjustments to FFO and is beneficial to investors' complete understanding of our operating performance.

The following is a reconciliation of net income (loss) to EBITDA, EBITDAre and Adjusted EBITDAre attributable to common stock and unit holders for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 57,630	$ (146,615)	$ (166,886)
Adjustments:			
Interest expense	82,727	81,285	61,975
Income tax expense (benefit)	2,205	718	(15,867)
Depreciation and amortization	132,648	129,393	146,511
EBITDA	$ 275,210	$ 64,781	$ 25,733
Impairment of investment properties[1]	—	28,899	29,044
(Gain) loss on sale of investment properties	(27,286)	75	(93,630)
EBITDAre	$ 247,924	$ 93,755	$ (38,853)
Depreciation and amortization related to corporate assets	(444)	(409)	(392)
Gain on insurance recoveries[2]	(3,550)	—	—
Loss on extinguishment of debt	294	1,356	1,625
Terminated transaction costs	—	1	994
Amortization of share-based compensation expense[3]	11,411	11,615	10,930
Non-cash ground rent and straight-line rent expense	44	118	145
Other income attributed to forfeited deposits from terminated transactions[4]	—	—	(28,750)
Other non-recurring expenses[5]	1,309	1,622	2,568
Adjusted EBITDAre attributable to common stock and unit holders	$ 256,988	$ 108,058	$ (51,733)

(1) During the year ended December 31, 2021, we recognized impairment charges of $12.6 million and $15.7 million related to Marriott Charleston Town Center and Kimpton Hotel Monaco Chicago, respectively, which were attributed to their respective net book value exceeding the undiscounted cash flows over a shortened hold period. Additionally, during the year ended December 31, 2021, we wrote off $0.6 million related to previously capitalized design costs for a renovation project that will no longer be completed due to a change of scope. During the year ended December 31, 2020, we recorded an $8.9 million impairment loss related to Renaissance Austin Hotel as it was determined to have a shortened hold period due to the expected sale. In addition, during the year ended December 31, 2020, we recorded goodwill impairments totaling $20.1 million for Andaz Savannah and Bohemian Hotel Savannah Riverfront, Autograph Collection. The goodwill impairments were directly attributed to existing market weakness due to new supply and the material adverse impact the COVID-19 pandemic had on the results of operations at each hotel.

(2) During the year ended December 31, 2022, we recorded $3.6 million of insurance proceeds in excess of recognized losses related to damage sustained at Loews New Orleans Hotel during Hurricane Ida in August 2021. These gains on insurance recovery are included in other income (loss) on the consolidated statement of operations and comprehensive income (loss) for the period then ended.

(3) During the year ended December 31, 2020, we reduced our corporate office staffing levels in order to preserve capital over the long-term as a result of the material adverse impact the COVID-19 pandemic has had on our results of operations. As a result, during the year ended December 31, 2020, we incurred $1.6 million of accelerated amortization of share-based compensation expense.

(4) During the year ended December 31, 2020, we recognized other income of $28.8 million as a result of forfeited deposits from terminated transactions.

(5) During the years ended December 31, 2022, we recorded hurricane-related repair and cleanup costs of $1.3 million. During the year ended December 31, 2021, we recorded estimated hurricane-related repair and cleanup costs of $1.1 million related to the damage sustained at Loews New Orleans Hotel during Hurricane Ida. Additionally, during the year ended December 31, 2021, we recorded Texas winter storm-related repair and cleanup costs of $0.4 million at two hotels. For the year ended December 31, 2020, we incurred $1.8 million of non-recurring expenses for severance related costs in connection with the reduction in corporate personnel. In addition, during the year ended December 31, 2020, we incurred non-recurring legal costs of $0.7 million to amend the terms of our debt.

The following is a reconciliation of net income (loss) to FFO and Adjusted FFO for the years ended December 31, 2022, 2021, and 2020 (in thousands):

| | Year Ended December 31, | | |
	2022	**2021**	**2020**
Net income (loss)	$ 57,630	$ (146,615)	$ (166,886)
Adjustments:			
Depreciation and amortization related to investment properties	132,204	128,984	146,119
Impairment of investment properties[1]	—	28,899	29,044
(Gain) loss on sale of investment property	(27,286)	75	(93,630)
FFO attributable to common stock and unit holders	$ 162,548	$ 11,343	$ (85,353)
Reconciliation to Adjusted FFO			
Gain on insurance recoveries[2]	(3,550)	—	—
Loss on extinguishment of debt	294	1,356	1,625
Terminated transaction costs	—	1	994
Loan related costs, net of adjustment related to non-controlling interests[3]	5,260	5,952	3,874
Amortization of share-based compensation expense[4]	11,411	11,615	10,930
Non-cash ground rent and straight-line rent expense	44	118	145
Other income attributed to forfeited deposits from terminated transactions[5]	—	—	(28,750)
Other non-recurring expenses (income)[6]	1,309	1,622	2,568
Adjusted FFO attributable to common stock and unit holders	$ 177,316	$ 32,007	$ (93,967)

(1) During the year ended December 31, 2021, we recognized impairment charges of $12.6 million and $15.7 million related to Marriott Charleston Town Center and Kimpton Hotel Monaco Chicago, respectively, which were attributed to their respective net book value exceeding the undiscounted cash flows over a shortened hold period. Additionally, during the year ended December 31, 2021, we wrote off $0.6 million related to previously capitalized design costs for a renovation project that will no longer be completed due to a change of scope. During the year ended December 31, 2020, we recorded an $8.9 million impairment loss related to Renaissance Austin Hotel as it was determined to have a shortened hold period due to the expected sale. In addition, during the year ended December 31, 2020, we recorded goodwill impairments totaling $20.1 million for Andaz Savannah and Bohemian Hotel Savannah Riverfront, Autograph Collection. The goodwill impairments were directly attributed to existing market weakness due to new supply and the material adverse impact the COVID-19 pandemic had on the results of operations at each hotel.

(2) During the year ended December 31, 2022, we recorded $3.6 million of insurance proceeds in excess of recognized losses related to damage sustained at Loews New Orleans Hotel during Hurricane Ida in August 2021. These gains on insurance recovery are included in other income (loss) on the consolidated statement of operations and comprehensive income (loss) for the period then ended.

(3) Loan related costs included amortization of debt premiums, discounts and deferred loan origination costs.

(4) During the year ended December 31, 2020, we reduced our corporate office staffing levels in order to preserve capital over the long-term as a result of the material adverse impact the COVID-19 pandemic has had on our results of operations. As a result, during the year ended December 31, 2020, we incurred $1.6 million of accelerated amortization of share-based compensation expense.

(5) During the year ended December 31, 2020, we recognized other income of $28.8 million as a result of forfeited deposits from terminated transactions.

(6) During the year ended December 31, 2022, we recorded hurricane-related repair and cleanup costs of $1.3 million. During the year ended December 31, 2021, we recorded estimated hurricane-related repair and cleanup costs of $1.1 million related to the damage sustained at Loews New Orleans Hotel during Hurricane Ida. Additionally, during the year ended December 31, 2021, we recorded Texas winter storm-related repair and cleanup costs of $0.4 million at two hotels. For the year ended December 31, 2020, we incurred $1.8 million of non-recurring expenses for severance related costs in connection with the reduction in corporate personnel. In addition, during the year ended December 31, 2020, we incurred non-recurring legal costs of $0.7 million to amend the terms of our debt.

Use and Limitations of Non-GAAP Financial Measures

EBITDA, EBITDAre, Adjusted EBITDAre, FFO, and Adjusted FFO do not represent cash generated from operating activities under GAAP and should not be considered as alternatives to net income or loss, operating profit, cash flows from operations or any other operating performance measure prescribed by GAAP. Although we present and use EBITDA, EBITDAre, Adjusted EBITDAre, FFO and Adjusted FFO because we believe they are useful to investors in evaluating and facilitating comparisons of our operating performance between periods and between REITs that report similar measures, the use of these non-GAAP measures has certain limitations as analytical tools. These non-GAAP financial measures are not measures of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to fund capital expenditures, contractual commitments, working capital, service debt or make cash distributions. These measurements do not reflect cash expenditures for long-term assets and other items that we have incurred and will incur. These non-GAAP financial measures may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions, and other commitments and uncertainties. These non-GAAP financial measures as presented may not be comparable to non-GAAP financial measures as calculated by other real estate companies.

We compensate for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and comprehensive (loss) income, include interest expense, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure.

Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements from cash on hand, cash flow from hotel operations, use of our unencumbered asset base, asset dispositions, borrowings under our revolving credit facility, and proceeds from various capital market transactions, including issuances of debt and equity securities. The objectives of our cash management policy are to maintain the availability of liquidity and minimize operational costs.

On a long-term basis, our objectives are to maximize revenue and profits generated by our existing properties and acquired hotels, to further enhance the value of our portfolio and produce an attractive current yield, as well as to generate sustainable and predictable cash flow from our operations to distribute to our common stock and unit holders. To the extent we are able to successfully improve the performance of our portfolio, we believe this will result in increased operating cash flows. Additionally, we may meet our long-term liquidity requirements through additional borrowings, the issuance of equity and debt securities, which may not be available on advantageous terms or at all, and/or proceeds from the sales of hotels.

Liquidity

As of December 31, 2022, we had $305.1 million of consolidated cash and cash equivalents and $60.8 million of restricted cash and escrows. The restricted cash as of December 31, 2022 primarily consisted of $46.3 million related to FF&E reserves as required per the terms of our management and franchise agreements, $8.2 million in deposits made for capital projects, cash held in restricted escrows of $4.2 million primarily for real estate taxes and mortgage escrows and $2.1 million for disposition-related holdbacks.

In February 2022, the availability under our revolving credit facility decreased to $450 million through its maturity in February 2024. As of December 31, 2022, there was no outstanding balance on our revolving credit facility and the full $450 million was available to be borrowed.

In January 2023, XHR LP (the "Borrower") entered into a new $675 million senior unsecured credit facility comprised of a $450 million revolving line of credit (the "Revolving Line of Credit"), a $125 million term loan (the "Term Loan $125M") and a $100 million delayed draw term loan (the "Term Loan $100M" and, together with the Term Loan $125M, the "2023 Term Loans") pursuant to a Revolving Credit and Term Loan Agreement, dated as of January 10, 2023, by and among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties thereto (the "2023 Credit Agreement"). The Revolving Line of Credit and the Term Loan $125M refinanced in full our existing corporate credit facilities and, as a result of such refinancing, the pledges of equity of certain subsidiaries securing obligations under the Amended Credit Agreements and the Senior Notes were released. The Term Loan $100M was funded on January 17, 2023 and was used to repay in full the mortgage loan collateralized by Renaissance Atlanta Waverly Hotel & Convention Center that was due August 2024. Proceeds from future Revolving Line of Credit borrowings may be used for working capital, general corporate or other purposes permitted by the 2023 Credit Agreement. The Revolving Line of Credit matures in January 2027 and can be extended up to an additional year. The interest rate on the Revolving Line of Credit is based on a pricing grid with a range of 145 to 275 basis points over the applicable Term SOFR rate as determined by the Company's leverage ratio. The 2023 Term Loans mature in March 2026, can be extended up to an additional year, and bear interest rates consistent with the pricing grid on the Revolving Line of Credit. Additionally, in January 2023, we amended the mortgage loan collateralized by Andaz Napa to update the variable index on the $55 million loan from LIBOR-based to Term SOFR and extend the maturity date through January 2028.

We upsized the ATM program in May 2021. As a result, we had $200 million available for sale under the ATM program as of December 31, 2021.

We remain committed to increasing total shareholder returns through the following priorities: (1) maximize revenue and profits generated by our existing properties and acquired hotels, including the continued focused management of expenses, (2) further enhance the value of our portfolio and produce an attractive current yield and (3) generate sustainable and predictable cash flow from our operations to distribute to our common stock and unit holders. Future determinations regarding the declaration and payment of dividends will be at the discretion of our Board of Directors and will depend on then-existing conditions, including our results of operations, payout ratio, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, maintaining our REIT status and other factors that our Board of Directors may deem relevant.

Debt and Loan Covenants

As of December 31, 2022, our outstanding total debt was $1.4 billion and had a weighted-average interest rate of 5.65%. Our weighted-average debt maturity as of December 31, 2022 was 2.8 years for our mortgage loans, 4.2 years for our corporate credit facility term loan, the Senior Notes, and revolving credit facility and 3.9 years for all debt.

Debt as of December 31, 2022 and December 31, 2021 consisted of the following (dollars in thousands):

	Rate Type	Rate[1]	Maturity Date	December 31, 2022	December 31, 2021
Mortgage Loans					
Renaissance Atlanta Waverly Hotel & Convention Center	Variable[2]	7.03%	8/14/2024	$ 99,590	$ 100,000
Andaz Napa	Variable[3]	6.29%	9/13/2024	54,560	55,640
The Ritz-Carlton, Pentagon City	Fixed[4]	—%	—	—	65,000
Grand Bohemian Hotel Orlando, Autograph Collection	Fixed	4.53%	3/1/2026	55,685	56,796
Marriott San Francisco Airport Waterfront	Fixed	4.63%	5/1/2027	110,153	112,102
Total Mortgage Loans		5.64% [5]		$ 319,988	$ 389,538
Corporate Credit Facilities					
Corporate Credit Facility Term Loan $125M	Variable[6]	5.84%	9/13/2024	125,000	125,000
Revolving Credit Facility	Variable[7]	6.14%	2/28/2024	—	—
Total Corporate Credit Facilities				$ 125,000	$ 125,000
2020 Senior Notes $500M	Fixed	6.38%	8/15/2025	500,000	500,000
2021 Senior Notes $500M	Fixed	4.88%	6/1/2029	500,000	500,000
Loan premiums, discounts and unamortized deferred financing costs, net [8]				(15,883)	(20,307)
Total Debt, net of loan premiums, discounts and unamortized deferred financing costs		5.65% [5]		$ 1,429,105	$ 1,494,231

(1) The rates shown represent the annual interest rates as of December 31, 2022. The variable index for the corporate credit facilities reflects a 25 basis point LIBOR floor which was applicable as of December 31, 2022. Effective as of January 10, 2023, the variable index for the corporate credit facilities is adjusted Term SOFR, subject to a zero basis point floor, as further described under "Part II-Item. 7 Management's Discussion of Financial Condition and Results of Operations - Liquidity and Capital Resources - Corporate Credit Facilities."

(2) A variable interest rate loan for which the interest rate was fixed through October 2022, after which the rate reverted to variable index based on Term SOFR. This mortgage loan was repaid in full in January 2023.

(3) A variable interest rate loan for which the interest rate was fixed on $25 million of the balance through October 2022, after which the rate reverted to a variable index based on one-month LIBOR. In January 2023, the Company amended this mortgage loan to update the variable index from one-month LIBOR to Term SOFR and extend the maturity date through January 2028.

(4) A variable interest rate loan for which the interest rate was fixed through January 2023. The outstanding balance of this mortgage loan was repaid in January 2022 and the two interest rate swaps associated with this loan were terminated in connection with the repayment.

(5) Represents the weighted-average interest rate as of December 31, 2022.

(6) The spread to LIBOR varied based on the Company's leverage ratio. The applicable interest rate was set to the highest level of grid-based pricing during the covenant waiver period, however, with the delivery of the compliance certificates under the corporate credit facilities for the fiscal quarter ending June 30, 2022, the Company exited the covenant waiver period and the applicable interest rate reverted to pricing based on the Company's leverage ratio. In January 2023, the corporate credit facility term loan was refinanced with a new $225 million term loan, consisting of a $125 million initial term loan and a $100 million delayed draw term loan and, effective as of January 10, 2023, the spread to adjusted Term SOFR varies based on the Company's leverage ratio, as further described under "Part II-Item. 7 Management's Discussion of Financial Condition and Results of Operations – Liquidity and Capital Resources – Corporate Credit Facilities."

(7) Commitments under the revolving credit facility totaled $523 million through February 2022, after which the total commitments decreased to $450 million through the date of the refinancing of the revolving credit facility in January 2023. The spread to LIBOR varied based on the Company's leverage ratio. The applicable interest rate was set to the highest level of grid-based pricing during the covenant waiver period, however, with the delivery of the compliance certificates under the corporate credit facilities for the fiscal quarter ending June 30, 2022, the Company exited the covenant waiver period and the applicable interest rate reverted to pricing based on the Company's leverage ratio. The revolving credit facility was refinanced with a new $450 million revolving line of credit and, effective as of January 10, 2023, the spread to adjusted Term SOFR varies based on the Company's leverage ratio, as further described under "Part II-Item. 7 Management's Discussion of Financial Condition and Results of Operations – Liquidity and Capital Resources – Corporate Credit Facilities."

(8) Includes loan premiums, discounts and deferred financing costs, net of accumulated amortization.

Mortgage Loans

The mortgage loan agreements require contributions to be made to FF&E reserves. In addition, certain quarterly financial covenants have been waived for a period of time specified in the respective amended loan agreements and certain financial covenants have been adjusted following the waiver periods.

In January 2022, we repaid in full the $65.0 million outstanding balance on the mortgage loan collateralized by The Ritz-Carlton, Pentagon City. In January 2023, we amended the mortgage loan collateralized by Andaz Napa to update the variable index on the $55 million loan from LIBOR-based to Term SOFR and extend the maturity date through January 2028.

Corporate Credit Facilities

We previously entered into (i) a revolving credit facility pursuant to an Amended and Restated Revolving Credit Agreement, dated as of January 11, 2018, by and among XHR LP (the "Borrower"), the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the "Revolving Credit Agreement") and (ii) a term loan facility pursuant to a Term Loan Agreement, dated as of September 13, 2017, by and among the Borrower, the lenders from time to time party thereto, and KeyBank National Association, as administrative agent (the "Term Loan Agreement" and, together with the Revolving Credit Agreement, the "Credit Agreements").

In 2020 and 2021, we entered into amendments to our Credit Agreements (collectively, the "Credit Agreement Amendments", and the Credit Agreements as so amended, the "Amended Credit Agreements"), which, among other things, (i) relieved the Borrower's compliance with certain covenants under the Amended Credit Agreements until the date that financial statements were required to be delivered thereunder for the fiscal quarter ending June 30 2022 (the "covenant waiver period"), (ii) modified certain financial covenants, once quarterly testing resumed, through the second quarter of 2023 (the "permitted variations period"), (iii) required compliance with certain additional mandatory prepayment requirements and covenants during the covenant waiver period, including affirmative covenants related to the pledge of equity of certain subsidiaries and a minimum liquidity financial covenant and (iv) imposed restrictions on certain acquisitions, investments, capital expenditures, ground leases and distributions.

We determined that we met the modified financial covenants for the quarter ended June 30, 2022 and delivered the compliance certificates demonstrating such compliance under the Amended Credit Agreements and, as a result, are no longer subject to the additional restrictions and covenants that applied during the covenant waiver period, other than in respect of certain restrictions and covenants related to the pledge of equity of certain subsidiaries which remained applicable until the end of the permitted variations period.

As of December 31, 2022, there was no outstanding balance on the revolving credit facility. During the years ended December 31, 2022, 2021 and 2020, the Company incurred unused commitment fees of approximately $1.4 million, $1.4 million and $0.5 million, respectively. During the year ended December 31, 2022, the Company did not incur interest expense on the revolving credit facility, and incurred interest expense of $1.9 million and $8.6 million during the years ended December 31, 2021 and 2020, respectively.

In January 2023, XHR LP (the "Borrower") entered into a new $675 million senior unsecured credit facility comprised of a $450 million revolving line of credit (the "Revolving Line of Credit"), a $125 million term loan (the "Term Loan $125M") and a $100 million delayed draw term loan (the "Term Loan $100M" and, together with the Term Loan $125M, the "2023 Term Loans") pursuant to a Revolving Credit and Term Loan Agreement, dated as of January 10, 2023, by and among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties thereto (the "2023 Credit Agreement"). The Revolving Line of Credit and the Term Loan $125M refinanced in full our existing corporate credit facilities, and as a result of such refinancing, the pledges of equity of certain subsidiaries securing obligations under the Amended Credit Agreements and the Senior Notes were released. The Term Loan $100M was funded on January 17, 2023 and was used to repay in full the mortgage loan collateralized by Renaissance Atlanta Waverly Hotel & Convention Center that was due August 2024. Proceeds from future Revolving Line of Credit borrowings may be used for working capital, general corporate or other purposes permitted by the 2023 Credit Agreement. The Revolving Line of Credit matures in January 2027 and can be extended up to an additional year. The interest rate on the Revolving Line of Credit is based on a pricing grid with a range of 145 to 275 basis points over the applicable Term SOFR rate as determined by the Company's leverage ratio. The 2023 Term Loans mature in March 2026, can be extended up to an additional year, and bear interest rates consistent with the pricing grid on the Revolving Line of Credit.

Senior Notes

We issued $500 million of 6.375% Senior Notes (the "2020 Senior Notes") during the year ended December 31, 2020. In May 2021, we issued $500 million of 4.875 Senior Notes due in 2029 (the "2021 Senior Notes" and together with the 2020 Senior Notes, the "Senior Notes").

The indentures governing the Senior Notes contain customary covenants that limit our ability and, in certain circumstances, the ability of its subsidiaries, to borrow money, create liens on assets, make distributions and pay dividends on or redeem or repurchase stock, make certain types of investments, sell stock in certain subsidiaries, enter into agreements that restrict dividends or other payments from subsidiaries, enter into transactions with affiliates, issue guarantees of indebtedness, and sell assets or merge with other companies. These limitations are subject to a number of important exceptions and qualifications set forth in the indentures. In addition, the indentures governing the Senior Notes require us to maintain total unencumbered assets as of each fiscal quarter of at least 150% of total unsecured indebtedness, in each case calculated on a consolidated basis.

The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by us and certain of our subsidiaries that incur or guarantee any indebtedness under our corporate credit facilities, any additional first lien obligations, certain other bank indebtedness or any other material capital markets indebtedness (each, a "subsidiary guarantor" and together with the Company, the "guarantors"). The collateral securing the Senior Notes was released in full in connection with the entry into the 2023 Credit Agreement and the refinancing of the obligations under the Amended Credit Agreements. Accordingly, on and after January 10, 2023, the Senior Notes constituted unsecured obligations.

We may redeem the 2021 Senior Notes prior to June 1, 2024 at a make-whole price. After June 1, 2024, we may also redeem the Senior Notes at certain redemption prices that decline ratably to par. We may also redeem a portion of the Senior Notes with proceeds from certain equity offerings or certain support received from government authorities in connection with the COVID-19 global pandemic, subject to certain conditions.

We may, from time to time, seek to retire or purchase any of the outstanding Senior Notes through cash purchases and/or exchanges for the other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Debt Covenants

As of December 31, 2022, we were in compliance with all debt covenants, current on all loan payments and not otherwise in default under the mortgage loans, revolving credit facility, term loans or Senior Notes.

Derivatives

In January 2022, two interest rate swaps were terminated in connection with the repayment of a $65.0 million mortgage loan. Further, our remaining interest rate swaps expired in October 2022 which increased our exposure to rising interest rates. We continuously monitor and evaluate the level of floating rate debt exposure that we have and will continue to use interest rate hedges to limit it as we determine appropriate. See "Part II-Item. 7 Management's Discussion of Financial Condition and Results of Operations - Derivative Instruments" for more information related to our hedging policy and transaction activity.

Capital Markets

We maintain an at-the-market ("ATM") program pursuant to an Equity Distribution Agreement ("ATM Agreement") with Wells Fargo Securities, LLC, Robert W. Baird & Co. Incorporated, Jefferies LLC, KeyBanc Capital Markets Inc. and Raymond James & Associates, Inc. In accordance with the terms of the ATM Agreement, the Company may from time to time offer and sell shares of its common stock having an aggregate gross offering price of up to $200 million. No shares were sold under the ATM Agreement during the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, we had $200 million available for sale under the ATM Agreement.

Our Board of Directors has authorized a stock repurchase program (the "Repurchase Program"). In November 2022, the Board of Directors approved a $100 million increase to the share repurchase authorization resulting in authorization to repurchase up to $275 million of outstanding common stock in the open market, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The Repurchase Program does not have an expiration date. This Repurchase Program may be suspended or discontinued at any time and does not obligate us to acquire any particular amount of shares.

During the year ended December 31, 2022, 1,912,794 shares were repurchased under the Repurchase Program, at a weighted-average price of $14.74 per share for an aggregate purchase price of $28.2 million. No shares were purchased as part of the Repurchase Program during the year ended December 31, 2021. During the year ended December 31, 2020, 165,516 shares were repurchased under the Repurchase Program, at a weighted-average price of $13.68 per share for an aggregate purchase price of $2.3 million. As of December 31, 2022, the Company had approximately $166.5 million remaining under its share repurchase authorization.

Off-Balance Sheet Arrangements

As of December 31, 2022, we had various contracts outstanding with third-parties in connection with the renovation of certain of our hotel properties. The remaining commitments under these contracts at December 31, 2022 totaled $12.1 million.

Capital Expenditures and Reserve Funds

We maintain each of our properties in good repair and condition and in conformity with applicable laws and regulations, franchise agreements and management agreements. Routine capital expenditures are administered by the property management companies. However, we have approval rights over the capital expenditures as part of the annual budget process for each of our properties. From time to time, certain of our hotels may be undergoing renovations as a result of our decision to upgrade portions of the hotels, such as guest rooms, public space, meeting space and/or restaurants, in order to better compete with other hotels in our markets. In addition, upon the acquisition of a hotel we often are required to complete a property improvement plan in order to bring the hotel into compliance with the respective brand standards. If permitted by the terms of the management agreement, funding for a renovation will first come from the FF&E reserves. We are obligated to maintain reserve funds with respect to certain agreements with our hotel management companies, franchisors and lenders to provide funds, generally 3% to 5% of hotel revenues, sufficient to cover the cost of certain capital improvements to the hotels and to periodically replace and update furniture, fixtures and equipment. Most of the agreements require that we reserve this cash in separate accounts. To the extent that the FF&E reserves are not available or adequate to cover the cost of the renovation, we may fund a portion of the renovation with cash on hand, borrowings from our revolving credit facility and/or other sources of available liquidity. We have been and will continue to be prudent with respect to our capital spending, taking into account our cash flows from operations.

As of December 31, 2022 and 2021, we had a total of $46.3 million and $29.3 million, respectively, of FF&E reserves. During the year ended December 31, 2022 and 2021, we made total capital expenditures of $70.4 million and $31.8 million, respectively.

Sources and Uses of Cash

Our principal sources of cash are cash flows from operations, borrowings under debt financings including draws on our revolving credit facility and from various types of equity offerings or the sale of our hotels. As a result of the impact the COVID-19 pandemic has had on our business, certain sources of capital may not be as readily available to us as they have been historically. Our principal uses of cash are asset acquisitions, capital investments, routine debt service and debt repayments, operating costs, corporate expenses and dividends. We may also elect to use cash to buy back our common stock in the future under the Repurchase Program.

Comparison of the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The table below presents summary cash flow information for the consolidated statements of cash flows (in thousands):

	Year Ended December 31,	
	2022	**2021**
Net cash provided by operating activities	$ 187,129	$ 40,763
Net cash used in investing activities	(265,393)	(24,210)
Net cash (used in) provided by financing activities	(110,057)	108,892
Net (decrease) increase in cash and cash equivalents and restricted cash	$(188,321)	$125,445
Cash and cash equivalents and restricted cash, at beginning of year	554,231	428,786
Cash and cash equivalents and restricted cash, at end of year	$ 365,910	$554,231

Operating

- Cash provided by operating activities was $187.1 million and $40.8 million for the year ended December 31, 2022 and 2021, respectively. Cash flows from operating activities generally consist of the net cash generated by our hotel operations, offset by the cash paid for corporate expenses and other working capital changes. Our cash flows from operating activities may also be affected by changes in our portfolio resulting from hotel acquisitions, dispositions or renovations. The net increase to cash provided by operating activities during the year ended December 31, 2022 was primarily due to an increase in hotel operating income attributed to a broad-based recovery from the impact of the COVID-19 pandemic and the acquisition of W Nashville in March 2022, net of reductions from the one hotel sold in 2021 and the three hotels sold in 2022. Refer to the "Results of Operations" section for further discussion of our operating results for the years ended December 31, 2022 and 2021.

Investing

- Cash used in investing activities was $265.4 million and $24.2 million for the year ended December 31, 2022 and 2021, respectively. Cash used in investing activities for the year ended December 31, 2022 was attributed to $328.5 million for the acquisition of W Nashville and $70.4 million in capital improvements at our hotel properties, which was partially offset by net proceeds of $127.1 million from the dispositions of Kimpton Hotel Monaco Chicago, Bohemian Hotel Celebration, Autograph Collection and Kimpton Hotel Monaco Denver, $4.0 million of proceeds from property insurance and $2.3 million of performance guaranty payments received that were recorded as a reduction in the respective hotel's cost basis. Cash provided by investing activities for the year ended December 31, 2021 was attributed to $31.8 million in capital improvements at our hotel properties which was partially offset by $4.7 million in net proceeds from the disposition of Marriott Charleston Town Center and $2.9 million of performance guaranty payments received that were recorded as a reduction in the respective hotel's cost basis.

Financing

- Cash used in financing activities during the year ended December 31, 2022 was $110.1 million and cash provided by financing activities was $108.9 million during year ended December 31, 2021. Cash used in financing activities for the year ended December 31, 2022 was attributed to the repayment of mortgage debt totaling $65.0 million, the repurchase of common stock totaling $28.2 million, the payment of $11.7 million in dividends, principal payments of mortgage debt totaling $4.6 million and shares redeemed to satisfy tax withholding on vested share-based compensation of $0.6 million. Cash provided by financing activities for the year ended December 31, 2021 was attributed to $500.0 million in proceeds from the issuance of the 2021 Senior Notes, offset by the repayment of the revolving credit facility of $163.1 million, the repayment of the corporate credit facility term loan maturing in 2023 totaling $150.0 million, the repayment of mortgage debt totaling $56.8 million, payment of loan fees and issuance costs of $10.2 million, principal payments of mortgage debt totaling $6.0 million, redemption of Operating Partnership Units for common stock and cash of $4.1 million, and shares redeemed to satisfy tax withholding on vested share-based compensation of $0.9 million.

Derivative Instruments

In the normal course of business, we are exposed to the effects of interest rate changes. While we do not currently have any derivative instruments, we have had and, in the future, may enter into derivative instruments including interest rate swaps, caps and collars to manage or hedge interest rate risk in accordance with the criteria of the hedging policy approved by our Board of Directors. Derivative instruments are subject to fair value reporting at each reporting date and the increase or decrease in fair value is recorded in net income (loss) or accumulated other comprehensive income (loss), based on the applicable hedge accounting guidance. We anticipate that our interest rate hedges will be highly effective because the terms of the derivative instruments closely match the terms of the related hedged debt agreements. As such, periodic changes in the fair value of these derivatives are expected to be reflected in other comprehensive income (loss) in our consolidated financial statements. Derivatives expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the interest rate hedge agreements. The Company believes it minimizes the credit risk by transacting with well-known creditworthy financial institutions.

On March 5, 2021, the U.K. Financial Conduct Authority ("FCA") announced that USD LIBOR will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of 1 week and 2 month USD settings, and immediately after June 30, 2023, in the case of the remaining USD settings. This announcement has several implications, including setting the spread that may be used to automatically convert contracts from LIBOR to the Secured Overnight Financing Rate ("SOFR"). Additionally, banking regulators are encouraging banks to discontinue new LIBOR debt issuance by December 31, 2021. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change. In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

Inflation

We rely on the performance of our hotels to increase revenues in order to keep pace with inflation. Generally, our third-party management companies possess the ability to adjust room rates daily, except for group or corporate rates contractually committed to in advance, although competitive pressures and prevailing economic conditions may limit the ability of our third-party management companies to raise rates faster than inflation or even at the same rate.

Inflation may affect our expenses, including, without limitation, by increasing costs such as wages, benefits, food, taxes, property and casualty insurance, borrowing costs, utilities, the cost of capital expenditures, etc. Inflation may also reduce the demand for travel, levels of spending in transient or group business and leisure segments, and levels of consumer confidence. In addition, our hotel expenses may increase at higher rates than hotel revenue.

Seasonality

Demand in the lodging industry is affected by recurring seasonal patterns, which are greatly influenced by overall economic cycles, the geographic locations of the hotels and the customer mix at the hotels. The impact of the COVID-19 pandemic and subsequent recovery has and may continue to disrupt our historical seasonal patterns.

Subsequent Events

In January 2023, XHR LP (the "Borrower") entered into a new $675 million senior unsecured credit facility comprised of a $450 million revolving line of credit (the "Revolving Line of Credit"), a $125 million term loan (the "Term Loan $125M") and a $100 million delayed draw term loan (the "Term Loan $100M" and, together with the Term Loan $125M, the "2023 Term Loans") pursuant to a Revolving Credit and Term Loan Agreement, dated as of January 10, 2023, by and among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties thereto (the "2023 Credit Agreement"). The Revolving Line of Credit and the Term Loan $125M refinanced in full our existing corporate credit facilities, and as a result of such refinancing, the pledges of equity of certain subsidiaries securing obligations under the Amended Credit Agreements and the Senior Notes were released. The Term Loan $100M was funded on January 17, 2023 and was used to repay in full the mortgage loan collateralized by Renaissance Atlanta Waverly Hotel & Convention Center that was due August 2024. Proceeds from future Revolving Line of Credit borrowings may be used for working capital, general corporate or other purposes permitted by the 2023 Credit Agreement. The Revolving Line of Credit matures in January 2027 and can be extended up to an additional year. The interest rate on the Revolving Line of Credit is based on a pricing grid with a range of 145 to 275 basis points over the applicable Term SOFR rate as determined by the Company's leverage ratio. The 2023 Term Loans mature in March 2026, can be extended up to an additional year, and bear interest rates consistent with the pricing grid on the Revolving Line of Credit.

Additionally, in January 2023, we amended the mortgage loan collateralized by Andaz Napa to update the variable index from LIBOR-based to Term SOFR and extend the maturity date through January 2028.

In January and February 2023, 1,038,543 shares were repurchased under the Repurchase Program, at a weighted-average price of $14.20 per share for an aggregate purchase price of $14.7 million.

New Accounting Pronouncements Not Yet Implemented

See Note 2 to the accompanying consolidated financial statements included herein this Annual Report for additional information related to recently issued accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity

We are subject to market risk associated with changes in interest rates both in terms of variable rate debt and the price of new fixed rate debt upon maturity of existing debt and for acquisitions. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. If market rates of interest on all of our variable rate debt as of December 31, 2022 permanently increased or decreased by 1%, the increase or decrease in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $2.8 million per annum. If market rates of interest on all of the variable rate debt as of December 31, 2021 permanently increased or decreased by 1%, the increase or decrease in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $0.3 million per annum. The decrease from prior period was driven by the management's efforts to repay or refinance variable rate debt with fixed rate debt.

With regard to our variable rate financing, we assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows.

We monitor interest rate risk using a variety of techniques, including periodically evaluating fixed interest rate quotes on variable rate debt and the costs associated with converting the debt to fixed rate debt. Also, existing fixed and variable rate loans that are scheduled to mature in the near term are evaluated for possible early refinancing or extension due to consideration given to current interest rates. We have taken significant steps in reducing our variable rate debt exposure by paying off property-level mortgage debt subject to floating rates. In the past, we have used and, may in the future, use interest rate hedges to managing our exposure to interest rates. Refer to Note 6 in the consolidated financial statements included herein this Annual Report for our mortgage debt principal amounts and weighted-average interest rates by year and expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.

We may continue to use derivative instruments to hedge exposures to changes in interest rates on loans secured by our properties. To the extent we do, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. We maintain credit policies with regard to our counterparties that we believe reduce overall credit risk. These policies include evaluating and monitoring our counterparties' financial condition, including their credit ratings, and entering into agreements with counterparties based on established credit limit policies. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The following table provides information about our financial instruments that are sensitive to changes in interest rates. For debt obligations outstanding as of December 31, 2022, the following table presents principal repayments and related weighted-average interest rates by contractual maturity dates (in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Maturing debt[(1)]:								
Fixed rate debt	$ 3,205	$ 3,355	$ 503,512	$ 54,379	$ 101,386	$ 500,000	$ 1,165,837	$ 1,063,944
Variable rate debt	2,333	276,818	—	—	—	—	279,151	277,914
Total	$ 5,538	$ 280,173	$ 503,512	$ 54,379	$ 101,386	$ 500,000	$ 1,444,988	$ 1,341,858
Weighted-average interest rate on debt:								
Fixed rate debt	4.59%	4.59%	6.36%	4.53%	4.63%	4.88%	5.48%	5.94%
Variable rate debt	6.69%	6.35%	—%	—%	—%	—%	6.35%	7.43%

(1) The debt maturity excludes net mortgage loan discounts, premiums and unamortized deferred loan costs of $15.9 million as of December 31, 2022.

Item 8. Financial Statements and Supplementary Data

See Index to Financial Statements on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure on Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of Principal Executive Officer and our Principal Financial Officer has evaluated, as of December 31, 2022, the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Based on that evaluation, our Principal Executive Officer and our Principal Financial Officer concluded that our disclosure controls and procedures, as of December 31, 2022, were effective for the purpose of ensuring that information required to be disclosed by us in this Annual Report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the Principal Executive Officer and the Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). The Company's internal controls over financial reporting are designed to provide reasonable assurance to our management and Board of Directors regarding the fair representation of published financial statements in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and our expenditures are being made only in accordance with authorizations of our management and our Board of Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In evaluating the effectiveness of our internal control over financial reporting as of December 31, 2022, management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on such evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Independent Registered Public Accounting Firm's Report on Internal Control Over Financial Reporting

KPMG LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein on page F-4, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal controls over financial reporting during the fourth quarter of the year ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by this Item is contained in our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 11. Executive Compensation

The information called for by this Item is contained in our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this Item is contained in our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information called for by this Item is contained in our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information called for by this Item is contained in our definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)   List of documents filed as a part of this Annual Report on Form 10-K:

1)   Financial Statements.

Report of Independent Registered Public Accounting Firm

The consolidated financial statements of the Company are set forth under "Part II-Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

2)   Financial Statement Schedules. The following financial statement schedule is filed herein on pages F-40 through F-42:

Schedule III - Real Estate and Accumulated Depreciation for Xenia Hotels & Resorts, Inc.

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

3)   Exhibits. The following exhibits are filed (or incorporated by reference herein) as a part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description
2.1	Separation and Distribution Agreement by and between Inland American Real Estate Trust, Inc. (n/k/a InvenTrust Properties Corp.) and Xenia Hotels & Resorts, Inc., dated as of January 20, 2015 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on January 23, 2015)
2.2 ++	Purchase and Sale Agreement dated as of February 25, 2022, and among Nashville Gulch Hotel LLC and XHR Acquisitions, LLC (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on May 3, 2022)
3.1	Articles of Restatement of Xenia Hotels & Resorts, Inc., as filed on November 10, 2015 with the Maryland Department of Assessments and Taxation (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on November 12, 2015)
3.2	Articles Supplementary of Xenia Hotels and Resorts, Inc., as filed on November 10, 2015 with the Maryland Department of Assessments and Taxation (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on November 12, 2015)
3.3	Articles Supplementary of Xenia Hotels and Resorts, Inc., as filed on March 15, 2017 with the Maryland Department of Assessments and Taxation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on March 15, 2017)
3.4	Articles of Amendment of Xenia Hotels and Resorts, Inc. as filed on May 22, 2018 with the Maryland Department of Assessments and Taxation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 23, 2018)
3.5	Articles Supplementary of Xenia Hotels and Resorts, Inc., as filed on May 22, 2018 with the Maryland Department of Assessments and Taxation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 23, 2018)
3.6	Third Amended and Restated Bylaws of Xenia Hotels & Resorts, Inc. (incorporated by reference to Exhibit 3.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on November 2, 2022)
4.1*	Description of the Registrants Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
4.2	Indenture, dated August 18, 2020, among XHR LP, Xenia Hotels & Resorts, Inc., the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on August 18, 2020)
4.3	Form of 6.375% Senior Secured Note due 2025 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on August 18, 2020)
4.4	Amendment No. 2 to Amended and Restated Revolving Credit Facility, dated July 30, 2020, among XHR LP, as borrower, Company and certain subsidiaries of the Company, as guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on August 18, 2020)
4.5	Amendment No. 4 to Term Loan Agreement, dated July 30, 2020, among XHR LP, as borrower, Company and certain subsidiaries of the Company, as guarantors, KeyBank National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on August 18, 2020)
4.6	Amendment No. 3 to Amended and Restated Revolving Credit Agreement, dated October 14, 2020, among XHR LP, as borrower, Company and certain subsidiaries of the Company, as guarantors, JP Morgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on October 20, 2020)
4.7	Amendment No. 5 to Term Loan Agreement, dated October 14, 2020, among XHR LP, as borrower, Company and certain subsidiaries of the Company, as guarantors, KeyBank National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on October 20, 2020)

Exhibit Number	Exhibit Description
4.8	Facility Increase Joinder to Amended and Restated Revolving Credit Agreement, dated October 14, 2020, among XHR LP, as borrower, Company and certain subsidiaries of the Company party thereto as guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on October 20, 2020)
4.9	Amendment No. 4 to Amended and Restated Revolving Credit Agreement, dated May 20, 2021, among XHR LP, as borrower, Company and certain subsidiaries of the Company, as guarantors, JP Morgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 27, 2021)
4.10	Amendment No. 6 to Term Loan Agreement, dated May 20, 2021, among XHR LP, as borrower, Company and certain subsidiaries of the Company, as guarantors, KeyBank National Association, as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 27, 2021)
4.11	Indenture, dated May 27, 2021, among XHR LP, Xenia Hotels & Resorts, Inc., the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 27, 2021)
4.12	Form of 4.875% Senior Secured Note due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 27, 2021)
10.1	Fourth Amended and Restated Agreement of Limited Partnership of XHR LP, dated as of November 10, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on November 12, 2015)
10.2	First Amendment to the Fourth Amended and Restated Agreement of Limited Partnership of XHR LP dated October 30, 2019 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on October 31, 2019)
10.3	Amended and Restated Revolving Credit Agreement, dated as of January 11, 2018, among XHR LP, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on January 12, 2018)
10.4	Amended and Restated Parent Guaranty, dated as of January 11, 2018, by Xenia Hotels & Resorts, Inc. for the benefit of JPMorgan Chase Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on January 12, 2018)
10.5	Amended and Restated Subsidiary Guaranty, dated as of January 11, 2018, by certain subsidiaries of XHR LP for the benefit of JPMorgan Chase Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K (File No. 001-36594) filed on February 27, 2018)
10.6	Amendment No. 1 to Amended and Restated Revolving Credit Agreement, dated as of June 30, 2020, by and among XHR LP, as borrower, Company and certain subsidiaries of the Company, as guarantors, JP Morgan Chase Bank, N.A., as administrative agent, the lenders and other parties party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on July 6, 2020)
10.7	Amendment No. 3 to Term Loan Agreement, dated as of June 30, 2020, by and among XHR LP, as borrower, Company and certain subsidiaries of the Company, as guarantors, KeyBank National Association, as administrative agent, the lenders party thereto and other parties party thereto (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on July 6, 2020)
10.8	Revolving Credit and Term Loan Agreement, dated as of January 10, 2023, by and among XHR LP, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on January 11, 2023)

Exhibit Number	Exhibit Description
10.9	Parent Guaranty, dated as of January 10, 2023, by Xenia Hotels & Resorts, Inc. for the benefit of JPMorgan Chase Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 001-36594) filed on January 11, 2023)
10.10+	Xenia Hotels & Resorts, Inc., XHR Holding, Inc. and XHR LP 2015 Incentive Award Plan (incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the Company's Registration Statement on Form 10 (File No. 001-36594) filed on January 9, 2015)
10.11+	First Amendment to Xenia Hotels & Resorts, Inc., XHR Holding, Inc. and XHR LP 2015 Incentive Award Plan (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K (File No. 001-36594) filed on February 28, 2017)
10.12+	Form of Class A Performance LTIP Unit Agreement (2017) (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K (File No. 001-36594) filed on February 28, 2017)
10.13+	Form of Time-Based LTIP Unit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 7, 2015)
10.14+	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on May 11, 2016)
10.15	Xenia Hotels & Resorts, Inc. Director Compensation Program, as Amended and Restated, dated as of February 19, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K (File No. 001-36594) filed on February 25, 2020)
10.16+	Form of LTIP Unit Agreement (Non-Employee Directors) (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K (File No. 001-36594) filed on February 27, 2018)
10.17+	Form of Indemnification Agreement entered into between Xenia Hotels & Resorts, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.15 to Amendment No. 3 to the Company's Registration Statement on Form 10 (File No. 001-36594) filed on January 9, 2015)
10.18+	Form of Severance Agreement (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 7, 2015)
10.19+	Xenia Hotels & Resorts, Inc. Retirement Policy dated as of February 18, 2020 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K (File No. 001-36594) filed on February 25, 2020)
10.20+	Form Time-Based Restricted Stock Unit Agreement (2020) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on May 11, 2020)
10.21+	Form Performance-Based Restricted Stock Unit Agreement (2020) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on May 11, 2020)
10.22+	Form Time-Based LTIP Unit Agreement (2020) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on May 11, 2020)
10.23+	Form of Class A Performance Unit Agreement (2020) (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-36594) filed on May 11, 2020)
10.24+	Form of Time-Based LTIP Unit Agreement (2020) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on June 8, 2020)
10.25+	Second Amendment to the Xenia Hotels & Resorts, Inc., XHR Holding, Inc. and XHR LP 2015 Incentive Award Plan (incorporated by reference Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 19, 2020)
10.26+	Third Amendment to the Xenia Hotels & Resorts, Inc., XHR Holding, Inc. and XHR LP 2015 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-36594) filed on May 19, 2020)
21.1*	Subsidiaries of Xenia Hotels & Resorts, Inc.

Exhibit Number	Exhibit Description
23.1*	Consent of KPMG LLP
31.1*	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith

\+   Management contract or compensatory plan

++   Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XENIA HOTELS & RESORTS, INC.

/s/ MARCEL VERBAAS

By: Marcel Verbaas
       Chairman and Chief Executive Officer
Date: March 1, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ MARCEL VERBAAS Name: Marcel Verbaas	Chairman and Chief Executive Officer (principal executive officer)	March 1, 2023
By: /s/ ATISH SHAH Name: Atish Shah	Executive Vice President, Chief Financial Officer and Treasurer (principal financial officer)	March 1, 2023
By: /s/ JOSEPH T. JOHNSON Name: Joseph T. Johnson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	March 1, 2023
By: /s/ DENNIS D. OKLAK Name: Dennis D. Oklak	Lead Director	March 1, 2023
By: /s/ JOHN H. ALSCHULER, JR. Name: John H. Alschuler, Jr.	Director	March 1, 2023
By: /s/ KEITH E. BASS Name: Keith E. Bass	Director	March 1, 2023
By: /s/ THOMAS M. GARTLAND Name: Thomas M. Gartland	Director	March 1, 2023
By: /s/ BEVERLY K. GOULET Name: Beverly K. Goulet	Director	March 1, 2023
By: /s/ ARLENE ISAACS-LOWE Name: Arlene Isaacs-Lowe	Director	March 1, 2023
By: /s/ MARY ELIZABETH McCORMICK Name: Mary Elizabeth McCormick	Director	March 1, 2023
By: /s/ TERRENCE O. MOOREHEAD Name: Terrence O. Moorehead	Director	March 1, 2023

XENIA HOTELS & RESORTS, INC.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Xenia Hotels & Resorts, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Xenia Hotels & Resorts, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 1, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the estimated hold periods for investments in hotel properties

As discussed in Note 2 to the consolidated financial statements, the Company assesses the carrying values of hotel properties whenever events or changes in circumstances indicate that the carrying amount of the hotel properties may not be fully recoverable. As of December 31, 2022, investments in hotel properties were $2.6 billion.

We identified the assessment of the Company's evaluation of the estimated hold periods for hotel properties as a critical audit matter. Subjective auditor judgment was required to assess the relevant events or changes in circumstances that the Company used to evaluate its estimated hold periods. A shortening of the estimated hold periods could indicate a potential impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company's process to evaluate potential changes in the estimated hold periods for hotel properties. We evaluated the relevant considerations that the Company used to evaluate its estimated hold periods by:

- inquiring of Company officials

- obtaining written representations regarding status of potential plans to dispose of hotel properties

- reading minutes of the meetings of the Company's Board of Directors

- reading external communications with investors.

Evaluation of the fair value of land in the W Nashville hotel acquisition

As discussed in Notes 2 and 4 to the consolidated financial statements, the Company acquired the W Nashville hotel for approximately $328.5 million during the year ended December 31, 2022. The Company determined the acquisition to be an asset acquisition and recognized the individual assets and liabilities acquired at cost using a relative fair value allocation as of the acquisition date.

We identified the evaluation of the fair value of land in the W Nashville hotel acquisition as a critical audit matter. Challenging auditor judgment, including specialized skills and knowledge, was required to identify comparable land sales within the pertinent market areas and to evaluate adjustments made to the selling prices of such transactions to account for differences in property attributes in the Company's determination of the fair value of land.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company's evaluation of the population of comparable transactions and the adjustments to the comparable market transactions for differences in property attributes. We involved valuation professionals with specialized skills and knowledge, who assisted in:

- evaluating market comparable transactions, including adjustments to the selling prices of such transactions, used by the Company in the determination of fair value

- independently obtaining third-party audit evidence of comparable sales transactions from industry sources, including information about the transaction prices and features of the comparable assets, and compared this evidence to the Company's fair value of land acquired.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Orlando, Florida
March 1, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Xenia Hotels & Resorts, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Xenia Hotels & Resorts, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes and financial statement schedule III (collectively, the consolidated financial statements), and our report dated March 1, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Orlando, Florida
March 1, 2023

XENIA HOTELS & RESORTS, INC.
Consolidated Balance Sheets
As of December 31, 2022 and 2021
(Dollar amounts in thousands)

		December 31, 2022		December 31, 2021
Assets				
Investment properties:				
Land	$	460,536	$	431,427
Buildings and other improvements		3,086,785		2,856,671
Total	$	3,547,321	$	3,288,098
Less: accumulated depreciation		(945,786)		(888,717)
Net investment properties	$	2,601,535	$	2,399,381
Cash and cash equivalents		305,103		517,377
Restricted cash and escrows		60,807		36,854
Accounts and rents receivable, net of allowance for doubtful accounts		37,562		28,528
Intangible assets, net of accumulated amortization (Note 5 and Note 8)		5,060		5,446
Other assets		69,988		65,109
Assets held for sale		—		34,621
Total assets	$	3,080,055	$	3,087,316
Liabilities				
Debt, net of loan premiums, discounts and unamortized deferred financing costs (Note 6)	$	1,429,105	$	1,494,231
Accounts payable and accrued expenses		107,097		84,051
Distributions payable		11,455		89
Other liabilities		72,390		68,559
Liabilities associated with assets held for sale		—		2,305
Total liabilities	$	1,620,047	$	1,649,235
Commitments and Contingencies (Note 13)				
Stockholders' equity				
Common stock, $0.01 par value, 500,000,000 shares authorized, 112,519,672 and 114,306,727 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		1,126		1,143
Additional paid in capital		2,063,273		2,090,393
Accumulated other comprehensive loss		—		(4,089)
Accumulated distributions in excess of net earnings		(623,216)		(656,461)
Total Company stockholders' equity	$	1,441,183	$	1,430,986
Non-controlling interests		18,825		7,095
Total equity	$	1,460,008	$	1,438,081
Total liabilities and equity	$	3,080,055	$	3,087,316

The accompanying notes are an integral part of these consolidated financial statements.

XENIA HOTELS & RESORTS, INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2022, 2021 and 2020
(Dollar amounts in thousands, except per share data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenues:						
Rooms revenues	$	576,279	$	377,020	$	217,960
Food and beverage revenues		337,792		173,035		105,857
Other revenues		83,536		66,133		45,959
Total revenues	$	997,607	$	616,188	$	369,776
Expenses:						
Rooms expenses		137,589		93,538		71,986
Food and beverage expenses		224,391		125,233		93,487
Other direct expenses		23,847		18,258		12,996
Other indirect expenses		249,992		186,517		161,418
Management and franchise fees		36,456		22,501		11,646
Total hotel operating expenses	$	672,275	$	446,047	$	351,533
Depreciation and amortization		132,648		129,393		146,511
Real estate taxes, personal property taxes and insurance		44,388		40,888		50,955
Ground lease expense		2,793		1,153		2,031
General and administrative expenses		34,250		30,564		29,994
Gain on business interruption insurance		(2,487)		(1,602)		—
Other operating expenses		1,070		213		1,402
Impairment and other losses		1,278		30,416		29,044
Total expenses	$	886,215	$	677,072	$	611,470
Operating income (loss)	$	111,392	$	(60,884)	$	(241,694)
Gain (loss) on sale of investment properties		27,286		(75)		93,630
Other income (loss)		4,178		(2,297)		28,911
Interest expense		(82,727)		(81,285)		(61,975)
Loss on extinguishment of debt		(294)		(1,356)		(1,625)
Net income (loss) before income taxes	$	59,835	$	(145,897)	$	(182,753)
Income tax (expense) benefit		(2,205)		(718)		15,867
Net income (loss)	$	57,630	$	(146,615)	$	(166,886)
Net (income) loss attributable to non-controlling interests	$	(1,708)	$	3,098	$	3,556
Net income (loss) attributable to common stockholders	$	55,922	$	(143,517)	$	(163,330)

XENIA HOTELS & RESORTS, INC.
Consolidated Statements of Operations and Comprehensive Income (Loss) - Continued
For the Years Ended December 31, 2022, 2021 and 2020
(Dollar amounts in thousands, except per share data)

	Year Ended December 31,					
		2022		**2021**		**2020**
Basic and diluted earnings (loss) per share						
Net income (loss) per share available to common stockholders	$	0.49	$	(1.26)	$	(1.44)
Weighted-average number of common shares (basic)		114,068,733		113,801,862		113,489,015
Weighted-average number of common shares (diluted)		114,418,177		113,801,862		113,489,015
Comprehensive Income (Loss):						
Net income (loss)	$	57,630	$	(146,615)	$	(166,886)
Other comprehensive income (loss):						
Unrealized gain (loss) on interest rate derivative instruments		2,932		2,991		(18,133)
Reclassification adjustment for amounts recognized in net income (loss) (interest expense)		1,600		7,597		7,969
	$	62,162	$	(136,027)	$	(177,050)
Comprehensive income (loss) attributable to non-controlling interests:						
Comprehensive (income) loss attributable to non-controlling interests	$	(2,151)	$	2,846	$	3,891
Comprehensive income (loss) attributable to the Company	$	60,011	$	(133,181)	$	(173,159)

The accompanying notes are an integral part of these consolidated financial statements.

XENIA HOTELS & RESORTS, INC.
Consolidated Statements of Changes in Equity
For the Years Ended December 31, 2022, 2021 and 2020
(Dollar amounts in thousands, except per share data)

	Common Stock		Additional paid in capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Distributions in Excess of Net Earnings	Non-controlling Interests of Operating Partnership	Total
	Shares	Amount					
Balance at December 31, 2019	112,670,757	$ 1,127	$ 2,060,924	$ (4,596)	$ (318,434)	$ 36,137	$ 1,775,158
Net income (loss)	—	—	—	—	(163,330)	(3,556)	(166,886)
Repurchase of common shares, net	(165,516)	(2)	(2,262)	—	—	—	(2,264)
Dividends, common share / units ($0.275)	—	—	—	—	(31,238)	(323)	(31,561)
Share-based compensation	176,229	2	3,277	—	—	8,643	11,922
Shares redeemed to satisfy tax withholding on vested share-based compensation	(48,489)	(1)	(718)	—	—	—	(719)
Redemption of Operating Partnership Units	1,122,532	12	19,143	—	—	(27,778)	(8,623)
Other comprehensive income (loss):							
Unrealized loss on interest rate derivative instruments	—	—	—	(17,611)	—	(522)	(18,133)
Reclassification adjustment for amounts recognized in net loss	—	—	—	7,782	—	187	7,969
Balance at December 31, 2020	113,755,513	1,138	2,080,364	(14,425)	(513,002)	12,788	1,566,863
Net income (loss)	—	—	—	—	(143,517)	(3,098)	(146,615)
Share-based compensation	205,806	2	3,399	—	58	8,834	12,293
Shares redeemed to satisfy tax withholding on vested share-based compensation	(54,514)	(1)	(959)	—	—	—	(960)
Redemption of Operating Partnership Units	399,922	4	7,589	—	—	(11,681)	(4,088)
Other comprehensive income (loss):							
Unrealized gain on interest rate derivative instruments	—	—	—	2,923	—	68	2,991
Reclassification adjustment for amounts recognized in net loss	—	—	—	7,413	—	184	7,597
Balance at December 31, 2021	114,306,727	1,143	2,090,393	(4,089)	(656,461)	7,095	1,438,081
Net income (loss)	—	—	—	—	55,922	1,708	57,630
Repurchase of common shares, net	(1,912,794)	(19)	(28,181)	—	—	—	(28,200)
Dividends, common share / units ($0.20)	—	—	—	—	(22,677)	(407)	(23,084)
Share-based compensation	176,459	2	1,821	—	—	9,986	11,809
Shares redeemed to satisfy tax withholding on vested share-based compensation	(50,720)	—	(760)	—	—	—	(760)
Other comprehensive income (loss):							
Unrealized gain on interest rate derivative instruments	—	—	—	2,535	—	397	2,932
Reclassification adjustment for amounts recognized in net income	—	—	—	1,554	—	46	1,600
Balance at December 31, 2022	112,519,672	$ 1,126	$ 2,063,273	$ —	$ (623,216)	$ 18,825	$ 1,460,008

The accompanying notes are an integral part of these consolidated financial statements.

XENIA HOTELS & RESORTS, INC.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2021 and 2020
(Dollar amounts in thousands)

		Year Ended December 31,				
		2022		**2021**		**2020**
Cash flows from operating activities:						
Net income (loss)	$	57,630	$	(146,615)	$	(166,886)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation		132,113		128,323		143,941
Non-cash ground rent and amortization of other intangibles		535		1,070		2,613
Amortization of debt premiums, discounts, and financing costs		5,260		5,952		3,874
Loss on extinguishment of debt		294		1,356		1,625
(Gain) loss on sale of investment properties		(27,286)		75		(93,630)
Impairment and other losses		—		28,899		29,044
Gain on insurance recoveries		(3,550)		—		—
Share-based compensation expense		11,411		11,615		10,930
Deferred interest expense		(409)		—		3,451
Other non-cash adjustments		—		—		508
Changes in assets and liabilities:						
Accounts and rents receivable		(8,920)		(19,676)		27,352
Other assets		(6,760)		(3,693)		(12,459)
Accounts payable and accrued expenses		22,485		24,062		(23,289)
Other liabilities		4,326		9,395		(4,796)
Net cash provided by (used in) operating activities	$	187,129	$	40,763	$	(77,722)
Cash flows from investing activities:						
Purchase of investment properties		(328,493)		—		—
Capital expenditures		(70,376)		(31,819)		(69,228)
Proceeds from sale of investment properties		127,119		4,717		320,416
Proceeds from property insurance		4,017		—		—
Performance guaranty payments		2,340		2,892		3,000
Net cash (used in) provided by investing activities	$	(265,393)	$	(24,210)	$	254,188
Cash flows from financing activities:						
Payoff of mortgage debt		(65,000)		(56,750)		(51,000)
Principal payments of mortgage debt		(4,550)		(5,991)		(2,215)
Principal payments on Corporate Credit Facility Term Loan		—		(150,000)		(300,000)
Proceeds from draws on the Revolving Credit Facility		—		—		340,000
Payments on the Revolving Credit Facility		—		(163,093)		(336,907)
Proceeds from Senior Notes		—		500,000		500,500
Payment of loan fees and issuance costs		—		(10,233)		(18,143)
Repurchase of common shares		(28,200)		—		(2,264)
Redemption of Operating Partnership Units		—		(4,088)		(8,623)
Dividends and dividend equivalents		(11,680)		(54)		(63,162)
Shares redeemed to satisfy tax withholding on vested share-based compensation		(627)		(899)		(812)
Net cash (used in) provided by financing activities	$	(110,057)	$	108,892	$	57,374
Net (decrease) increase in cash and cash equivalents and restricted cash		(188,321)		125,445		233,840
Cash and cash equivalents and restricted cash, at beginning of year		554,231		428,786		194,946
Cash and cash equivalents and restricted cash, at end of year	$	365,910	$	554,231	$	428,786

XENIA HOTELS & RESORTS, INC.
Consolidated Statements of Cash Flows - Continued
For the Years Ended December 31, 2022, 2021 and 2020
(Dollar amounts in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Supplemental disclosure of cash flow information:			
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the amount shown in the consolidated statements of cash flows:			
Cash and cash equivalents	$ 305,103	$ 517,377	$ 389,823
Restricted cash	60,807	36,854	38,963
Total cash and cash equivalents and restricted cash shown in the statements of cash flows	$ 365,910	$ 554,231	$ 428,786
The following represents cash paid during the periods presented for the following:			
Cash paid for interest, net of capitalized interest	$ 77,487	$ 74,022	$ 43,961
Cash paid for income taxes	2,165	274	1,621
Supplemental schedule of non-cash investing and financing activities:			
Accrued capital expenditures	$ 1,510	$ 848	$ 2,022
Distributions payable	11,455	89	202
Mortgage assumed by buyer related to sale of investment property	—	—	60,269

The accompanying notes are an integral part of these consolidated financial statements.

XENIA HOTELS & RESORTS, INC.
Notes to Consolidated Financial Statements
December 31, 2022

1. Organization

Xenia Hotels & Resorts, Inc. (the "Company" or "Xenia") is a Maryland corporation that invests primarily in uniquely positioned luxury and upper upscale hotels and resorts in the top 25 lodging markets as well as key leisure destinations in the United States ("U.S.").

Substantially all of the Company's assets are held by, and all the operations are conducted through, XHR LP (the "Operating Partnership"). XHR GP, Inc. is the sole general partner of XHR LP and is wholly-owned by the Company. As of December 31, 2022, the Company collectively owned 97.0% of the common limited partnership units issued by the Operating Partnership ("Operating Partnership Units"). The remaining 3.0% of the Operating Partnership Units are owned by the other limited partners comprised of certain of our executive officers and current or former members of our Board of Directors and includes vested and unvested long-term incentive plan ("LTIP") partnership units. LTIP partnership units may or may not vest based on the passage of time and meeting certain market-based performance objectives.

Xenia operates as a real estate investment trust ("REIT") for U.S. federal income tax purposes. To qualify as a REIT, the Company cannot operate or manage its hotels. Therefore, the Operating Partnership and its subsidiaries lease the hotel properties to XHR Holding, Inc. and its subsidiaries (collectively with its subsidiaries, "XHR Holding"), the Company's taxable REIT subsidiary ("TRS"), which engages third-party eligible independent contractors to manage the hotels.

As of December 31, 2022, the Company owned 32 lodging properties with a total of 9,508 rooms (unaudited). As of December 31, 2021, the Company owned 34 lodging properties with a total of 9,659 rooms (unaudited). As of December 31, 2020, the Company owned 35 lodging properties with 10,011 rooms (unaudited).

Ongoing Recovery from COVID-19

Our hotel portfolio experienced a broad-based recovery from COVID-19 during 2022 with a continuation of strong leisure bookings and an acceleration of business transient and group demand. As the recovery continues, we expect that the pace will vary from market to market and may be uneven in nature.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company, the Operating Partnership, XHR Holding, as well as all wholly-owned subsidiaries and consolidated real estate investments. The Company's subsidiaries and real estate investments generally consist of limited liability companies, limited partnerships and the TRS. The effects of all inter-company transactions have been eliminated. Corporate costs associated with our executive offices, personnel and other administrative costs are reflected as general and administrative expenses.

Each property maintains its own books and financial records and each entity's assets are not available to satisfy the liabilities of other affiliated entities.

Reclassifications

Certain prior year amounts in these consolidated financial statements have been reclassified to conform to the presentation as of and for the year ended December 31, 2022.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using management's best judgment, after considering past, current and expected economic conditions. Actual results could differ from these estimates.

Risks and Uncertainties

As a result of the COVID-19 pandemic, the majority of the Company's hotels and resorts temporarily suspended operations for certain periods of time during 2020. All of the Company's hotels had resumed operations by the end of May 2021. While our business is experiencing broad-based recovery from the COVID-19 pandemic led by robust leisure demand and growth in group and business transient travel, future demand may be varied and uneven as the pace and consistency of the global recovery continues to progress and remains uncertain.

The Company cannot predict with certainty the full extent and duration of the effects of the COVID-19 pandemic on its business, operating margins, results of operations, cash flows, financial condition, the market price of its common stock, its ability to make distributions to its shareholders, its access to equity and credit markets or its ability to service its indebtedness. Further, the Company continues to monitor and evaluate the challenges associated with inflationary pressures, rising interest rates, a potential domestic and/or global recession, the evolving workforce landscape, particularly related to industry-wide labor shortages and increases in cost of labor, as well as ongoing supply chain issues which may continue to impact the hotels' ability to source operating supplies and other materials. Additionally, the effects of the pandemic or other economic challenges could materially and adversely affect the Company's ability to consummate acquisitions and dispositions of hotel properties in the near term.

For the year ended December 31, 2022, the Company had a geographical concentration of revenues generated from hotels in the Orlando, Florida, Phoenix, Arizona and San Diego, California markets that exceeded 10% of total revenues for the period then ended. For the year ended December 31, 2021, the Company had a geographical concentration of revenues generated from hotels in the Orlando, Florida, Phoenix, Arizona, San Diego, California, and Houston, Texas markets that exceeded 10% of total revenues for the period then ended. For the year ended December 31, 2020, the Company had a geographical concentration of revenues generated from hotels in the Orlando, Florida and Phoenix, Arizona markets that exceeded 10% of total revenues for the period then ended. Further, over 30% of the Company's total revenues for the years ended December 31, 2022, 2021 and 2020, respectively, were concentrated in its five largest hotels. In addition, as of December 31, 2022, approximately 23%, 20%, and 12% of total rooms were located in Texas, California and Florida, respectively (unaudited). The concentration of hotels in a certain region may expose us to risks of adverse legislation or economic developments, such as unfavorable treatment from state authorities, negative trends in the industry sectors that are concentrated in these markets and more severe restrictions related to the COVID-19 pandemic, that are greater than if the portfolio were more geographically diverse. These economic developments include regional economic downturns, significant increases in the number of competitive hotels in these markets and potentially higher local property, sales and income taxes in the geographic markets and jurisdictions in which the portfolio is concentrated. In addition, certain hotels may be subject to the effects of adverse acts of nature, such as winter storms, hailstorms, strong winds, tropical storms, hurricanes, wildfires, earthquakes, tornadoes, and tsunamis which have in the past caused flooding and other property damage in specific geographic locations, including in the Texas, California and Florida markets.

Consolidation

The Company evaluates its investments in partially owned entities to determine whether such entities may be a variable interest entity ("VIE") or voting interest entities. If the entity is determined to be a VIE, the determination of whether the Company is the primary beneficiary must then be made. The primary beneficiary determination is based on a qualitative assessment as to whether the entity has (i) power to direct significant activities of the VIE and (ii) an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company will consolidate a VIE if it is deemed to be the primary beneficiary. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary or the entity is not a VIE and the Company does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions.

The Operating Partnership is a VIE. The Company's significant asset is its investment in the Operating Partnership, as described in Note 1, and consequently, substantially all of the Company's assets and liabilities represent those assets and liabilities of the Operating Partnership.

Non-controlling Interests

The Company's consolidated financial statements include entities in which the Company has a controlling financial interest. Non-controlling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a consolidating parent. Such non-controlling interests are reported on the consolidated balance sheet within equity, separately from the Company's equity. On the consolidated statement of operations and comprehensive (loss) income, revenues, expenses and net income or loss from less-than-wholly-owned consolidated subsidiaries are reported at the consolidated amounts, including both the amounts attributable to the Company and non-controlling interests. Net income or loss is allocated to non-controlling interests based on their weighted-average ownership percentage for the applicable period. The consolidated statements of changes in equity includes beginning balances, activity for the period and ending balances for stockholders' equity, non-controlling interests and total equity.

However, if the Company's non-controlling interests are redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, they must be classified outside of permanent equity. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to non-controlling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company evaluates whether the Company controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. As of December 31, 2022, all share-based payments awards are included in permanent equity.

As of December 31, 2022, the consolidated results of the Company included the ownership interests of its Operating Partnership Units in the Operating Partnership, which are held by certain of the Company's executive officers and current or former members of its Board of Directors.

Cash and Cash Equivalents

The Company considers all demand deposits, money market accounts and investments in certificates of deposit and repurchase agreements purchased with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant as the Company does not anticipate the financial institutions' non-performance.

Restricted Cash and Escrows

Restricted cash primarily relates to furniture, fixtures and equipment replacement reserves ("FF&E reserves") as required per the terms of our management and franchise agreements, cash held in restricted escrows for real estate taxes and insurance, capital spending reserves and, at times, disposition related hold back escrows.

Capitalization and Depreciation

Real estate is reflected at cost less accumulated depreciation. Ordinary repairs and maintenance are expensed as incurred.

Direct and indirect costs that are related to the construction and improvements of investment properties are capitalized. Interest and costs incurred for property taxes and insurance are capitalized during periods in which activities necessary to get the property ready for its intended use are in progress. The Company did not capitalize any interest for the years ended December 31, 2022 and 2021 and capitalized $0.5 million for the year ended December 31, 2020. The Company also capitalizes project management compensation-related costs and travel expenses as these are costs directly related to the renovations and capital improvements of our hotel portfolio, which included $2.5 million, $2.2 million, and $2.4 million and for the years ended December 31, 2022, 2021 and 2020, respectively.

Depreciation expense is computed using the straight-line method. Investment properties are depreciated based upon estimated useful lives of 30 years for building and improvements and 5 to 15 years for furniture, fixtures and equipment and site improvements.

Per the terms of one of our management agreements, the third-party manager has guaranteed certain performance thresholds through December 31, 2023. The performance guaranty is related to one of our hotels for which the Company paid consideration to an affiliate of the respective third-party manager to take assignment of the purchase agreement in order to acquire the hotel. If performance does not meet these established thresholds, the third-party manager is required to reimburse the Company for certain fees and/or pay a performance guaranty as calculated per the terms of the respective agreement. During the years ended December 31, 2022, 2021, and 2020, the Company received $2.3 million, $2.9 million and $3.0 million, respectively, as a result of these performance thresholds not being met. The proceeds were recorded as a reduction of the initial basis in land and building and other improvements on the same pro rata basis as the original purchase price allocation and will be amortized over the respective remaining useful life.

Acquisition of Real Estate

Investments in hotel properties, including land and land improvements, building and building improvements, furniture, fixtures and equipment, and identifiable intangible assets and liabilities, will generally be accounted for as asset acquisitions. Acquired assets are recorded at their relative fair value based on total accumulated costs of the acquisition. Direct acquisition-related costs are capitalized as a component of the acquired assets. This includes all costs related to finding, analyzing and negotiating a transaction.

The allocation of the purchase price is an area that requires judgment and significant estimates. Tangible and intangible assets include land, building and improvements, furniture, fixtures and equipment, inventory, acquired above market and below market leases, in-place lease value (if applicable), advance bookings, and any assumed financing that is determined to have above or below market terms. Acquisition-date fair values of assets and assumed liabilities are determined based on replacement costs, appraised values, and estimated fair values using methods similar to those used by independent appraisers and that use appropriate discount and/or capitalization rates and available market information.

The Company determines whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties in the market at the time that the loan is assumed. The Company allocates a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases in the market at the time of acquisition and lost rent payments during an assumed lease up period when calculating vacant fair values for properties acquired with space leases to third-party tenants, which is typically retail or restaurant space. The Company also evaluates each acquired lease, including ground leases, based upon current market rates at the acquisition date and considers various factors including geographical location, size and location of leased land or retail space in determining whether the acquired lease is above or below market. After an acquired lease is determined to be above or below market, the Company allocates a portion of the purchase price to such above or below market lease intangible based upon the present value of the difference between the contractual lease rate and the estimated market rate. For leases with fixed rate renewals, renewal periods are included in the calculation of below market in-place lease values. The determination of the discount rate used in the present value calculation is based upon the "risk free rate" and current interest rates. This discount rate is a significant factor in determining the market valuation which requires judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property.

The portion of the purchase price allocated to acquired above or below market lease costs are amortized on a straight-line basis over the life of the related lease, including the respective renewal periods, and is recorded as non-cash rent expense. The portion of the purchase price allocated to acquired in-place lease intangibles are amortized on a straight-line basis over the life of the related lease and is recorded as amortization expense. The portion of the purchase price allocated to advance bookings is amortized on a straight-line basis over the estimated life and is recorded as amortization expense.

Impairment

Long-lived assets and intangibles

The Company assesses the carrying values of the respective long-lived assets, which includes hotel properties and the related intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Events or circumstances that may cause a review include, but are not limited to, when (1) a hotel property experiences a significant decrease in the market price of the long-lived asset, (2) a hotel property experiences a current or projected loss from operations combined with a history of operating or cash flow losses, (3) it becomes more likely than not that a hotel property will be sold before the end of its useful life, (4) an accumulation of costs is significantly in excess of the amount originally expected for the acquisition, construction or renovation of a long-lived asset, (5) adverse changes in demand occur for lodging at a specific property due to declining national or local economic conditions and/or new hotel construction in markets where the hotel is located, (6) there is a significant adverse change in legal factors or in the business climate that could affect the value of the long-lived asset and/or (7) a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition. If it is determined that the carrying value is not recoverable because the undiscounted cash flows do not exceed carrying value, the Company records an impairment charge to the extent that the carrying value exceeds fair value.

During the year ended December 31, 2021, the Company recorded an impairment loss of $12.6 million for the 352-room Marriott Charleston Town Center to reduce the carrying value of the long-lived asset to its fair value. The impairment was the result of a shortened estimated hold period due to the expected sale. The hotel was sold in November 2021. Additionally, in November 2021, the Company entered into an agreement to sell the 191-room Kimpton Hotel Monaco Chicago for a sale price of $36.0 million and the buyer funded an at-risk deposit. In accordance with the Company's impairment policy, management estimated the undiscounted cash flows for the scenario of a shortened hold period and for holding the asset long-term. Based on the results of the probability weighted-average undiscounted cash flow analysis, management determined the hotel was impaired as the estimated undiscounted cash flows were less than the carrying value of the hotel as of December 31, 2021. Management determined the impairment loss as the excess of carrying value over estimated fair value. As a result, for the year ended December 31, 2021, the Company recorded an impairment loss of $15.7 million for this property. The hotel was sold in January 2022. Finally, the Company wrote off $0.6 million of previously capitalized design costs related to a renovation project that will no longer be completed due to a change of scope. These impairment losses are included in impairment and other losses on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2021.

During the year ended December 31, 2020, the Company recorded an impairment loss of $8.9 million for Renaissance Austin Hotel to reduce the carrying value of the long-lived asset to its fair value. The impairment was the result of a shortened estimated hold period due to the expected sale. The hotel was sold in November 2020.

Refer to Notes 4 and 8 for further information.

Involuntary Conversion

In August 2021, Hurricane Ida impacted Loews New Orleans Hotel located in New Orleans, Louisiana. During the year ended December 31, 2022, the Company expensed additional hurricane-related repair and cleanup costs of $1.3 million.

Additionally, for the year ended December 31, 2021, the Company expensed $1.1 million of hurricane-related repair and cleanup costs related to Loews New Orleans Hotel which sustained damage from Hurricane Ida as well as $0.4 million of storm-related repair and cleanup costs related to two hotels that sustained damage as a result of the Texas winter storms in February 2021. These amounts are included in impairment and other losses on the consolidated statement of operations and comprehensive loss for the period then ended. Any insurance proceeds received in excess of the recorded loss will be treated as a gain and will not be recorded until contingencies are resolved.

Goodwill

The excess of the cost of an acquired entity (i.e. those that met the definition of an acquired business), over the net of the fair values assigned to assets acquired (including identified intangible assets and liabilities) assumed is recorded as goodwill. Goodwill has been recognized and allocated to specific properties. The Company tests goodwill for impairment annually or more frequently if events or changes in circumstances indicate impairment.

The Company has the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The optional qualitative assessment determines whether it is more likely than not that the specific goodwill's fair value is less than its carrying amount. If it is determined that it is more likely than not that the goodwill is impaired, the Company performs a single-step analysis to identify and measure impairment. The fair value of goodwill is based on either the direct capitalization method or the discounted cash flow valuation method. The direct capitalization method is based on a capitalization rate, which is generally observable (a Level 2 input, but at times could be unobservable, which is a Level 3 input), applied to the underlying hotel's most recent stabilized trailing twelve month net operating income at the time of the fair value analysis. The discounted cash flow method is based on estimated future cash flow projections that utilize discount rates, terminal capitalization rates, and planned capital expenditures, which are generally unobservable in the market place (Level 3 inputs). These estimates approximate the inputs the Company believes would be utilized by market participants in assessing fair value. The estimates of future cash flows are based on a number of factors, including the historical operating results, estimated growth rates, known trends, and market/economic conditions. If the carrying amount of the property's assets, including goodwill, exceeds its estimated fair value an impairment charge is recorded in an amount equal to that excess but only to the extent the value of goodwill is reduced to zero.

As of December 31, 2022 and 2021, the Company had goodwill of $4.9 million, which is included in intangible assets, net of accumulated amortization on the consolidated balance sheets. During the year ended December 31, 2020, the Company determined the carrying values of goodwill related to Andaz Savannah and Bohemian Hotel Savannah Riverfront, Autograph Collection, were in excess of their fair values and therefore recorded an impairment charge of $20.1 million related to these two hotels. Refer to Notes 5 and 8 for further information.

Impairment estimates

The use of projected future cash flows, both undiscounted and discounted, and estimated hold periods are based on assumptions that are consistent with the estimates of future expectations and the strategic plan the Company uses to manage its underlying business. These assumptions and estimates about future cash flows, including the uncertainty regarding the extent and duration of the recovery from of the impact of the COVID-19 pandemic on our operations, along with the capitalization and discount rates used to determine these estimates are complex and subjective. The determination of fair value and possible subsequent impairment of long-lived investment properties and/or goodwill is a significant estimate that can and does change based on the Company's continuous process of analyzing each property and reviewing assumptions about uncertain inherent factors, as well as the economic condition of the property at a particular point in time. Changes in economic and operating conditions and the Company's ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

Leases

For leases with terms longer than 12 months, the Company evaluates the lease at commencement to determine if the lease is an operating or finance lease and recognizes a right-of-use asset and lease liability on the balance sheet. If a lease includes variable lease payments that are based on an index or rate, such as the Consumer Price Index, these increases are included in the lease liability. For leases that have extension options, which can be exercised at the Company's discretion, management uses judgment to determine if it is reasonably certain that such extension options will be elected. If the extension options are reasonably certain to occur, the Company includes the extended term lease payments in the calculation of the respective lease liability. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

If the rate implicit in the lease is not readily determinable, the incremental borrowing rate is used. The incremental borrowing rate used to discount the lease liability is determined at commencement of the lease, or upon modification of the lease, as the interest rate a lessee would have to pay to borrow on a fully collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Management uses a portfolio approach to develop a base incremental borrowing rate for our various lease types. This approach includes consideration of the Company's incremental borrowing rate at both the corporate and property level and analysis of current market conditions for obtaining new financings. Management then adjusts the base incremental borrowing rate to take into consideration an individual lease's credit risk, total lease payments, and remaining lease term.

Certain of our hotels have retail space that is leased to third-parties. Rental income from retail leases is recognized on a straight-line basis over the term of the underlying lease and is included in other income on the consolidated statement of operations and comprehensive (loss) income. Percentage rent is recognized at the point in time in which the underlying thresholds are achieved and percentage rent is earned.

Insurance Recoveries

Insurance proceeds received in excess of recognized losses are treated as gain and are not recorded until contingencies are resolved. During the year ended December 31, 2022, the Company recorded insurance proceeds related to damage sustained at Loews New Orleans Hotel during Hurricane Ida. These insurance proceeds were in excess of recognized losses and resulted in a gain on insurance recovery $3.6 million for the year ended December 31, 2022, which are included in other income (loss) on the consolidated statements of operations and comprehensive income (loss) for the period then ended.

At times, the Company may be entitled to business interruption proceeds for certain properties; however, it will not record an insurance recovery receivable for these types of losses until a final settlement has been reached with the insurance company. Any insurance proceeds received in excess of insurance deductibles will be accounted for as a gain. No business interruption insurance recovery receivables were accrued as of December 31, 2022.

During the year ended December 31, 2022, the Company recognized $1.5 million in business interruption insurance proceeds for a portion of lost income at Loews New Orleans Hotel due to the impact of Hurricane Ida in August 2021 as well as $1.0 million in proceeds for lost income for certain properties in Texas due to the impact of the Texas winter storms in February 2021.

During the year ended December 31, 2021, the Company recognized $1.6 million in business interruption insurance proceeds, of which $1.1 million was attributed to lost revenue associated with cancellations in 2020 related to the COVID-19 pandemic and $0.5 million was attributed to lost income in 2021 as a result of damage from the Texas winter storms in February 2021.

These amounts are included in gain on business interruption insurance on the consolidated statements of operations and comprehensive income (loss) for the periods then ended.

Investment Properties Held for Sale

In determining whether to classify an investment property as held for sale, the Company considers whether: (i) management has committed to a plan to sell the investment property; (ii) the investment property is available for immediate sale, in its present condition; (iii) the Company is actively marketing the investment property for sale at a price that is reasonable in relation to its fair value; (iv) the Company has initiated a program to locate a buyer; (v) the Company believes that the sale of the investment property is probable; (vi) the Company has received a significant non-refundable deposit for the purchase of the property; and (vii) actions required for the Company to complete the plan indicate that it is unlikely that any significant changes will be made to the plan.

If all of the above criteria are met, the Company classifies the investment property as held for sale. On the day that these criteria are met, the Company suspends depreciation and amortization on the investment properties held for sale. The investment properties, other assets and liabilities associated with those investment properties that are held for sale are classified separately on the consolidated balance sheet for the most recent reporting period, and are presented at the lesser of the carrying value or fair value, less costs to sell.

Additionally, if the sale constitutes a strategic shift with a major effect on operations, as defined in ASU 2014-08 Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2014-08"), the operations for the investment properties held for sale are classified on the consolidated statement of operations and comprehensive (loss) income as discontinued operations for all periods presented.

Disposition of Real Estate

The Company accounts for dispositions of real estate in accordance with ASU 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets ("Subtopic 610-20") for the transactions between the Company and unrelated third-parties that are not considered a customer in the ordinary course of business. Typically, the real estate assets disposed of do not represent the transfer of a business or contain a material amount of financial assets, if any. The real estate assets promised in a sales contract are typically nonfinancial assets (i.e. land or a leasehold interest in land, building, furniture, fixtures and equipment) or in substance nonfinancial assets. The Company recognizes a gain or loss in full when the real estate is sold, provided (a) there is a valid contract and (b) transfer of control has occurred.

Deferred Financing Costs

Financing costs related to the revolving credit facility and long-term debt are recorded at cost and are amortized as interest expense on a straight-line basis, which approximates the effective interest method, over the life of the related debt instrument unless there is a significant modification to the debt instrument. Financing costs related to the Senior Notes are amortized using the effective interest method. The balance of unamortized deferred financing costs related to the revolving credit facility is included in other assets and unamortized deferred financing costs related to all other debt are presented as a reduction in debt, net of loan premiums, discounts and unamortized deferred financing costs on the consolidated balance sheet.

At December 31, 2022 and 2021, deferred financing costs related to the revolving credit facility were $7.8 million and $7.8 million, offset by accumulated amortization of $6.4 million and $5.3 million, respectively. At December 31, 2022 and 2021, deferred financing costs related to all other debt were $26.3 million and $27.6 million, offset by accumulated amortization of $10.5 million and $7.3 million, respectively.

Derivatives and Hedging Activities

In the normal course of business, the Company is exposed to the effects of interest rate changes. The Company limits the risks associated with interest rate changes by following established risk management policies and procedures which may include the use of derivative instruments. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract and are recorded on the consolidated balance sheet at fair value, with offsetting changes recorded to other comprehensive income (loss). The Company nets assets and liabilities when the right of offset exists. Ineffective portions of changes in the fair value of a cash flow hedge are recognized as interest expense. The Company incorporates credit valuation adjustments to reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. As of December 31, 2022, the Company did not have any derivative instruments.

Revenues

Revenues consists of amounts derived from hotel operations, including the sale of rooms for lodging accommodations, food and beverage, and other ancillary revenue generated by hotel amenities including parking, spa, golf, resort fees and other services.

Revenues are generated from various distribution channels including but not limited to direct bookings, global distribution systems and Internet travel sites. Room transaction prices are based on an individual hotel's location, room type and the bundle of services included in the reservation and are set by the hotel daily. Any discounts, including advanced purchase, loyalty point redemptions or promotions are recognized at the discounted rate whereas rebates and incentives are recorded as a reduction in rooms revenues when earned. Revenues from online channels are generally recognized net of commission fees, unless the end price paid by the guest is known. Rooms revenue is recognized over the length of stay that the hotel room is occupied by the guest. Cash received from a guest prior to check-in is recorded as an advance deposit and is generally recognized as rooms revenue at the time the room reservation has become non-cancellable, upon occupancy or upon expiration of the re-booking date. Advance deposits are included in other liabilities on the consolidated balance sheet. Payment of any remaining balance is typically due from the guest upon check-out. Sales, use, occupancy, and similar taxes are collected and presented on a net basis (excluded from revenues).

Food and beverage transaction prices are based on the stated price for the specific food or beverage and varies depending on type, venue and hotel location. Service charges are typically a percentage of food and beverage prices and meeting space rental. Food and beverage revenue is recognized at the point in time in which the goods and/or services are rendered to the guest. Cash received in advance of an event is recorded as either a security or advance deposit. Security and advance deposits are recognized as revenue when it becomes non-cancellable or at the time the food and beverage goods and services are rendered to the guest. Payment for the remaining balance of food and beverage goods and services is due upon delivery and completion of such goods and services.

Parking and audio visual fees are recognized at the time services are provided to the guest. In parking and audio visual contracts in which we have control over the services provided, we are considered the principal in the agreement and recognize the related revenues gross of associated costs. If we do not have control over the services in the contract, we are considered the agent and record the related revenues net of associated costs.

Resort and amenity fees, spa, golf and other ancillary amenity revenues are recognized at the point in time the goods or services have been rendered to the guest at the stated price for the service or amenity.

Comprehensive Income

The purpose of reporting comprehensive income is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. Comprehensive income consists of all components of income, including other comprehensive income, which is excluded from net income. For the years ended December 31, 2022, 2021 and 2020, comprehensive income (loss) attributable to the Company was $60.0 million, $(133.2) million and $(173.2) million, respectively. As of December 31, 2022, 2021 and 2020, the Company's accumulated other comprehensive loss was $0.0 million, $(4.1) million and $(14.4) million, respectively.

Income Taxes

The Company has elected to be taxed and operates in a manner management believes will allow it to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended, (the "Code") for federal income tax purposes. To qualify as a REIT, the Company must satisfy certain requirements related to, among other things, its sources of income, composition of its assets, amounts it distributes to its stockholders and diversity of its stock ownership. So long as the Company qualifies as a REIT, it generally will not be subject to federal income tax on REIT taxable income that is distributed annually to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal, state and local income tax on REIT taxable income at regular corporate tax rates and will not be eligible to re-elect REIT status for four years following the failure.

The Company may be subject to certain federal, state, and local taxes on its income and assets, including (i) taxes on any undistributed income, (ii) taxes related to its TRS, (iii) certain state or local income taxes, (iv) franchise taxes, (v) property taxes and (vi) transfer taxes.

To continue to qualify as a REIT, the Company cannot operate or manage its hotels. Accordingly, the Company, through its Operating Partnership, leases all of its hotels to subsidiaries of its TRS. The Company has elected to treat certain of its consolidated subsidiaries, and may in the future elect to treat any newly formed subsidiary, as a TRS pursuant to the Code. A TRS may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to federal, state and local tax at regular corporate tax rates. Lease revenue at the Operating Partnership and lease expense from the TRS subsidiaries are eliminated in consolidation for financial statement purposes.

The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary differences, future projected taxable income and tax-planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company's analysis in determining the deferred tax asset valuation allowance involves management judgment and assumptions.

Share-Based Compensation

The Company maintains the 2015 Incentive Award Plan, which is a share-based incentive plan that provides for the grant of stock options, stock awards, restricted stock units, LTIP Units and other equity-based awards. Share-based compensation is measured at the estimated fair value of the award on the date of grant, adjusted for forfeitures as they occur, and recognized as an expense on a straight-line basis over the longest vesting period for each grant for the entire award. The determination of fair value of these awards is subjective and involves significant estimates and assumptions including expected volatility of the Company's share price, expected dividend yield, expected term and assumptions of whether certain of these awards will achieve performance thresholds. Share-based compensation is included in general and administrative expenses in the consolidated statement of operations and comprehensive (loss) income and capitalized in the basis of buildings and other improvements in the consolidated balance sheet for certain employees that manage property developments, renovations and capital improvements.

Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding for the period, excluding the weighted-average number of unvested share-based compensation awards outstanding during the period. Diluted EPS is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period plus the effect of any dilutive securities. Any anti-dilutive securities are excluded from the diluted earnings per share calculation. For the years ended December 31, 2021, and 2020, diluted EPS was computed in the same manner as basic EPS because the Company recorded a loss from continuing operations, which would make potentially dilutive shares anti-dilutive.

Segment Information

We allocate resources and assess operating performance based on individual hotels and consider each one of our hotels to be an operating segment. All of our individual operating segments meet the aggregation criteria. All of our other real estate investment activities are immaterial and meet the aggregation criteria, and thus, we report one segment: investment in hotel properties.

Recently Issued Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board issued Accounting Standard Update 2020-04, Reference Rate Reform (Topic 848) ("ASU 2020-04"). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. As of March 31, 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. In July 2021, the Company amended agreements on two mortgage loans replacing LIBOR with the Secured Overnight Financing Rate ("SOFR") effective September 1, 2021. In connection with these amendments, the Company elected not to reassess previous accounting determinations or dedesignate the existing hedging relationships related to the associated swaps. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur. As of December 31, 2022, the Company did not have any outstanding derivative instruments. Subsequently, in January 2023, the remainder of our LIBOR-based loans were refinanced with SOFR-based rates and, accordingly, the Company no longer has any LIBOR-based debt.

3. Revenues

The following represents total revenues disaggregated by primary geographical markets (as defined by STR, Inc. ("STR")) for the years ended December 31, 2022, 2021 and 2020 (in thousands):

Primary Markets	Year Ended December 31, 2022
Orlando, FL	$ 129,015
Phoenix, AZ	108,750
San Diego, CA	101,527
Houston, TX	88,764
Dallas, TX	63,142
Atlanta, GA	56,939
Denver, CO	48,480
San Francisco/San Mateo, CA	48,463
Washington, DC-MD-VA	45,217
Nashville, TN	43,408
Other	263,902
Total	$ 997,607

Primary Markets	Year Ended December 31, 2021
Orlando, FL	$ 78,359
Phoenix, AZ	70,508
San Diego, CA	64,874
Houston, TX	62,082
Atlanta, GA	36,890
Denver, CO	36,858
Dallas, TX	33,148
Washington, DC-MD-VA	25,777
Florida Keys	25,468
San Francisco/San Mateo, CA	21,903
Other	160,321
Total	$ 616,188

Primary Markets	Year Ended December 31, 2020
Orlando, FL	$ 45,147
Phoenix, AZ	41,745
Houston, TX	33,785
San Diego, CA	26,701
Atlanta, GA	23,399
Dallas, TX	19,295
San Francisco/San Mateo, CA	18,726
Denver, CO	17,487
Washington, DC-MD-VA	15,223
California North	13,855
Other	114,413
Total	$ 369,776

4. Investment Properties

From time to time, we evaluate acquisition opportunities based on our investment criteria and/or the opportunistic disposition of our hotels in order to take advantage of market conditions or in situations where the hotels no longer fit within our strategic objectives.

Acquisitions

During the year ended December 31, 2022, the Company acquired a fee-simple interest in the 346-room W Nashville located in Nashville, Tennessee for a purchase price of $328.5 million including acquisition costs and a $1.3 million credit related to an unfinished portion of the hotel provided by seller at closing.

The acquisition of W Nashville was funded with cash on hand and was accounted for as an asset acquisition resulting in the related acquisition costs being capitalized as part of the purchase price. The results of operations for W Nashville have been included in the Company's consolidated statements of operations and comprehensive income (loss) since its acquisition date.

The Company recorded the identifiable assets and liabilities, including intangible assets and liabilities, acquired in the asset acquisition at the acquisition date relative fair value, which is based on the total accumulated costs of the acquisition. The following represents the purchase price allocation of the hotel acquired during the year ended December 31, 2022 (in thousands):

	December 31, 2022
Land	$ 36,364
Buildings and improvements	264,766
Furniture, fixtures, and equipment	31,091
Intangible and other assets[1]	232
Other liability[2]	(3,960)
Total purchase price[3]	$ 328,493

(1) As part of the purchase price allocation for W Nashville, the Company allocated $0.1 million to advance bookings that will be amortized over 1.3 years as well as $0.1 million allocated to food inventory.

(2) As part of the purchase price allocation for W Nashville, the Company allocated $4.0 million to a liability associated with key money received by the seller from the third-party hotel manager. This liability will be amortized over 29.8 years and in the event of early termination is payable to the third-party hotel manager on a pro rata basis for the remaining portion of the term of the hotel management agreement.

(3) The total cost capitalized includes acquisition costs as the transaction was accounted for as an asset acquisition.

The Company did not acquire any hotels during the year ended December 31, 2021.

Dispositions

In November 2021, the Company entered into an agreement to sell the 191-room Kimpton Hotel Monaco Chicago in Chicago, Illinois for a sale price of $36.0 million. The sale closed in January 2022 and did not result in a gain or loss after previously recording an impairment of $15.7 million during the year ended December 31, 2021. Net cash proceeds from the sale, after transaction closing costs, were $32.8 million.

In August 2022, the Company entered into an agreement to sell the 115-room Bohemian Hotel Celebration, Autograph Collection, in Celebration, Florida for a sale price of approximately $27.8 million and the buyer funded an at-risk deposit. The sale closed in October 2022 for a gain of $12.5 million. Net cash proceeds from the sale, after transaction closing costs, were $26.2 million. The Company also retained the approximately $0.7 million balance in the FF&E reserve. The recognized gain is included in gain (loss) on sale of investment properties on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2022.

In September 2022, the Company entered into an agreement to sell the 189-room Kimpton Hotel Monaco Denver, in Denver, Colorado for a sale price of approximately $69.8 million and the buyer funded an at-risk deposit. The sale closed in December 2022 for a gain of $14.7 million. Net cash proceeds from the sale, after transaction closing costs, were $68.1 million. The Company also retained the approximately $1.4 million balance in the FF&E reserve. The recognized gain is included in gain (loss) on sale of investment properties on the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2022.

The following represents the disposition details for the properties sold during the years ended December 31, 2022, 2021, and 2020 (in thousands, except rooms):

Property	Date	Rooms (unaudited)	Gross Sale Price	Net Proceeds	Gain / (Loss) on Sale
Kimpton Hotel Monaco Chicago	01/2022	191	$ 36,000	$ 32,820	$ —
Bohemian Hotel Celebration, Autograph Collection	10/2022	115	27,750	26,155	12,543
Kimpton Hotel Monaco Denver	12/2022	189	69,750	68,144	14,743
Total for the year ended December 31, 2022		495	$ 133,500	$ 127,119	$ 27,286
Marriott Charleston Town Center	11/2021	352	$ 5,000	$ 4,717	$ (75)
Total for the year ended December 31, 2021		352	$ 5,000	$ 4,717	$ (75)
Residence Inn Boston Cambridge	10/2020	221	$ 107,500	$ 45,451	$ 55,857
Marriott Napa Valley Hotel & Spa	10/2020	275	100,096	98,684	37,944
Hotel Commonwealth	11/2020	245	113,000	109,602	(416)
Renaissance Austin Hotel	11/2020	492	70,000	66,679	245
Total for the year ended December 31, 2020		1,233	$ 390,596	$ 320,416	$ 93,630

The operating results for the hotels sold during the years ended December 31, 2022, 2021 and 2020 are included in the Company's consolidated financial statements as part of continuing operations as these dispositions did not represent a strategic shift or have a major effect on the Company's results of operations.

5. Intangible Assets

The following table summarizes the Company's identified intangible assets and goodwill as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022	December 31, 2021
Intangible assets:		
Acquired in-place lease intangibles	$ 54	$ 601
Advance bookings	1,224	2,226
Accumulated amortization	(1,068)	(2,231)
Net intangible assets	$ 210	$ 596
Goodwill	4,850	4,850
Total intangible assets, net of accumulated amortization	$ 5,060	$ 5,446

The following table summarizes the amortization related to intangible assets for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,	
	2022	2021
Acquired in-place lease intangibles	$ 111	$ 154
Advance bookings	$ 364	$ 856

The following table presents the amortization during the next five years and thereafter related to intangible assets at December 31, 2022 (in thousands):

	2023	2024	2025	2026	2027	Thereafter	Total
Acquired in-place lease intangibles	$ 8	$ 3	$ —	$ —	$ —	$ —	$ 11
Advance bookings	154	39	6	—	—	—	199
Total amortization	$ 162	$ 42	$ 6	$ —	$ —	$ —	$ 210

6. Debt

Debt as of December 31, 2022 and 2021 consisted of the following (dollar amounts in thousands):

	Rate Type	Rate[1]	Maturity Date	December 31, 2022	December 31, 2021
Mortgage Loans					
Renaissance Atlanta Waverly Hotel & Convention Center	Variable[2]	7.03%	8/14/2024	$ 99,590	$ 100,000
Andaz Napa	Variable[3]	6.29%	9/13/2024	54,560	55,640
The Ritz-Carlton, Pentagon City	Fixed[4]	—%	—	—	65,000
Grand Bohemian Hotel Orlando, Autograph Collection	Fixed	4.53%	3/1/2026	55,685	56,796
Marriott San Francisco Airport Waterfront	Fixed	4.63%	5/1/2027	110,153	112,102
Total Mortgage Loans		5.64%[5]		$ 319,988	$ 389,538
Corporate Credit Facilities					
Corporate Credit Facility Term Loan $125M	Variable[6]	5.84%	9/13/2024	125,000	125,000
Revolving Credit Facility	Variable[7]	6.14%	2/28/2024	—	—
Total Corporate Credit Facilities				$ 125,000	$ 125,000
2020 Senior Notes $500M	Fixed	6.38%	8/15/2025	500,000	500,000
2021 Senior Notes $500M	Fixed	4.88%	6/1/2029	500,000	500,000
Loan premiums, discounts and unamortized deferred financing costs, net [8]				(15,883)	(20,307)
Total Debt, net of loan premiums, discounts and unamortized deferred financing costs		5.65%[5]		$1,429,105	$1,494,231

(1) The rates shown represent the annual interest rates as of December 31, 2022. The variable index for the corporate credit facilities reflects a 25 basis point LIBOR floor which was applicable as of December 31, 2022. Effective as of January 10, 2023, the variable index for the corporate credit facilities is adjusted Term SOFR, subject to a zero basis point floor, as further described below under "Corporate Credit Facilities."

(2) A variable interest rate loan for which the interest rate was fixed through October 2022, after which the rate reverted to a variable index based on Term SOFR. This mortgage loan was repaid in full in January 2023.

(3) A variable interest rate loan for which the interest rate was fixed on $25 million of the balance through October 2022, after which the rate reverted to a variable index based on one-month LIBOR. In January 2023, the Company amended this mortgage loan to update the variable index from one-month LIBOR to Term SOFR and extend the maturity date through January 2028.

(4) A variable interest rate loan for which the interest rate was fixed through January 2023. The outstanding balance of this mortgage loan was repaid in January 2022 and the two interest rate swaps associated with this loan were terminated in connection with the repayment.

(5) Represents the weighted-average interest rate as of December 31, 2022.

(6) The spread to LIBOR varied based on the Company's leverage ratio. The applicable interest rate was set to the highest level of grid-based pricing during the covenant waiver period, however, with the delivery of the compliance certificates under the corporate credit facilities for the fiscal quarter ending June 30, 2022, the Company exited the covenant waiver period and the applicable interest rate reverted to pricing based on the Company's leverage ratio. In January 2023, the corporate credit facility term loan was refinanced with a new $225 million term loan, consisting of a $125 million initial term loan and a $100 million delayed draw term loan and, effective as of January 10, 2023, the spread to Term SOFR varies based on the Company's leverage ratio as further described below under "Corporate Credit Facilities".

(7) Commitments under the revolving credit facility totaled $523 million through February 2022, after which the total commitments decreased to $450 million through the date of the refinancing of the revolving credit facility in January 2023. The spread to LIBOR varied based on the Company's leverage ratio. The applicable interest rate was set to the highest level of grid-based pricing during the covenant waiver period, however, with the delivery of the compliance certificates under the corporate credit facilities for the fiscal quarter ending June 30, 2022, the Company exited the covenant waiver period and the applicable interest rate reverted to pricing based on the Company's leverage ratio. The revolving credit facility was refinanced with a new $450 million revolving line of credit and, effective as of January 10, 2023, the spread to Term SOFR varies based on the Company's leverage ratio, as further described below under "Corporate Credit Facilities."

(8) Includes loan premiums, discounts and deferred financing costs, net of accumulated amortization.

Mortgage Loans

Of the total outstanding debt at December 31, 2022, none of the mortgage loans were recourse to the Company. The mortgage loan agreements require contributions to be made to FF&E reserves. In addition, certain quarterly financial covenants have been waived for a period of time specified in the respective amended loan agreements and certain financial covenants have been adjusted following the waiver periods.

In January 2022, the Company repaid in full the $65.0 million outstanding balance on the mortgage loan collateralized by The Ritz-Carlton, Pentagon City. Also, in January 2023, the Company amended the mortgage loan collateralized by Andaz Napa to update the variable index on the $55 million loan from LIBOR-based to Term SOFR and extend the maturity date through January 2028.

Corporate Credit Facilities

XHR LP (the "Borrower") entered into (i) a revolving credit facility pursuant to an Amended and Restated Revolving Credit Agreement, dated as of January 11, 2018, by and among the Borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the "Revolving Credit Agreement") and (ii) a corporate credit facility term loan pursuant to a Term Loan Agreement, dated as of September 13, 2017, by and among the Borrower, the lenders from time to time party thereto, and KeyBank National Association, as administrative agent (the "Term Loan Agreement" and, together with the Revolving Credit Agreement, the "Credit Agreements").

In 2020 and 2021, the Borrower entered into amendments to the Credit Agreements (collectively, the "Credit Agreement Amendments", and the Credit Agreements as so amended, the "Amended Credit Agreements"), which, among other things, (i) relieved the Borrower's compliance with certain covenants under the Amended Credit Agreements until the date that financial statements were required to be delivered thereunder for the fiscal quarter ending June 30 2022 (the "covenant waiver period"), (ii) modified certain financial covenants, once quarterly testing resumed, through the second quarter of 2023 (the "permitted variations period"), (iii) required compliance with certain additional mandatory prepayment requirements and covenants during the covenant waiver period, including affirmative covenants related to the pledge of equity of certain subsidiaries and a minimum liquidity financial covenant and (iv) imposed restrictions on certain acquisitions, investments, capital expenditures, ground leases and distributions.

The Company determined that it met the modified financial covenants for the quarter ended June 30, 2022 and delivered the compliance certificates demonstrating such compliance under the Amended Credit Agreements and, as a result, is no longer subject to the additional restrictions and covenants that applied during the covenant waiver period, other than in respect of certain restrictions and covenants related to the pledge of equity of certain subsidiaries which remain applicable until the end of the permitted variations period.

As of December 31, 2022, there was no outstanding balance on the revolving credit facility. During the years ended December 31, 2022, 2021 and 2020, the Company incurred unused commitment fees of approximately $1.4 million, $1.4 million and $0.5 million, respectively. During the year ended December 31, 2022, the Company did not incur interest expense on the revolving credit facility, and incurred interest expense of $1.9 million and $8.6 million during the years ended December 31, 2021 and 2020, respectively.

In January 2023, XHR LP (the "Borrower") entered into a new $675 million senior unsecured credit facility comprised of a $450 million revolving line of credit (the "Revolving Line of Credit"), a $125 million term loan (the "Term Loan $125M") and a $100 million delayed draw term loan (the "Term Loan $100M" and, together with the Term Loan $125M, the "2023 Term Loans") pursuant to a Revolving Credit and Term Loan Agreement, dated as of January 10, 2023, by and among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties thereto (the "2023 Credit Agreement"). The Revolving Line of Credit and the Term Loan $125M refinanced in full the corporate credit facilities outstanding under the Amended Credit Agreements, and as a result of such refinancing, the pledges of equity of certain subsidiaries securing obligations under the Amended Credit Agreements and the Senior Notes were released. The Term Loan $100M was funded on January 17, 2023 and was used to repay in full the mortgage loan collateralized by Renaissance Atlanta Waverly Hotel & Convention Center that was due August 2024. Proceeds from future Revolving Line of Credit borrowings may be used for working capital, general corporate or other purposes permitted by the 2023 Credit Agreement. The Revolving Line of Credit matures in January 2027 and can be extended up to an additional year. The interest rate on the Revolving Line of Credit is based on a pricing grid with a range of 145 to 275 basis points over the applicable Term SOFR rate as determined by the Company's leverage ratio. The 2023 Term Loans mature in March 2026, can be extended up to an additional year and bear interest rates consistent with the pricing grid on the Revolving Line of Credit.

Senior Notes

The Operating Partnership issued $500 million of 6.375% Senior Notes (the "2020 Senior Notes") during the year ended December 31, 2020. In May 2021, the Operating Partnership issued $500 million of 4.875% Senior Notes due in 2029 (the "2021 Senior Notes" and together with the 2020 Senior Notes, the "Senior Notes").

The indentures governing the Senior Notes contain customary covenants that limit the Operating Partnership's ability and, in certain circumstances, the ability of its subsidiaries, to borrow money, create liens on assets, make distributions and pay dividends on or redeem or repurchase stock, make certain types of investments, sell stock in certain subsidiaries, enter into agreements that restrict dividends or other payments from subsidiaries, enter into transactions with affiliates, issue guarantees of indebtedness, and sell assets or merge with other companies. These limitations are subject to a number of important exceptions and qualifications set forth in the indentures. In addition, the indentures governing the Senior Notes require the Operating Partnership to maintain total unencumbered assets as of each fiscal quarter of at least 150% of total unsecured indebtedness, in each case calculated on a consolidated basis.

The Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and certain of its subsidiaries that incur or guarantee any indebtedness under the Company's corporate credit facilities, any additional first lien obligations, certain other bank indebtedness or any other material capital markets indebtedness. The collateral securing the Senior Notes was released in full in connection with the entry into the 2023 Credit Agreement and the refinancing of the obligations under the Amended Credit Agreements. Accordingly, on and after January 10, 2023, the Senior Notes constituted unsecured obligations.

The Operating Partnership may redeem the 2021 Senior Notes prior to June 1, 2024 at a make-whole price. After June 1, 2024, the Operating Partnership may also redeem the Senior Notes at certain redemption prices that decline ratably to par. The Operating Partnership may also redeem a portion of the Senior Notes with proceeds from certain equity offerings or certain support received from government authorities in connection with the COVID-19 global pandemic, subject to certain conditions.

The Operating partnership may, from time to time, seek to retire or purchase any of the outstanding Senior Notes through cash purchases and/or exchanges for the other securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Financial Covenants

Our mortgage loans, revolving credit facility, term loans and Senior Notes contain a number of covenants that restrict our ability to incur debt in excess of calculated amounts, restrict our ability to make distributions under certain circumstances and generally require us to maintain certain financial ratios, such as debt service coverage ratios and loan-to-value tests. Failure of the Company to comply with its financial covenants could result from, among other things, changes in its results of operations, the incurrence of additional debt or changes in general economic conditions. If the Company violates the financial covenants contained in any of its mortgage loans, revolving credit facility, term loans or Senior Notes described above, the Company may attempt to negotiate waivers or amend the terms of the applicable credit agreement with the lenders thereunder; however, the Company can make no assurance that it would be successful in any such negotiations or that, if successful in obtaining waivers or amendments, such amendments or waivers would be on terms attractive to the Company. If a default under the revolving credit facility or term loans were to occur, the Company would potentially have to refinance the debt through additional debt financing, private or public offerings of debt securities or equity financings. If the Company is unable to refinance its debt on acceptable terms, including at maturity of the debt, it may be forced to dispose of hotel properties on disadvantageous terms, potentially resulting in losses that reduce cash flow from operating activities. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates upon refinancing, increases in interest expense would lower the Company's cash flow and, consequently, cash available for distribution to its stockholders.

If the Company is unable to meet mortgage payment obligations, including the payment obligation upon maturity of the mortgage borrowing, the mortgage securing the specific property could be foreclosed upon or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company. Further, a cash trap associated with a mortgage loan may limit the overall liquidity of the Company as cash from the hotel securing such mortgage would not be available for the Company to use.

As of December 31, 2022, the Company was in compliance with all debt covenants, current on all loan payments and not otherwise in default under the mortgage loans, revolving credit facility, term loan or Senior Notes.

<u>Debt Outstanding</u>

Debt outstanding as of December 31, 2022 and December 31, 2021 was $1,445 million and $1,515 million and had a weighted-average interest rate of 5.65% and 5.18% per annum, respectively. The following table shows scheduled debt maturities for the next five years and thereafter (in thousands):

	As of December 31, 2022	Weighted-Average Interest Rate
2023	$ 5,538	5.48%
2024	280,173	6.33%
2025	503,512	6.36%
2026	54,379	4.53%
2027	101,386	4.63%
Thereafter	500,000	4.88%
Total Debt	$ 1,444,988	5.65%
Revolving Credit Facility matures in 2024	—	6.14%
Loan premiums, discounts and unamortized deferred financing costs, net	(15,883)	—
Debt, net of loan premiums, discounts and unamortized deferred financing costs	$ 1,429,105	5.65%

During the year ended December 31, 2022, the Company did not capitalize deferred financing costs. As a result of the loan amendments and issuance of the 2021 Senior Notes during the year ended December 31, 2021, the Company capitalized $10.2 million of deferred financing costs. During the year ended December 31, 2020, the Company capitalized $18.1 million of deferred financing costs and expensed $0.7 million of legal fees, which were included in general and administrative expenses on the consolidated statement of operations and comprehensive income (loss) for the period then ended.

In connection with the repayment of debt during the years ended December 31, 2022, 2021 and 2020, the Company wrote-off unamortized deferred financing costs of $0.3 million, $1.4 million, and $1.6 million, respectively, which is included in loss on extinguishment of debt in the consolidated statements of operations and comprehensive income (loss) for the periods then ended.

7. Derivatives

The Company has and in the future may use interest rate swaps as part of its interest rate risk management strategy for variable rate debt. As of December 31, 2022, all interest rate swaps had expired. All prior interest rate swaps were designated as cash flow hedges and involved the receipt of variable rate payments from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Unrealized gains and losses of hedging instruments were reported in other comprehensive income (loss). Amounts reported in accumulated other comprehensive income (loss) related to currently outstanding derivatives were recognized as an adjustment to income (loss) through interest expense as interest payments are made on the Company's variable rate debt. During the years ended December 31, 2022, 2021 and 2020, the Company terminated two, four and three interest rate swaps prior to their maturity, respectively, and incurred swap termination costs of $1.6 million, $2.8 million and $0.7 million, respectively, which are included in other income (loss) on the consolidated statements of operations and comprehensive income (loss) for the periods then ended.

Derivative instruments held by the Company with the right of offset that were in a net liability position were included in other liabilities on the consolidated balance sheets. The following table summarizes the terms of the derivative financial instruments held by the Company as of December 31, 2022 and 2021 (in thousands):

Hedged Debt	Type	Fixed Rate	Index + Spread	Effective Date	Maturity	December 31, 2022		December 31, 2021	
						Notional Amounts	Estimated Fair Value	Notional Amounts	Estimated Fair Value
Mortgage Debt	Swap	1.83%	1-Month LIBOR	1/15/2016	10/22/2022	$—	$—	$ 50,000	$ (591)
Mortgage Debt	Swap	1.83%	1-Month LIBOR	1/15/2016	10/22/2022	—	—	25,000	(295)
Mortgage Debt	Swap	1.84%	1-Month LIBOR	1/15/2016	10/22/2022	—	—	25,000	(297)
Mortgage Debt	Swap	1.83%	1-Month LIBOR	1/15/2016	10/22/2022	—	—	25,000	(296)
$125M Term Loan	Swap	1.91%	1-Month LIBOR	10/13/2017	9/13/2022	—	—	40,000	(445)
$125M Term Loan	Swap	1.92%	1-Month LIBOR	10/13/2017	9/13/2022	—	—	40,000	(446)
$125M Term Loan	Swap	1.92%	1-Month LIBOR	10/13/2017	9/13/2022	—	—	25,000	(279)
$125M Term Loan	Swap	1.92%	1-Month LIBOR	10/13/2017	9/13/2022	—	—	20,000	(223)
Mortgage Debt[1]	Swap	2.80%	1-Month LIBOR	6/1/2018	2/1/2023	—	—	24,000	(598)
Mortgage Debt[1]	Swap	2.89%	1-Month LIBOR	1/17/2019	2/1/2023	—	—	41,000	(1,061)
						$—	$—	$ 315,000	$ (4,531)

(1) The Company terminated two interest rate swaps prior to maturity in connection with the repayment of the mortgage loan associated with The Ritz-Carlton, Pentagon City in January 2022.

The table below details the location in the consolidated financial statements of the gain (loss) recognized on derivative financial instruments designated as cash flow hedges for the years ended December 31, 2022 and 2021 (in thousands):

		Year Ended December 31,	
		2022	2021
Effect of derivative instruments:	*Location in Statement of Operations and Comprehensive Income (Loss):*		
Realized loss on termination of interest rate derivative instruments	Other income (loss)	$ (1,555)	$ (2,779)
Gain recognized in other comprehensive income (loss)	Unrealized gain on interest rate derivative instruments	$ 2,932	$ 2,991
Gain reclassified from accumulated other comprehensive income (loss) to net income (loss)	Reclassification adjustment for amounts recognized in net income (loss)	$ 1,600	$ 7,597
Total interest expense in which effects of cash flow hedges are recorded	Interest expense	$ 82,727	$ 81,285

8. Fair Value Measurements

The Company defines fair value based on the price that would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

- Level 1 - Quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

- Level 2 - Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company has estimated the fair value of its financial and non-financial instruments using available market information and valuation methodologies it believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

For assets and liabilities measured at fair value on a recurring and non-recurring basis, quantitative disclosure of their fair value are included in the consolidated balance sheets as of December 31, 2022 and 2021 (in thousands):

| | Fair Value Measurement Date | | | |
| | December 31, 2022 | | December 31, 2021 | |
Location on Consolidated Balance Sheets/ Description of Instrument	Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Measurements				
Liabilities				
Interest rate swaps[1]	$ —	$ —	$ (4,531)	$ —
Nonrecurring measurements				
Net Investment Properties				
Kimpton Hotel Monaco Chicago	$ —	$ —	$ 34,093	$ —

(1) Interest rate swap fair values were netted as applicable per the terms of the respective master netting agreements.

Recurring Measurements

The fair value of each derivative instrument is based on a discounted cash flow analysis of the expected cash flows under each arrangement. This analysis reflects the contractual terms of the derivative instrument, including the period to maturity, and utilizes observable market-based inputs, including interest rate curves and implied volatilities, which are classified within Level 2 of the fair value hierarchy. The Company also incorporates credit value adjustments to appropriately reflect each parties' nonperformance risk in the fair value measurement, which utilizes Level 3 inputs such as estimates of current credit spreads. However, the Company has determined that the credit valuation adjustments are not significant to the overall valuation of the derivatives and, as a result, that its derivative valuations in their entirety are classified within Level 2 of the fair value hierarchy.

Non-Recurring Measurements

Investment Properties

During the year ended December 31, 2021, the Company recorded an impairment loss of $12.6 million for the 352-room Marriott Charleston Town Center to reduce the carrying value of the long-lived asset to its fair value. The impairment was the result of a shortened estimated hold period due to the expected sale. The hotel was sold in November 2021. Additionally, in November 2021, the Company entered into an agreement to sell the 191-room Kimpton Hotel Monaco Chicago for a sale price of $36.0 million and the buyer funded an at-risk deposit. In accordance with the Company's impairment policy, management estimated the undiscounted cash flows for the scenario of a shortened hold period and for holding the asset long-term. Based on the results of the probability weighted-average undiscounted cash flow analysis, management determined the hotel was impaired as the estimated undiscounted cash flows were less than the carrying value of the hotel as of December 31, 2021. Management determined the impairment loss as the excess of carrying value over estimated fair value. As a result, for the year ended December 31, 2021, the Company recorded an impairment loss of $15.7 million. The hotel was sold in January 2022. These impairment losses are included in impairment and other losses on the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2021.

Goodwill

Our goodwill balance and related activity as of December 31, 2022 and 2021 is as follows (in thousands):

	December 31, 2022	December 31, 2021
Goodwill	$ 34,352	$ 34,352
Cumulative Goodwill Impairment Losses	(29,502)	(29,502)
Carrying Value of Goodwill	$ 4,850	$ 4,850

As a result of the existing market weakness due to new supply in Savannah, Georgia and the material adverse impact the COVID-19 pandemic had on the lodging industry and on our portfolio, the Company performed a single-step analysis to identify and measure impairment for three of our hotels with goodwill, including Andaz Napa, Andaz Savannah and Bohemian Hotel Savannah Riverfront, Autograph Collection at March 31, 2020. Management determined the fair value of these hotels and related goodwill using Level 3 assumptions, which included discounted cash flows based on projected operating income, timing and amount of planned capital expenditures, a terminal capitalization rate, and the applied discount rate. Based on the fair value determinations by management, the Company identified goodwill impairments of $6.1 million related to Andaz Savannah and $10.3 million related to Bohemian Hotel Savannah Riverfront, Autograph Collection. The goodwill impairments were directly attributed to the material adverse impact the COVID-19 pandemic had, and was expected to continue to have, on the results of operations at each hotel.

At June 30, 2020, due to the ongoing effect of the pandemic coupled with changes to the supply and demand dynamics in Savannah, Georgia, the Company identified additional goodwill impairment related to Bohemian Hotel Savannah Riverfront, Autograph Collection. Management determined the fair value and related goodwill using Level 3 assumptions, which included discounted cash flows based on projected operating income, timing and amount of planned capital expenditures, a terminal capitalization rate and the applied discount rate. Based on the fair value determined by management, the Company impaired the remaining $3.7 million goodwill of related to this hotel.

The goodwill impairment charges for the year ended December 31, 2020 totaled $20.1 million, which is included in impairment and other losses on the consolidated statement of operations and comprehensive income (loss) for the period then ended.

Financial Instruments Not Measured at Fair Value

The table below represents the fair values of financial instruments presented at carrying values in the consolidated financial statements as of December 31, 2022 and 2021, respectively, (in thousands):

	December 31, 2022		December 31, 2021	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Total Mortgage and Corporate Credit Facility Term Loans	$ 444,988	$ 429,035	$ 514,538	$ 503,265
Senior Notes	1,000,000	912,823	1,000,000	1,055,323
Revolving Credit Facility	—	—	—	—
Total	$ 1,444,988	$ 1,341,858	$ 1,514,538	$ 1,558,588

The Company estimates the fair value of its mortgages payable using a weighted-average effective interest rate of 6.24% and 5.23% per annum as of December 31, 2022 and 2021, respectively. The assumptions reflect the terms currently available to borrowers with credit profiles similar to the Company's. The Company has determined that its debt instrument valuations are classified in Level 2 of the fair value hierarchy.

At December 31, 2022 and 2021, the carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued expenses were representative of their fair values due to the short-term nature of these instruments and the recent acquisition of these items.

9. Income Taxes

The Company elected to be taxed and operates in a manner management believes will allow it to continue to qualify as a REIT under the Code for federal income tax purposes. To qualify as a REIT, the Company must satisfy certain requirements related to, among other things, its sources of income, composition of its assets, amounts it distributes to its stockholders and diversity of its stock ownership. So long as the Company qualifies as a REIT, it generally will not be subject to federal income tax on REIT taxable income that is distributed annually to its stockholders. Accordingly, no provision for federal income taxes has been included in the consolidated financial statements for the years ended December 31, 2022, 2021, and 2020 related to REIT taxable income. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal, state and local income tax on REIT taxable income at regular corporate tax rates and will not be eligible to re-elect REIT status for four years following the failure. The Company is also subject to certain federal, state, and local taxes on its income and assets, including, (i) taxes on any undistributed income, (ii) taxes related to its TRS, (iii) certain state or local income taxes, (iv) franchise taxes, (v) property taxes and (vi) transfer taxes.

The Company has elected to treat certain of its consolidated subsidiaries (and may in the future elect to treat newly formed subsidiaries) as TRSs pursuant to the Code. TRSs may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to federal and state income tax at regular corporate tax rates. The Company's hotels are leased, through its Operating Partnership, to certain subsidiaries of the Company's TRS. Lease revenue at the Operating Partnership and lease expense from the TRS subsidiaries are eliminated in consolidation for financial statement purposes.

For the year ended December 31, 2022 the Company recognized income tax expense of $2.2 million using an estimated federal and state statutory combined rate of 25.12%. The income tax expense was primarily related to current taxable income not offset with net operating loss carryforwards and state gross margins taxes levied on gross revenues.

For the year ended December 31, 2021, the Company recognized income tax expense of $0.7 million using an estimated federal and state statutory combined rate of 23.44%. The income tax expense was primarily attributed to state gross margins taxes levied on gross revenues. During the year ended December 31, 2021, the Company received employee retention credits of $0.8 million and its third-party managers received employee retention credits on its behalf of approximately $0.5 million.

During the year ended December 31, 2020, the Company recognized an income tax benefit of $15.9 million using an estimated federal and state statutory combined rate of 23.62%. The income tax benefit was primarily related to utilization of the net operating loss carryback provisions of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The Company expects $17.4 million in federal tax refunds related to the carryback of net operating losses generated in 2020 by its TRS. During the year ended December 31, 2020, the Company received employee retention credits of $0.5 million and its third-party managers received employee retention credits on its behalf of approximately $5.9 million.

The table below presents the provision for income taxes related to continuing operations for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ (739)	$ —	$ 17,360
State	(1,466)	(718)	(154)
Total current	$ (2,205)	$ (718)	$ 17,206
Deferred:			
Federal	$ —	$ —	$ (1,060)
State	—	—	(279)
Total deferred	$ —	$ —	$ (1,339)
Total tax (provision) benefit	$ (2,205)	$ (718)	$ 15,867

The table below presents a reconciliation between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to the income or loss for continuing operations before income taxes for the years ended December 31, 2022, 2021 and 2020 (in thousands):

	Year Ended December 31,		
	2022	2021	2020
(Provision) benefit for income taxes at statutory rate	$ (12,565)	$ 30,235	$ 38,384
Tax impact related to REIT operations	10,186	(28,424)	(25,741)
Income for which no federal tax benefit was recognized	—	—	(3)
Change in federal and state valuation allowances	4,731	(3,214)	(9,399)
Impact of rate change on deferred tax balances	151	(720)	28
State tax (provision) benefit, net of federal	(1,771)	1,370	7,536
Tax benefit related to federal net operating loss carryback rate	—	—	5004
Change in federal and state valuation allowances on attributes written off	(2,929)	—	—
Other	(8)	35	58
Total tax (provision) benefit	$ (2,205)	$ (718)	$ 15,867

Deferred tax assets and liabilities are included within other assets and other liabilities in the consolidated balance sheets, respectively, and are attributed to the activity of the Company's TRS. The components of the deferred tax assets and liabilities at December 31, 2022 and 2021 are as follows (in thousands):

	December 31, 2022	December 31, 2021
Net operating loss	$ 8,997	$ 14,268
Deferred income	2,458	1,905
Other	94	107
Total deferred tax assets	$ 11,549	$ 16,280
Less: Valuation allowance	(11,549)	(16,280)
Net deferred tax assets	$ —	$ —

The Company did not have any federal net operating loss carryforwards as of December 31, 2022. As of December 31, 2021, the Company had federal net operating loss carryforwards of $19.4 million, certain of which were subject to limitation. The Company established a $19.4 million valuation allowance as of December 31, 2021 against this amount.

The Company had state net operating loss carryforwards of $172.6 million as of December 31, 2022. As of December 31, 2021, the Company had state net operating loss carryforwards of $198.2 million, certain of which were subject to limitation. The Company established a $172.6 million and $198.2 million valuation allowance as of December 31, 2022 and 2021, respectively, against these amounts.

In addition, the Company wrote off $11.2 million of federal and state operating loss carryforwards subject to limitation under Internal Revenue Code Section 382. Due to the state Section 382 limitation, no future tax benefit will be recognized. The Company had a full valuation allowance against the limited net operating loss carryforwards and, therefore, the write off had no impact to the income statement or total income tax expense.

Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversal of existing taxable temporary differences, future projected taxable income, and tax-planning strategies. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company has considered various factors, including cumulative losses, future reversals of existing taxable temporary differences, projected future taxable income, and tax-planning strategies and has determined that a full valuation allowance will be recorded against the net deferred tax asset. The amount of the deferred tax assets considered unrealizable, however, could change in the near term based on revised estimates of future taxable income during the carryforward period.

Uncertain Tax Positions

The Company had no unrecognized tax benefits as of or during the three-year period ended December 31, 2022. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2022. The Company has no material interest or penalties relating to income taxes recognized in the consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020 or in the consolidated balance sheets as of December 31, 2022 and 2021. As of December 31, 2022, the Company's 2022, 2021 and 2020 tax years remain subject to examination by federal and various state tax jurisdictions.

10. Stockholders' Equity

Common Stock

The Company maintains an at-the-market ("ATM") program pursuant to an Equity Distribution Agreement ("ATM Agreement") with Wells Fargo Securities, LLC, Robert W. Baird & Co. Incorporated, Jefferies LLC, KeyBanc Capital Markets Inc. and Raymond James & Associates, Inc. In accordance with the terms of the ATM Agreement, the Company may from time to time offer and sell shares of its common stock having an aggregate gross offering price of up to $200 million. No shares were sold under the ATM Agreement during the years ended December 31, 2022, 2021 and 2020. As of December 31, 2022, the Company had $200 million available for sale under the ATM Agreement. As of December 31, 2022 and 2021, the Company had accumulated offering related costs included in other assets on the consolidated balance sheets of $1.0 million and $0.7 million, respectively. These amounts will be reclassified to additional paid in capital to offset proceeds from the sale of common stock. Any remaining accumulated offering costs will be written off when the existing registration statement expires in August 2023.

The Company's Board of Directors has authorized a stock repurchase program (the "Repurchase Program"). In November 2022, the Board of Directors approved a $100 million increase to the share repurchase authorization resulting in authorization to repurchase up to $275 million of outstanding common stock in the open market, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The Repurchase Program does not have an expiration date. This Repurchase Program may be suspended or discontinued at any time and does not obligate us to acquire any particular amount of shares.

During the year ended December 31, 2022, 1,912,794 shares were repurchased under the Repurchase Program, at a weighted-average price of $14.74 per share for an aggregate purchase price of $28.2 million. No shares were purchased as part of the Repurchase Program during the year ended December 31, 2021. During the year ended December 31, 2020, 165,516 shares were repurchased under the Repurchase Program, at a weighted-average price of $13.68 per share for an aggregate purchase price of $2.3 million. The Company's ability to make repurchases of our common stock was limited by the provisions of the Company's amended corporate credit facilities. Those restrictions expired as a result of the Company exiting the covenant waiver period with the delivery of the compliance certificates under the corporate credit facilities for the fiscal quarter ending June 30, 2022. As of December 31, 2022, the Company had approximately $166.5 million remaining under its share repurchase authorization.

Dividends

The Company declared dividends of $0.20 per common stock totaling $22.7 million during the year ended December 31, 2022. For income tax purposes, dividends paid per share on the Company's common stock during the year ended December 31, 2022 were 100% taxable as ordinary income.

The Company suspended its quarterly dividend beginning in the second quarter of 2020 through the second quarter of 2022 in order to preserve liquidity. The Company's ability to make distributions was limited by the provisions of the Company's amended corporate credit facilities. Those restrictions expired as a result of the Company exiting the covenant waiver period with the delivery of the compliance certificates under the corporate credit facilities for the fiscal quarter ending June 30, 2022.

The Company declared dividends of $0.275 per common stock totaling $31.2 million during the year ended December 31, 2020. For income tax purposes, dividends paid per share on the Company's common stock during the year ended December 31, 2020 were 100% nontaxable return of capital.

Non-controlling Interest of Common Units in Operating Partnership

As of December 31, 2022, the Operating Partnership had 3,427,285 LTIP Units outstanding, representing a 3.0% partnership interest held by the limited partners. Of the 3,427,285 LTIP Units outstanding at December 31, 2022, 1,706,656 LTIP Units had yet to be converted or redeemed. Only vested LTIP Units may be converted to Common Units, which in turn can be tendered for redemption as described in Note 12. As of December 31, 2021, the Operating Partnership had 2,467,472 LTIP Units outstanding, representing a 2.1% partnership interest held by the limited partners.

No LTIP Units were redeemed during the year ended December 31, 2022. During the year ended December 31, 2021, 615,266 vested LTIP Units were converted into common limited partnership units in the Operating Partnership ("Common Units") on a one-for-one basis and subsequently all 615,266 Common Units were tendered to the Operating Partnership for redemption. At the Company's election, 399,922 Common Units were redeemed for common stock and 215,344 Common Units were redeemed for cash totaling $4.1 million.

The Company declared distributions of $0.20 per LTIP Unit totaling $0.4 million during the year ended December 31, 2022. The Company did not declare distributions for LTIP Units during the year ended December 31, 2021.

11. Earnings Per Share

Basic earnings per common share is calculated by dividing net income or loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income or loss available to common stockholders by the weighted-average number of common shares outstanding during the period plus any shares that could potentially be outstanding during the period. Any anti-dilutive shares have been excluded from the diluted earnings per share calculation.

Unvested share-based awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method. Accordingly, distributed and undistributed earnings attributable to unvested share-based compensation have been excluded, as applicable, from net income or loss available to common stockholders used in the basic and diluted earnings per share calculations.

Income allocated to non-controlling interest in the Operating Partnership has been excluded from the numerator and Operating Partnership Units and LTIP Units in the Operating Partnership have been omitted from the denominator for the purpose of computing diluted earnings per share since including these amounts in the numerator and denominator would have no impact.

The following table reconciles net income (loss) to basic and diluted EPS for the years ended December 31, 2022, 2021 and 2020 (in thousands, except share and per share data):

| | Year Ended December 31, | | |
	2022	2021	2020
Numerator:			
Net income (loss) attributable to common stockholders	$ 55,922	$ (143,517)	$ (163,330)
Dividends paid on unvested share-based compensation	(173)	—	(150)
Undistributed earnings attributable to unvested share-based compensation	(68)	—	—
Net income (loss) available to common stockholders	$ 55,681	$ (143,517)	$ (163,480)
Denominator:			
Weighted-average shares outstanding - Basic	114,068,733	113,801,862	113,489,015
Effect of dilutive share-based compensation[1]	349,444	—	—
Weighted-average shares outstanding - Diluted	114,418,177	113,801,862	113,489,015
Basic and diluted earnings (loss) per share:			
Net income (loss) per share available to common stockholders - basic and diluted	$ 0.49	$ (1.26)	$ (1.44)

(1) During the years ended December 31, 2021 and 2020, the Company excluded 542,632 and 292,850, respectively, anti-dilutive shares from its calculation of diluted earnings per share.

12. Share-Based Compensation

2015 Incentive Award Plan

On January 9, 2015, the Company adopted, and its former parent, InvenTrust Properties Corp. ("InvenTrust") as its sole common stockholder approved, the 2015 Incentive Award Plan (the "2015 Incentive Award Plan") effective as of February 2, 2015 (the date prior to the date of the Company's separation from InvenTrust), under which the Company may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which the Company competes. The plan allows for the grant of both share-based awards relating to the Company's common stock and partnership units (i.e. LTIP Units) in the Operating Partnership. As of December 31, 2022, the aggregate number of shares that may be issued under the 2015 Incentive Award Plan was 2,149,257.

Restricted Stock Units Grants

The Compensation Committee of the Board of Directors granted the following awards of restricted stock units to certain Company employees for the years ended December 31, 2022, 2021 and 2020:

Grant Date	Grant Description	Time-Based Grants	Performance-Based Grants	Weighted-Average Grant Date Fair Value
March 2020	2020 Restricted Stock Units	112,937	163,501 [1]	$ 9.70
June 2020	2020 Restricted Stock Units	98,060 [1]	—	$12.34
December 2020	2020 Restricted Stock Units	94,981	—	$15.05
March 2021	2021 Restricted Stock Units	64,542	37,067	$16.66
February 2022	2022 Restricted Stock Units	91,272	47,944	$16.09
April 2022	2022 Restricted Stock Units	3,068	—	$19.29
June 2022	2022 Restricted Stock Units	5,568	—	$15.82

(1) In June 2020, the Compensation Committee of the Board of Directors approved new equity awards for certain members of management which provided for the cancellation of the performance-based awards originally granted to such individuals on March 2, 2020 and the grant of new time-based awards on June 5, 2020.

Each of the time-based restricted stock awards granted in 2020 (other than the June 2020 and December 2020 time-based restricted stock units), 2021 and 2022 will vest as follows, subject to continued employment with the Company or its affiliates through each applicable vesting date: thirty-three percent (33%) on the first anniversary of the vesting commencement date, thirty-three percent (33%) on the second anniversary of the vesting commencement date, and thirty-four percent (34%) on the third anniversary of the vesting commencement date.

The June 2020 time-based restricted stock units vested in full on December 31, 2022. The December 2020 time-based restricted stock units vested in full on December 30, 2021.

The 2021 and 2022 performance-based restricted stock units are designated twenty-five percent (25%) as absolute total stockholder return ("TSR") units (the "Absolute TSR Share Units") and seventy-five percent (75%) as relative TSR share units (the "Relative TSR Share Units"). The Absolute TSR Share Units vest based on achievement of varying levels of the Company's TSR over the three-year performance period. The Relative TSR Share Units vest based on the ranking of the Company's TSR as compared to a defined peer group over the three-year performance period. Vesting of performance-based restricted stock units is also subject to continued employment with the Company or its affiliates through the applicable vesting date.

In March 2022, with the appointment of one non-employee director to the Company's Board of Directors, and pursuant to the Company's Director Compensation Program, 451 fully vested shares of common stock were granted which had a grant date fair value of $18.50 per share.

In May 2021, with the appointment of one non-employee director to the Company's Board of Directors, and pursuant to the Company's Director Compensation Program, 5,138 fully vested shares of common stock were granted which had a grant date fair value of $19.09 per share.

LTIP Unit Grants

LTIP Units are a class of limited partnership units in the Operating Partnership. Initially, the LTIP Units do not have full parity with common units of the Operating Partnership with respect to liquidating distributions. However, upon the occurrence of certain events described in the Operating Partnership's partnership agreement, the LTIP Units can over time achieve full parity with the common units for all purposes. If such parity is reached, vested LTIP Units may be converted into an equal number of common units on a one-for-one basis at any time at the request of the LTIP Unit holder or the general partner of the Operating Partnership. Common units are redeemable for cash based on the fair market value of an equivalent number of shares of the Company's common stock, or, at the election of the Company, an equal number of shares of the Company's common stock, each subject to adjustment in the event of stock splits, specified extraordinary distributions or similar events.

The Compensation Committee of the Board of Directors has approved the issuance of the following LTIP Unit awards under the 2015 Incentive Award Plan to certain executives for the years ended December 31, 2022, 2021 and 2020:

Grant Date	Grant Description	Time-Based LTIP Units	Performance-Based Class A LTIP Units	Weighted-Average Grant Date Fair Value
March 2020	2020 LTIP Units	100,899	868,723 [1]	$ 5.79
June 2020	2020 LTIP Units	607,965 [1]	—	$12.34
March 2021	2021 LTIP Units	88,076	708,991	$11.87
February 2022	2022 LTIP Units	101,474	816,843	$10.49

(1) In June 2020, the Compensation Committee of the Board of Directors approved new equity awards for each of the named executive officers, which provide for the cancellation of all performance-based Class A LTIP Units originally granted on March 2, 2020 and the grant of new time-based awards on June 5, 2020.

The time-based LTIP Unit awards granted in 2020 (other than the June 2020 time-based LTIP Units), 2021 and 2022 will vest as follows, subject to continued employment with the Company or its affiliates through each applicable vesting date: thirty-three percent (33%) on the first anniversary of the vesting commencement date, thirty-three percent (33%) on the second anniversary of the vesting commencement date, and thirty-four percent (34%) on the third anniversary of the vesting commencement date.

The June 2020 time-based LTIP Units vested in full on December 31, 2022.

A portion of each award of Class A LTIP Units for 2021 and 2022 were designated as a number of "base units." Twenty-five percent (25%) of the base units were designated as absolute TSR base units, and vest based on achievement of varying levels of the Company's TSR over the three-year performance period. The other seventy-five percent (75%) of the base units were designated as relative TSR base units and vest based on the ranking of the Company's TSR as compared to a defined peer group over the three-year performance period. Vesting of Class A LTIP Units is also subject to continued employment with the Company or its affiliates through the applicable vesting date.

Pursuant to the Director Compensation Program, the Company approved the issuance of the following fully vested LTIP Units under the 2015 Incentive Award Plan to seven of the Company's non-employee directors for the years ended December 31, 2020 and 2021 and to eight of the Company's non-employee directors for the year ended December 31, 2022:

Grant Date	Grant Description	Time-Based Grants	Grant Date Fair Value
May 2020	2020 LTIP Units	84,546	$8.28
May 2021	2021 LTIP Units	36,848	$19.00
May 2022	2022 LTIP Units	41,496	$19.28

LTIP Units (other than Class A LTIP Units that have not vested), whether vested or not, receive the same quarterly per-unit distributions as common units in the Operating Partnership, which equal the per-share distributions on the common stock of the Company. Class A LTIP Units that have not vested receive a quarterly per-unit distribution equal to 10% of the distribution paid on common units in the Operating Partnership.

The following is a summary of the unvested incentive awards as of December 31, 2022 and 2021:

	2015 Incentive Award Plan Restricted Stock Units	2015 Incentive Award Plan LTIP Units[1]	Total
Unvested as of December 31, 2020	387,739	1,494,458	1,882,197
Granted	106,747	833,915	940,662
Vested[2]	(205,806)	(582,319)	(788,125)
Expired	(12,713)	(245,737)	(258,450)
Forfeited	(14,240)	—	(14,240)
Unvested as of December 31, 2021	261,727	1,500,317	1,762,044
Granted	148,303	959,813	1,108,116
Vested[2]	(176,459)	(739,501)	(915,960)
Forfeited	(8,894)	—	(8,894)
Unvested as of December 31, 2022	224,677	1,720,629	1,945,306
Weighted-average fair value of unvested shares/units	$ 15.80	$ 11.09	$ 11.64

(1) Includes time-based LTIP Units and Class A LTIP Units.

(2) During the years ended December 31, 2022 and 2021, the Company redeemed 50,720 and 54,514, respectively, shares of common stock to satisfy federal and state tax withholding requirements on the vesting of restricted stock units under the 2015 Incentive Award Plan.

The fair value of the time-based awards is determined based on the closing price of the Company's common stock on the grant date and compensation expense is recognized on a straight-line basis over the vesting period. The grant date fair value of performance awards was determined based on a Monte Carlo simulation method with the following assumptions and compensation expense is recognized on a straight-line basis over the performance period:

Performance Award Grant Date	Percentage of Total Award	Grant Date Fair Value by Component	Volatility	Interest Rate	Dividend Yield
March 2, 2020					
Absolute TSR Restricted Stock Units - Type I	25%	$2.07	24.62%	0.95% - 1.13%	7.05%
Relative TSR Restricted Stock Units - Type I	75%	$6.73	24.62%	0.95% - 1.13%	7.05%
Absolute TSR Restricted Stock Units - Type II	25%	$2.14	24.62%	0.95% - 1.13%	7.05%
Relative TSR Restricted Stock Units - Type II	75%	$7.00	24.62%	0.95% - 1.13%	7.05%
Absolute TSR Class A LTIP Units	25%	$2.34	24.62%	0.95% - 1.13%	7.05%
Relative TSR Class A LTIP Units	75%	$6.85	24.62%	0.95% - 1.13%	7.05%
March 1, 2021					
Absolute TSR Restricted Stock Units	25%	$12.63	59.84%	0.01% - 0.31%	—%
Relative TSR Restricted Stock Units	75%	$13.06	59.84%	0.01% - 0.31%	—%
Absolute TSR Class A LTIP Units	25%	$12.57	59.84%	0.01% - 0.31%	—%
Relative TSR Class A LTIP Units	75%	$12.69	59.84%	0.01% - 0.31%	—%
February 25, 2022					
Absolute TSR Restricted Stock Units	25%	$9.72	41.28%	0.68% - 1.72%	—%
Relative TSR Restricted Stock Units	75%	$11.70	41.28%	0.68% - 1.72%	—%
Absolute TSR Class A LTIP Units	25%	$9.62	41.28%	0.68% - 1.72%	—%
Relative TSR Class A LTIP Units	75%	$11.33	41.28%	0.68% - 1.72%	—%

The absolute and relative stockholder returns are market conditions as defined by ASC 718, Compensation Stock—Compensation. Market conditions include provisions wherein the vesting condition is met through the achievement of a specific value of the Company's common stock, which is total stockholder return, in this case. Market conditions differ from other performance awards under ASC 718 in that the probability of attaining the condition (and thus vesting in the shares) is reflected in the initial grant date fair value of the award.

Accordingly, it is not appropriate to reconsider the probability of vesting in the award subsequent to the initial measurement of the award, nor is it appropriate to reverse any of the expense if the condition is not met. As such, once the expense for these awards is measured, the expense must be recognized over the vesting period regardless of whether the target is met, or at what level the target is met. Expense may only be reversed if the holder of the instrument forfeits the award as a result of the holder's termination of service to the Company prior to vesting. As a result, upon cancellation and replacement of the March 2020 performance-based restricted stock units and Class A LTIP Units with the June 2020 time-based restricted stock units and time-based LTIP Units, the Company will recognize the incremental fair value of the new time-based awards over the fair-value of the original performance-based awards, which was measured on the date the replacement awards were granted.

During the year ended December 31, 2022, the Company recognized approximately $10.6 million of share-based compensation expense (net of forfeitures) related to restricted stock units and LTIP Units provided to certain of its executive officers and other members of management and employees. In addition, during the year ended December 31, 2022, the Company recognized $0.8 million of share-based compensation expense related to the LTIP Units that were provided to the non-employee directors and capitalized approximately $0.4 million (net of forfeitures) related to restricted stock units provided to certain members of management who oversee development and capital projects on behalf of the Company. As of December 31, 2022, there was $12.1 million of total unrecognized compensation costs related to unvested restricted stock units, Class A LTIP Units and time-based LTIP Units issued under the 2015 Incentive Award Plan, which are expected to be recognized over a remaining weighted-average period of 1.64 years.

During the year ended December 31, 2021, the Company recognized approximately $10.8 million of share-based compensation expense (net of forfeitures) related to restricted stock units and LTIP Units provided to certain of its executive officers and other members of management. In addition, during the year ended December 31, 2021 the Company recognized $0.8 million of share-based compensation expense related to LTIP Units that were provided to the non-employee directors and capitalized approximately $0.6 million related to restricted stock units provided to certain members of management that oversee development and capital projects on behalf of the Company.

During the year ended December 31, 2020, the Company recognized approximately $10.9 million of share-based compensation expense (net of forfeitures) related to restricted stock units and LTIP Units provided to certain of its current or former executive officers and other members of management. In addition, during the year ended December 31, 2020 the Company recognized $0.7 million of share-based compensation related to LTIP Units that were provided to the non-employee directors and capitalized approximately $1.0 million related to restricted stock units provided to certain members of management that oversee development and capital projects on behalf of the Company. Share-based compensation expense during the year ended December 31, 2020 included $1.6 million of accelerated share-based compensation for reductions in corporate personnel as a result of the COVID-19 pandemic.

13. Commitments and Contingencies

Leases

The Company is a lessee to long-term ground, parking, and its corporate office leases, which are accounted for as operating leases. The following is a summary of the Company's leases as of and for the year ended December 31, 2022 (dollar amounts in thousands):

	December 31, 2022
Weighted-average remaining lease term, including reasonably certain extension options[1]	20 years
Weighted-average discount rate	5.72%
ROU asset[2]	$ 18,713
Lease liability[3]	$ 19,888
Operating lease rent expense	$ 2,146
Variable lease costs	3,802
Total rent and variable lease costs	$ 5,948

(1)   The weighted-average remaining lease term including all available extension options is approximately 56 years.

(2)   The ROU asset is included in other assets on the consolidated balance sheet as of December 31, 2022.

(3)   The lease liability is included in other liabilities on the consolidated balance sheet as of December 31, 2022.

The following table shows the remaining lease payments, which includes reasonably certain extension options, for the next five years and thereafter reconciled to the lease liability as of December 31, 2022 (in thousands):

	December 31, 2022
2023	$ 2,157
2024	2,171
2025	2,186
2026	2,202
2027	2,218
Thereafter	25,495
Total undiscounted lease payments	$ 36,429
Less imputed interest	(16,541)
Lease liability[1]	$ 19,888

(1)   The lease liability is included in other liabilities on the consolidated balance sheet as of December 31, 2022.

Management and Franchise Agreements

In order to maintain its qualification as a REIT, the Company cannot directly or indirectly operate any of its hotels. The Company leases each hotel to TRS lessees, which in turn engage eligible independent contractors to manage the hotels. Each hotel is operated pursuant to a hotel management agreement with an independent third-party hotel management company.

Pursuant to the management agreements, the management company controls the day-to-day operation of each hotel, and the Company is granted limited approval rights with respect to certain of the management company's actions. The management agreements typically contain a two-tiered fee structure, wherein the management company receives a base management fee and, if certain financial thresholds are met or exceeded, an incentive management fee. Many management agreements also require the maintenance of an FF&E reserve fund based on a percentage of hotel revenues to be used for capital expenditures to maintain the quality of the hotels.

Management agreements for brand-managed hotels have initial terms generally ranging from 10 to 30 years and allow for one or more renewal periods at the option of the hotel managers; assuming all renewal periods are exercised, the average remaining term is 27 years. Management agreements for franchised hotels generally contain initial terms between 15 and 20 years with an average remaining term of approximately seven years; none of these agreements contemplate renewal or extension of the initial term.

The Company is generally limited in its ability to sell, lease or otherwise transfer hotels unless the transferee assumes the related management agreement. However, most agreements include owner rights to terminate the agreements on the basis of the manager's failure to meet certain performance-based metrics. Typically, these criteria are subject to the manager's ability to 'cure' and avoid termination by payment to the Company of specified deficiency amounts (or, in some instances, waiver of the right to receive specified future management fees).

Franchise agreements contain initial terms of 20 years, with an average remaining initial term of approximately ten years. The franchise agreements require royalty fees based on a percentage of gross rooms revenue and, for certain hotels, an additional fee based on a percentage of gross food and beverage revenue. In addition, franchise agreements require fees for marketing, reservation or other program fees based on a percentage of the hotel's gross rooms revenue. Many franchise agreements also require the maintenance of a FF&E reserve fund based on a percentage of hotel revenues to be used for capital expenditures to maintain the quality of the hotels.

For the years ended December 31, 2022, 2021, and 2020, the Company incurred management and franchise fees of $36.5 million, $22.5 million and $11.6 million, respectively, which is included on the consolidated statements of operations and comprehensive income (loss) for the periods then ended.

Reserve Requirements

Certain franchise and management agreements require the Company to reserve funds relating to replacements and renewals of the hotels' furniture, fixtures and equipment. As of December 31, 2022 and 2021, the Company had a balance of $46.3 million and $29.3 million, respectively, in reserves for such future improvements. These amounts are included in restricted cash and escrows on the consolidated balance sheets as of December 31, 2022 and 2021, respectively.

Renovation and Construction Commitments

As of December 31, 2022, the Company had various contracts outstanding with third-parties in connection with the renovation of certain of its hotel properties. The remaining commitments under these contracts at December 31, 2022 totaled $12.1 million.

Legal

The Company is subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the financial statements of the Company.

14. Subsequent Events

In January 2023, XHR LP (the "Borrower") entered into a new $675 million senior unsecured credit facility comprised of a $450 million revolving line of credit (the "Revolving Line of Credit"), a $125 million term loan (the "Term Loan $125M") and a $100 million delayed draw term loan (the "Term Loan $100M" and, together with the Term Loan $125M, the "2023 Term Loans") pursuant to a Revolving Credit and Term Loan Agreement, dated as of January 10, 2023, by and among the Borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties thereto (the "2023 Credit Agreement"). The Revolving Line of Credit and the Term Loan $125M refinanced in full our existing corporate credit facilities, and as a result of such refinancing, the pledges of equity of certain subsidiaries securing obligations under the Amended Credit Agreements and the Senior Notes were released. The Term Loan $100M was funded on January 17, 2023 and was used to repay in full the mortgage loan collateralized by Renaissance Atlanta Waverly Hotel & Convention Center that was due August 2024. Proceeds from future Revolving Line of Credit borrowings may be used for working capital, general corporate or other purposes permitted by the 2023 Credit Agreement. The Revolving Line of Credit matures in January 2027 and can be extended up to an additional year. The interest rate on the Revolving Line of Credit is based on a pricing grid with a range of 145 to 275 basis points over the applicable Term SOFR rate as determined by the Company's leverage ratio. The 2023 Term Loans mature in March 2026, can be extended up to an additional year, and bear interest rates consistent with the pricing grid on the Revolving Line of Credit.

Additionally, in January 2023, the Company amended the mortgage loan collateralized by Andaz Napa to update the variable index on the $55 million loan from LIBOR-based to Term SOFR and extend the maturity date through January 2028.

In January and February 2023, 1,038,543 shares were repurchased under the Repurchase Program, at a weighted-average price of $14.20 per share for an aggregate purchase price of $14.7 million.

XENIA HOTELS & RESORTS, INC.
Schedule III
Real Estate and Accumulated Depreciation
(Dollar amounts in thousands)
December 31, 2022

Property	Encumbrance	Initial Cost (A) Land	Initial Cost (A) Buildings and Improvements	Adjustments to Land Basis (C)	Adjustments to Basis (C)	Gross amount at which carried at end of period (B) Land and Improvements	Gross amount at which carried at end of period (B) Buildings and Improvements	Total (D)	Accumulated Depreciation (E,F)	Year of Original Construction	Date of Acquisition	Life on Which Depreciation in Latest Income Statement is Computed (F)
Andaz Napa Napa, CA	$ 54,560	$ 10,150	$ 57,012	$ —	$ 2,543	$ 10,150	$ 59,555	$ 69,705	$ 30,182	2009	9/20/2013	5 - 30 years
Andaz San Diego San Diego, CA	—	6,949	43,430	—	8,249	6,949	51,679	58,628	22,922	1914	3/4/2013	5 - 30 years
Andaz Savannah Savannah, GA	—	2,680	36,212	—	4,553	2,680	40,765	43,445	16,431	2009	9/10/2013	5 - 30 years
Bohemian Hotel Savannah, Autograph Collection Savannah, GA	—	2,300	24,240	—	(1,715)	2,300	22,525	24,825	8,140	2009	8/9/2012	5 - 30 years
Buckhead Atlanta Restaurant Lease Atlanta, GA	—	364	2,349	—	—	364	2,349	2,713	619	2008	12/7/2018	5 - 30 years
Fairmont Dallas Dallas, TX	—	8,700	60,634	—	10,817	8,700	71,451	80,151	31,864	1968	8/1/2011	5 - 30 years
Fairmont Pittsburgh Pittsburgh, PA	—	3,378	27,101	—	3,452	3,378	30,553	33,931	5,695	2010	9/26/2018	5 - 30 years
Grand Bohemian Hotel Charleston, Autograph Collection Charleston, SC	—	4,550	26,582	—	732	4,550	27,314	31,864	9,201	2015	8/27/2015	5 - 30 years
Grand Bohemian Hotel Mountain Brook, Autograph Collection Birmingham, AL	—	2,000	42,246	—	1,146	2,000	43,392	45,392	15,299	2015	10/22/2015	5 - 30 years
Grand Bohemian Hotel Orlando, Autograph Collection Orlando, FL	55,685	7,739	75,510	—	15,176	7,739	90,686	98,425	35,018	2001	12/27/2012	5 - 30 years
Hyatt Centric Key West Resort & Spa Key West, FL	—	40,986	34,529	—	9,861	40,986	44,390	85,376	18,359	1988	11/15/2013	5 - 30 years
Hyatt Regency Grand Cypress Orlando, FL	—	17,867	183,463	—	57,144	17,867	240,607	258,474	62,756	1984	5/26/2017	5 - 30 years
Hyatt Regency Portland at the Oregon Convention Center Portland, OR	—	24,669	161,931	(1,058)	(7,093)	23,611	154,838	178,449	21,541	2019	12/17/2019	5 - 30 years
Hyatt Regency Santa Clara Santa Clara, CA	—	—	100,227	—	23,422	—	123,649	123,649	53,109	1986	9/20/2013	5 - 30 years
Hyatt Regency Scottsdale Resort & Spa at Gainey Ranch Scottsdale, AZ	—	71,211	145,600	—	15,094	71,211	160,694	231,905	43,854	1987	10/3/2017	5 - 30 years
Key West Bottling Court Retail Center Key West, FL	—	4,144	2,682	—	756	4,144	3,438	7,582	817	1953	11/25/2014	5 - 30 years
Kimpton Canary Hotel Santa Barbara Santa Barbara, CA	—	22,361	57,822	—	5,897	22,361	63,719	86,080	19,791	2005	7/16/2015	5 - 30 years
Kimpton Hotel Monaco Salt Lake City Salt Lake City, UT	—	1,777	56,156	—	6,094	1,777	62,250	64,027	24,649	1924	11/1/2013	5 - 30 years
Kimpton Hotel Palomar Philadelphia Philadelphia, PA	—	9,060	90,909	—	3,504	9,060	94,413	103,473	31,957	1929	7/28/2015	5 - 30 years
Kimpton RiverPlace Hotel Portland, OR	—	18,322	46,664	—	5,738	18,322	52,402	70,724	18,360	1985	7/16/2015	5 - 30 years
Loews New Orleans Hotel New Orleans, LA	—	3,529	70,652	—	15,079	3,529	85,731	89,260	31,837	1972	10/11/2013	5 - 30 years
Lorien Hotel & Spa Alexandria, VA	—	4,365	40,888	—	4,689	4,365	45,577	49,942	20,909	2009	10/24/2013	5 - 30 years
Marriott Dallas Downtown Dallas, TX	—	6,300	45,158	—	23,126	6,300	68,284	74,584	28,135	1980	9/30/2010	5 - 30 years
Marriott San Francisco Airport Waterfront San Francisco, CA	110,153	36,700	72,370	—	30,313	36,700	102,683	139,383	49,709	1985	3/23/2012	5 - 30 years

XENIA HOTELS & RESORTS, INC.
Schedule III
Real Estate and Accumulated Depreciation
(Dollar amounts in thousands)
December 31, 2022

Property	Encumbrance	Initial Cost (A) Land	Initial Cost (A) Buildings and Improvements	Adjustments to Land Basis (C)	Adjustments to Basis (C)	Gross amount at which carried at end of period (B) Land and Improvements	Gross amount at which carried at end of period (B) Buildings and Improvements	Total (D)	Accumulated Depreciation (E,F)	Year of Original Construction	Date of Acquisition	Life on Which Depreciation in Latest Income Statement is Computed (F)
Marriott Woodlands Waterway Hotel & Convention Center Woodlands, TX	—	5,500	98,886	—	36,871	5,500	135,757	141,257	68,961	2002	11/21/2007	5 - 30 years
Park Hyatt Aviara Resort, Golf Club & Spa Carlsbad, CA	—	33,252	135,320	—	69,751	33,252	205,071	238,323	35,203	1997	11/20/2018	5 - 30 years
Renaissance Atlanta Waverly Hotel & Convention Center Atlanta, GA	99,590	6,834	90,792	—	10,004	6,834	100,796	107,630	41,402	1983	3/23/2012	5 - 30 years
Royal Palms Resort & Spa, The Unbound Collection by Hyatt Scottsdale, AZ	—	33,912	50,205	—	5,980	33,912	56,185	90,097	16,513	1929	10/3/2017	5 - 30 years
The Ritz-Carlton, Denver Denver, CO	—	15,132	84,145	—	6,468	15,132	90,613	105,745	17,616	1982	8/24/2018	5 - 30 years
The Ritz-Carlton, Pentagon City Arlington, VA	—	—	103,568	—	11,622	—	115,190	115,190	29,704	1990	10/4/2017	5 - 30 years
W Nashville Nashville, TN	—	36,374	295,857	—	196	36,374	296,053	332,427	10,608	2021	3/29/2022	5 - 30 years
Waldorf Astoria Atlanta Buckhead Atlanta, GA	—	8,385	49,115	—	10,124	8,385	59,239	67,624	9,676	2008	12/7/2018	5 - 30 years
Westin Galleria Houston Houston, TX	—	7,842	112,850	—	43,617	7,842	156,467	164,309	63,593	1977	8/22/2013	5 - 30 years
Westin Oaks Houston at the Galleria Houston, TX	—	4,262	96,090	—	32,380	4,262	128,470	132,732	51,356	1971	8/22/2013	5 - 30 years
Totals	$ 319,988	$ 461,594	$ 2,621,195	$ (1,058)	$ 465,590	$ 460,536	$ 3,086,785	$ 3,547,321	$ 945,786			

Notes:

(A) The initial cost to the Company represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B) The aggregate cost of real estate owned at December 31, 2022 for federal income tax purposes was approximately $3,848 million (unaudited).

(C) Cost capitalized subsequent to acquisition includes payments under master lease agreements as well as additional tangible costs associated with investment properties, including any earn-out of tenant space. Impairment charges and write-offs of fully depreciated assets are recorded as a reduction in the basis.

XENIA HOTELS & RESORTS, INC.
Schedule III
Real Estate and Accumulated Depreciation
(Dollar amounts in thousands)
December 31, 2022

(D) Reconciliation of real estate owned (includes continuing operations and operations of assets classified as held for sale):

	2022	2021	2020
Balance at January 1	$ 3,288,098	$ 3,395,969	$ 3,753,108
Acquisitions	332,231	—	—
Capital improvements	72,027	29,631	67,067
Disposals and write-offs	(145,035)	(82,996)	(424,206)
Properties classified as held for sale	—	(54,506)	—
Balance at December 31	$ 3,547,321	$ 3,288,098	$ 3,395,969

(E) Reconciliation of accumulated depreciation (includes continuing operations and operations of assets classified as held for sale):

	2022	2021	2020
Balance at January 1	$ 888,717	$ 827,501	$ 826,738
Depreciation expense, continuing operations	131,710	125,882	143,627
Depreciation expense, properties classified as held for sale	—	2,041	—
Accumulated depreciation, properties classified as held for sale	—	(20,413)	—
Disposals and write-offs	(74,641)	(46,294)	(142,864)
Balance at December 31	$ 945,786	$ 888,717	$ 827,501

(F) Depreciation is computed based upon the following estimated lives:

Buildings and improvements	30 years
Tenant improvements	Life of the Lease
Furniture, fixtures and equipment	5 - 15 years



BOARD OF DIRECTORS

Marcel Verbaas
Chair
Chief Executive Officer
Xenia Hotels & Resorts, Inc.

Dennis D. Oklak
Lead Director
*Former Executive Chairman
and Chief Executive Officer*
Duke Realty Corporation

John H. Alschuler
Executive Chair
ThermeUS

Keith E. Bass
Chief Executive Officer
Mattamy Homes US

Thomas M. Gartland
*Former President, North
America*
Avis Budget Group

Beverly K. Goulet
*Former Executive Vice
President & Chief Integration
Officer*
American Airlines Group, Inc.

Arlene Isaacs-Lowe
*Former Global Head of
Corporate Social
Responsibility*
Moody's Corporation

Mary Beth McCormick
Former Executive Director
Center for Real Estate, The
Fisher School of Business,
The Ohio State University

Terrence Moorehead
*President and Chief Executive
Officer*
Nature's Sunshine Products,
Inc.

EXECUTIVE OFFICERS

Marcel Verbaas
*Chair and Chief Executive
Officer*

Barry A.N. Bloom
*President and Chief Operating
Officer*

Atish Shah
*Executive Vice President,
Chief Financial Officer and
Treasurer*

Taylor C. Kessel
*Senior Vice President, General
Counsel and Secretary*

Joseph T. Johnson
*Senior Vice President and
Chief Accounting Officer*

CORPORATE ADDRESS

Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue
    Suite 2700
Orlando, Florida 32801

Xenia Investor Services:
    (844) 248-2205
Phone: (407) 246-8100
Fax: (866) 748-7101

For additional information
and financial documents,
please visit our website at
www.xeniareit.com

ANNUAL STOCKHOLDERS MEETING

The annual meeting of
stockholders is scheduled for
Tuesday, May 16th, 2023 in
Orlando, Florida

STOCK LISTING

Xenia Hotels & Resorts, Inc.
is traded on the New York
Stock Exchange under the
symbol "XHR"

TRANSFER AGENT

Computershare
P.O. Box 505013
Louisville, KY 40233
Phone: (844) 248-2205
Email inquiries: web.queries
    @computershare.com

INDEPENDENT AUDITORS

KPMG LLP
Orlando, Florida

LEGAL COUNSEL

Latham & Watkins LLP
Chicago, Illinois

